  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1997.

                                                     REGISTRATION NO. 333-30109
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                               PJ AMERICA, INC.
          (EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
         DELAWARE                    5812                    61-1308435
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                               9109 PARKWAY EAST
                           BIRMINGHAM, ALABAMA 35206
                                (205) 836-1212
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              DOUGLAS S. STEPHENS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               PJ AMERICA, INC.
                               9109 PARKWAY EAST
                           BIRMINGHAM, ALABAMA 35206
                                (205) 836-1212
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         IVAN M. DIAMOND, ESQ.                    DAN BUSBEE, ESQ.
    GREENEBAUM DOLL & MCDONALD PLLC          LOCKE PURNELL RAIN HARRELL
       3300 NATIONAL CITY TOWER             (A PROFESSIONAL CORPORATION)
    LOUISVILLE, KENTUCKY 40202-3197         2200 ROSS AVENUE, SUITE 2200
            (502) 589-4200                    DALLAS, TEXAS 75201-6776
                                                   (214) 740-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 23, 1997

                                1,200,000 SHARES

                                      LOGO

                                PJ AMERICA, INC.

                                  COMMON STOCK

  Of the 1,200,000 shares of Common Stock offered hereby, 750,000 shares are being sold by PJ America, Inc. (the "Company"), a franchisee of Papa John's International, Inc., and 450,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "PJAM." On June 24, 1997, the last reported sale price of the Company's Common Stock as reported by the Nasdaq National Market was $17.00 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON THE  ACCURACY  OR  THE ADEQUACY  OF  THIS PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                 Proceeds to
                                      Price to     Underwriting   Proceeds to      Selling
                                       Public      Discount(1)     Company(2)    Stockholders
---------------------------------------------------------------------------------------------
Per Share........................     $              $              $              $
Total(3).........................    $              $              $              $
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $       .

(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 180,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters
    exercise this option in full, the Price to Public will total $       , the
    Underwriting Discount will total $       , the Proceeds to Company will
    total $        and the Proceeds to Selling Stockholders will total
    $       . See "Principal and Selling Stockholders" and "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at
the office of Montgomery Securities on or about        , 1997.

                                  -----------

MONTGOMERY SECURITIES                                         ALEX. BROWN & SONS
                                                                 incorporated

                                         , 1997

 [Front Exterior of free-      PJ AMERICA, INC.             [Papa John's
 standing PJ America Papa                                  International,
    John's Restaurant]                                "1994 Franchisee of the
                                                      Year" plaque awarded to
                                                        Extra Cheese, Inc.]

[Portion of "Pizza Papa   [Large Papa John's         [Portion of "Pizza Papa
John's" exterior sign]    Pizza with "The Works"]    John's" exterior sign]

[Papa John's delivery]    ["Pizza Papa John's"       [Pizza Papa John's
                          Logo]                      exterior
                                                     Sign with Papa John's
                                                     Restaurant]

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the financial statements and the more detailed information appearing elsewhere in this Prospectus. Unless otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option, and all references to the "Company" include PJ America, Inc. and its subsidiaries. See "The Company" and Note 1 of Notes to PJ America, Inc. and Subsidiaries Supplemental Consolidated Financial Statements.

  The Company succeeded to the businesses of five Papa John's International, Inc. franchisees (the "Reorganization"). The Reorganization was completed on October 30, 1996, concurrent with the closing of the Company's initial public offering (the "IPO"). On June 5, 1997, a subsidiary of the Company merged with Ohio Pizza Delivery Co. ("OPD") in a transaction accounted for as a pooling of interests. Accordingly, supplemental consolidated financial statements reflecting such transaction are included in this Prospectus. The Company operates on a 52- or 53-week fiscal year ending on the last Sunday in December of each year. Fiscal year 1995 had 53 weeks.

                                  THE COMPANY

  PJ America is the largest franchisee of "Papa John's" pizza delivery and carry-out restaurants. At June 24, 1997, the Company owned and operated 58 Papa John's restaurants in the Birmingham, Alabama area; in the Norfolk, Richmond and Virginia Beach, Virginia areas; in East Texas; and in the Akron, Ohio area. In addition to its existing territories, the Company has entered into a development agreement with its franchisor, Papa John's International, Inc. ("PJI"), to develop Papa John's restaurants in the Ventura, Kern, San Luis Obispo, and Santa Barbara counties, as well as the northwestern portion of Los Angeles County (the "California Counties"). Further, the Company has been granted by PJI the rights to enter into development agreements for Papa John's restaurants in the Vancouver, Canada area and Puerto Rico. In addition, the Company has an option, exercisable during 1998, to acquire the operations and development rights for Papa John's restaurants in Utah from an affiliate of the Company. On June 5, 1997, the Company acquired through a merger eight Papa John's restaurants in the Akron, Ohio area. The Company intends to continue pursuing selective strategic acquisitions of existing Papa John's franchisees. At June 24, 1997, PJI and its franchisees (including the Company) operated 1,320 Papa John's restaurants in 39 states.

  The key elements of the Papa John's concept include a focused menu of high quality pizza and related items, an effective commissary, distribution and equipment supply system and an efficient in-store operating design. Papa John's original, medium thick crust is made from fresh dough (never frozen) produced in PJI's regional commissaries. Every pizza is prepared using real mozzarella cheese, pizza sauce made from fresh-packed tomatoes (not concentrate), a proprietary mix of savory spices and a choice of high quality meat and vegetable toppings in generous portions. This focused menu and the use of quality ingredients enables Papa John's restaurants to concentrate on consistently "Delivering the Perfect Pizza!"(TM) PJI's commissary system supplies pizza dough, food products and paper products twice weekly to each of the Company's restaurants. This commissary system enables PJI to closely monitor and control product quality and consistency, while lowering food costs for its franchisees. PJI also provides the Company assistance with restaurant design and site selection and a complete equipment package for new restaurants. This assistance provides the Company with a convenient, cost-effective means of opening restaurants while ensuring a consistent restaurant appearance. The in-store operating design includes specific areas for order taking, pizza preparation and routing, resulting in simplified operations, lower training and labor costs, increased efficiency and improved consistency and product quality. The Company's restaurants are typically 1,200 to 1,500 square feet in size and are located in strip centers or free-standing buildings which provide visibility, curb appeal and accessibility.

  The Company believes the performance of its Papa John's restaurants has been exceptional. The Company's average unit volumes have historically exceeded the average of the Papa John's franchise system. During the 52 weeks ended March 30, 1997, the 41 restaurants that were open throughout the period generated average sales of $732,000, average restaurant cash flow (operating income plus depreciation) of $135,000 (or 18.4% of sales) and average restaurant operating income after royalties of $114,000 (or 15.6% of sales). However, there can be no assurance that such results can be maintained. The average cash investment, including franchise fees, to open the 41 new restaurants was approximately $175,000, exclusive of land and pre-opening expenses. The Company expects that its average cash investment for restaurants opened in 1997 will approximate $210,000, as the Company may increase the proportion of free standing units. The Company also anticipates that occupancy costs and the cash investment required to open restaurants in its new territories will be higher than those experienced in its existing markets.

  The Company's growth strategy focuses on further developing the Papa John's concept through: (i) building out its existing markets; (ii) acquiring and developing new territories; and (iii) strategically acquiring existing Papa John's franchisee groups and territories, if available. The Company's objective is to become the leading chain of pizza delivery restaurants in each of its markets. Through a market-by-market expansion strategy focused on clustering restaurants, the Company seeks to increase consumer awareness and take advantage of operational and advertising efficiencies. During 1996, the Company opened seven restaurants. In 1997 to date, the Company has opened four restaurants and acquired eight restaurants from another Papa John's franchisee. The Company anticipates that it will open an additional eight restaurants by the end of 1997 and twelve restaurants in 1998.

  The Company was organized as a Delaware corporation in August 1996, its principal executive offices are located at 9109 Parkway East, Birmingham, Alabama 35206, and its telephone number is (205) 836-1212.

                              RECENT DEVELOPMENTS

  Recent Acquisition. On June 5, 1997, the Company acquired eight Papa John's restaurants from OPD in the Akron, Ohio area in a transaction that has been accounted for as a pooling of interests. Supplemental Consolidated Financial Statements are presented elsewhere in this Prospectus. In addition, on June 26, 1997, the Company entered into an agreement with a PJI franchisee to acquire one Papa John's restaurant adjacent to its Akron, Ohio area and a development agreement to develop three additional Papa John's restaurants in such territory. See "Selected Consolidated Financial Data" and "Certain Transactions."

  Recent Financial Results. The Comany had pro forma revenues of $12.0 million and pro forma net income of $841,000 for its second fiscal quarter ended June 29, 1997 as compared to pro forma revenues of $9.4 million and pro forma net income of $458,000 for the comparable period in 1996. Pro forma revenues and pro forma net income for the six-month period ended June 29, 1997 were $22.6 million and $1.7 million, respectively, as compared to pro forma revenues of $17.9 million and pro forma net income of $885,000 for the comparable period in 1996. The pro forma results for the second quarter and the six-month period in 1997 include expenses of $124,000 incurred in connection with the merger with OPD, which were expensed in the second quarter of 1997. See "Recent Developments."

                                  THE OFFERING

Common Stock offered by the Company......................... 750,000 shares
Common Stock offered by the Selling Stockholders............ 450,000 shares
Common Stock to be outstanding after the offering........... 5,783,084 shares(1)
Use of proceeds............................................. To fund restaurant development and acquisitions and for general
                                                             corporate purposes
Nasdaq National Market symbol............................... PJAM

--------
(1) Excludes (i) a warrant issued to PJI to purchase 225,000 shares of Common Stock at $11.25 per share and (ii) 375,500 shares of Common Stock issuable upon the exercise of stock options as of June 24, 1997. See "Management-- Compensation of Directors," "--1996 Stock Ownership Incentive Plan" and "Certain Transactions."

                     SUMMARY FINANCIAL AND RESTAURANT DATA
        (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF RESTAURANTS)

  The following tables set forth summary financial and restaurant data for the Company. The table "Income Statement Data--PJ America" represents the results of operations of the Company for the entire period presented and the acquisition of the Virginia restaurants from October 30, 1996 (the closing date of the IPO).

  The table "Income Statement Data--PJ America Supplemental" represents the results of operations of the Company restated to give retroactive effect to the merger with OPD on June 5, 1997, which was accounted for as a pooling of interests, as if the merger had occurred at the beginning of fiscal 1995.

  The table "Pro Forma Income Statement Data--PJ America" represents the results of operations of the Company as if the acquisition of the Virginia restaurants had occurred at the beginning of 1995 and has been retroactively restated to reflect the merger with OPD as if it also had occurred at the beginning of 1995. In addition, the table "Restaurant Data--PJ America" represents certain restaurant data for the Company's restaurants for each of the years presented. See Note 3 below and "Certain Transactions."

                              FISCAL YEAR ENDED              THREE MONTHS ENDED
                          -----------------------------    -----------------------
                          DEC. 25, DEC. 31,    DEC. 29,     MAR. 29,    MAR. 30,
                            1994     1995        1996         1996        1997
                          -------- --------    --------    ----------- -----------
                                                           (UNAUDITED) (UNAUDITED)
INCOME STATEMENT DATA--
 PJ AMERICA:
 Restaurant sales.......   $6,415  $10,457     $16,846       $2,998      $ 8,770
 Operating income.......      554    1,074       1,662          290          982
 Income before income
  taxes ................      532    1,009       1,670          272        1,137
 Net income(1)..........      338      641       1,078          172          728
INCOME STATEMENT DATA--
 PJ AMERICA
 SUPPLEMENTAL:
 Restaurant sales.......           $16,744     $24,550       $4,915      $10,606
 Operating income.......             1,856       2,510          520        1,181
 Income before income
  taxes.................             1,779       2,521          503        1,336
 Net income(1)..........             1,095       1,580          309          845
PRO FORMA INCOME
 STATEMENT DATA--PJ
 AMERICA:
 Restaurant sales.......           $29,386     $37,968       $8,523      $10,606
 Operating income.......             2,815       3,530          756        1,181
 Income before income
  taxes.................             2,582       3,405          689        1,336
 Net income.............             1,605       2,143          427          845
 Net income per share...           $  0.47     $  0.57       $ 0.12      $  0.16
 Weighted average
  shares................             3,435(2)    3,750(2)     3,444        5,191
RESTAURANT DATA--PJ
 AMERICA:
 Percentage change in
  comparable restaurant
  sales(3) .............     24.1%     3.3%        4.7%        (1.7%)       11.9%
 Average sales for
  restaurants open for
  full period(3)........   $  731  $   727     $   721       $  166      $   187
 Number of restaurants
  open at end of period.       27       46          54           49           57

                                                              MARCH 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                          ------- --------------
BALANCE SHEET DATA--PJ AMERICA SUPPLEMENTAL:
 Total assets...........................................  $24,779    $36,460
 Total debt, including current maturities...............      --         --
 Stockholders' equity...................................   22,324     34,005

--------
(1) Net income reflects a pro forma provision for income taxes assuming the Company's predecessors, and OPD where appropriate, were C corporations rather than S corporations for each period. See "Prior S Corporation Status of the Company's Predecessors" and "Certain Transactions."
(2) See Note 6 of PJ America, Inc. and Subsidiaries Supplemental Consolidated Financial Statements and "Certain Transactions."
(3) Includes restaurants open throughout the periods being compared excluding the eight Papa John's restaurants acquired in the OPD merger. Fiscal 1995 comparable restaurant sales have been adjusted to reflect a 52-week period versus a 53-week period.
(4) Adjusted to reflect the sale of 750,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $17.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information contained elsewhere in this Prospectus, prospective investors should consider the following factors in evaluating an investment in the Common Stock offered hereby:

UNCERTAINTIES OF EXPANSION STRATEGY

  The Company has grown rapidly in recent periods and intends to continue pursuing an aggressive growth strategy. The Company plans to use a portion of the proceeds from this offering to open approximately eight additional restaurants during the remainder of 1997 primarily in existing markets and approximately twelve restaurants during 1998 primarily in new markets. The Company has entered into a development agreement with PJI to develop Papa John's restaurants in the California Counties and has been granted by PJI the rights to enter into development agreements for Papa John's restaurants in the Vancouver, Canada area and Puerto Rico. The Company estimates that these territories could support approximately 90 to 100 Papa John's restaurants. However, the Company has not entered into development agreements for the Vancouver, Canada area and Puerto Rico, and there can be no assurance that the Company will enter into development agreements for such territories or that the terms of the development agreements offered by PJI will be acceptable to the Company. If the Company fails to meet its development obligations, PJI could, among other remedies, terminate the Company's development rights in such areas.

  In the course of its expansion, the Company will enter new geographic regions in which it has no previous operating experience and where the Papa John's brand name is relatively unknown. There can be no assurance that the Company's restaurants will be successful in such new markets. In addition, the Company intends to continue pursuing acquisitions of existing PJI franchisees as part of its overall expansion strategy. The Company recently acquired eight Papa John's restaurants in the Akron, Ohio area. There can be no assurance that the Company will be able to successfully integrate the operations of these restaurants or other Papa John's restaurants which may be acquired in the future or to manage successfully the combined enterprise on a profitable basis. The Company may face competition in acquiring existing PJI franchisees from PJI, which has a right to approve and a right of first refusal with respect to the sale of all Papa John's restaurants (which in certain instances has been waived), and other PJI franchisees. There can be no assurance that the Company will be able to acquire additional PJI franchises on terms acceptable to the Company, if at all. See "--Dependence on PJI; Franchisee Status," "Business--Expansion and Site Selection," "--Development and Franchise Agreements" and "Certain Transactions."

  The Company's continued growth will depend primarily upon its ability to open and operate additional restaurants profitably. The opening of new restaurants will depend upon a number of factors, many of which are beyond the control of the Company. These factors include, among other things, selection and availability of suitable locations, negotiation of acceptable lease or purchase terms, timely construction of restaurants, securing required governmental permits and approvals, and employment and training of qualified personnel. Timely development of new territories by all Papa John's franchisees, including the Company, also is dependent upon their ability to obtain adequate food supplies for their restaurants. While the Company expects to obtain such supplies for the California Counties and the Vancouver, Canada area from PJI's commissary and distribution system, such facility for Vancouver, Canada has not yet been opened. In Puerto Rico, the Company does not expect that PJI will open a commissary; therefore, the Company will be dependent upon its or PJI's ability to contract with local entities to provide the Company with dough and other food supplies. The inability of PJI or the Company, or both, to achieve their respective growth plans could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company's current expansion plan may pose significant strains on the Company's managerial, operational, financial and other resources. There can be no assurance that the Company will be able to open the number of restaurants anticipated in a timely manner or that existing restaurants or new restaurants opened by the Company will be operated profitably. See "Business--Expansion and Site Selection."

DEPENDENCE ON PJI; FRANCHISEE STATUS

  The success of the Company will, in large part, be dependent upon the success of the Papa John's system. In addition, significant matters relating to the Company's growth and operational strategies must be coordinated with, and approved by, PJI. In particular, PJI must approve the opening by the Company of any new restaurant, including restaurants opened within the Company's existing franchise territories. PJI also maintains discretion over the menu items that may be offered in the Company's restaurants. The Company's right to use PJI's trademarks and service marks are significant to the Company's business. The franchise and development agreements with PJI require the Company to pay to PJI certain fees on or before the opening of new restaurants, as well as monthly royalties. PJI may increase the royalty fee to 5% of sales after a franchise agreement has been in effect for between three to five years. In no event may the royalty fee be increased to an amount greater than the royalty fee currently in effect for new Papa John's franchisees. These agreements also provide for the termination of the Company as a franchisee upon the failure of the Company to comply with certain restrictions and applicable obligations. Should the Company fail to comply with the development agreements for restaurants within the covered territories, PJI could, among other remedies, terminate the Company's right to open additional restaurants in such territories. PJI's consent is required for the Company's acquisition of existing Papa John's restaurants from other franchisees. In addition, PJI may choose not to grant additional development rights to the Company. PJI's approval is also required for the renewal of existing franchise agreements beyond the initial renewal period. There can be no assurance that the Company will be able to obtain any such consents or approvals from PJI. See "Business--Development and Franchise Agreements" and "--Trademarks."

  The Company currently purchases most of its food supplies and all of its restaurant equipment from PJI. The Company is dependent on frequent deliveries of food supplies from PJI's commissaries. The Company also elects, but is not required, to purchase advertising, promotional and other materials from PJI. Currently, the Company's restaurants are being supplied by PJI's Garner, North Carolina; Jackson, Mississippi; and Rotterdam, New York commissaries; and PJI's Dallas, Texas distribution center. The Company's development of additional territories is dependent upon PJI's opening commissaries or distribution centers to service such areas and the ability of such commissaries to adequately service the Company's and PJI's restaurants. While the Company expects to obtain such supplies for the California Counties and the Vancouver, Canada area from PJI's commissary and distribution system, such facility for Vancouver, Canada has not yet been opened. In Puerto Rico, the Company does not expect that PJI will open a commissary; therefore, the Company will be dependent upon its or PJI's ability to contract with local entities to provide the Company with dough and other food supplies. PJI's failure to deliver food supplies from its commissaries to the Company or to continue expanding and successfully operating its commissary and distribution system would adversely affect the Company. See "Business--Papa John's International, Inc." and "--Marketing Programs."

LIMITED COMBINED OPERATING HISTORY

  The Company opened its first restaurant in 1991 and has experienced rapid growth in restaurant openings, revenues and level of operations. At June 24, 1997, 21 restaurants (36.2%) had been open less than two years. Consequently, operating results achieved to date may not be indicative of the results that may be achieved by any existing or new restaurant in the future.

INCREASES IN OPERATING COSTS; AVAILABILITY AND COST OF INSURANCE

  An increase in operating costs could adversely affect the profitability of the Company. Factors such as inflation, increased food costs, increased labor and employee benefit costs and the availability of qualified management and hourly employees may adversely affect the Company's operating costs. Most of these factors are beyond the control of the Company. PJI currently purchases all of the cheese which it supplies to its franchisees from one supplier. Cheese currently represents approximately 40% of the Company's food costs. The price of cheese, as well as that of other commodities, is subject to seasonal fluctuations, weather, demand and other factors. In September 1997, the second phase of an increase in the minimum wage, from $4.75 to $5.15, will be implemented in accordance with the Federal Fair Labor Standards Act of 1996, which could adversely affect the Company.

  A risk of the Company, as with other companies which offer delivery services, is the potential for claims resulting from traffic accidents involving its delivery personnel. The Company does not have, and has not in the past offered, guaranteed delivery times. The Company maintains excess liability coverage on its delivery drivers in an amount believed by management to be adequate. In addition, the Company maintains property, casualty and liability insurance on its business and employees. However, a change in the cost or availability of such insurance, or the incurrence of a significant number of claims or liability in excess of policy limits, could adversely affect the Company.

GEOGRAPHIC CONCENTRATION

  All of the Company's restaurants are currently located in Alabama, Virginia, Texas and Ohio. The Company's geographic concentration exposes its business to certain risks, including economic and weather conditions and demographic and population changes in those regions. There can be no assurance that adverse developments in the geographic regions in which the Company's business is concentrated will not have an adverse effect on its future results of operations or financial condition. See "Business--Restaurant Locations."

HIGHLY COMPETITIVE INDUSTRY; EASE OF ENTRY INTO BUSINESS

  The restaurant industry is highly competitive and is affected by changes in consumer tastes, as well as national, regional and local economic conditions and demographic trends. The performance of individual restaurants can be affected by changes in traffic patterns, local demographics and the type, number and location of competing restaurants. The quick-service restaurant industry is extremely competitive with respect to price, service, location and food quality. The Company competes with a variety of other restaurants in the quick-service restaurant industry, including those that offer dine-in, carry-out and delivery services. These competitors include national and regional chains, franchisees of other restaurant chains and local owner-operated restaurants. Many competitors have been in existence longer and have a more established market presence and substantially greater financial, marketing and other resources than the Company. Due primarily to the relatively low start-up cost of pizza delivery and carry-out restaurants, there are no major barriers to entry into the pizza delivery and carry-out restaurant business. See "Business--Competition."

CONFLICTS OF INTEREST

  Certain directors and executive officers of the Company own interests in other Papa John's franchisees. In addition, Richard F. Sherman, Chairman of the Board of the Company, is a director of PJI, and Charles W. Schnatter, a director of the Company, is Senior Vice President, General Counsel, Secretary and a director of PJI. An agreement between the Company and PJI provides that a representative of PJI will serve on the Board of Directors of the Company until October 1999. Mr. Schnatter serves as the representative of PJI on the Board. Such directors and officers may have conflicts of interest with respect to transactions between the Company and such franchisees or PJI. In addition, such directors and officers may have conflicts of interest with respect to corporate opportunities suitable for both the Company and such franchisees or PJI. See "Certain Transactions."

DEPENDENCE UPON KEY PERSONNEL

  Management of the Company is dependent on the continuing services of Douglas
S. Stephens, the Company's President and Chief Executive Officer, and other key personnel. The Company maintains $3,000,000 in key man life insurance on Mr. Stephens. The loss of the services of Mr. Stephens or other key personnel could have a material adverse effect on the Company's business. See "Management."

CONTROL BY OFFICERS AND DIRECTORS

  Upon completion of this offering, the Company's executive officers and directors will, in the aggregate, beneficially own 30.9% of the outstanding Common Stock (29.2% if the Underwriters' over-allotment option is exercised in full). These persons, if acting together, will have substantial control over matters requiring approval by the stockholders of the Company, including the election of directors. See "--Anti-Takeover Provisions," "Management" and "Principal and Selling Stockholders."

GOVERNMENT REGULATION

  The restaurant industry is subject to numerous Federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. The failure to obtain or retain food licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company. In September 1997, the second phase of an increase in the minimum wage will be implemented in accordance with the Federal Fair Labor Standards Act of 1996, which could adversely affect the Company. See "Business--Government Regulation."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  The Company has been granted the rights to enter into development agreements to open Papa John's restaurants in the Vancouver, Canada area and Puerto Rico. The Company's ability to establish international operations is subject to various risks, including changing political and economic conditions, currency fluctuations, trade barriers, trademark rights, adverse tax consequences and government regulations relating to, among other things, the preparation and sale of food, building and zoning requirements, wages, working conditions, and the Company's relationship with its employees. There can be no assurance that the Company will be successful in establishing international operations.

ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or take control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes with staggered three-year terms which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" for three years following the date such person became an interested stockholder unless certain conditions are satisfied. As a result, third parties may be discouraged from attempting to acquire or take control of the Company. See "Description of Capital Stock--Certain Corporate Governance Matters."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 5,783,084 shares of Common Stock outstanding. Of these shares, 1,200,000 shares sold in this offering, as well as the 2,070,000 shares sold in the IPO, will be freely transferable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act. The remaining 2,513,084 shares constitute "restricted securities" within the meaning of Rule 144 such that the sale of such securities would be restricted for one year from the date they were acquired. The stockholders in the Reorganization, OPD and PJI, the holder of a warrant to purchase 225,000 shares of Common Stock, will be entitled to certain registration rights with respect to such shares. Further, the Company has registered 760,000 shares of Common Stock reserved for issuance pursuant to the Company's incentive compensation programs. At June 24, 1997, there were outstanding options to purchase 375,500 shares of Common Stock. Options to purchase shares become exercisable in four equal annual installments beginning one year from the date of the grant. Sales of substantial amounts of shares of Common Stock in the public market after this offering or the perception that such sales could occur may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

  The Company, its directors and executive officers, and certain stockholders have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible or exchangeable for shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of Montgomery Securities, except for (i) up to 350,000 shares which may be issued in connection with acquisitions and (ii) shares issued pursuant to the exercise of options granted under the Directors Plan or the 1996 Plan. See "Underwriting."

LIMITED PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  The Common Stock has traded on the Nasdaq National Market since October 1996 and has a limited public market history. There can be no assurance that future market prices for the shares will equal or exceed the price to public set forth on the cover page of this Prospectus. The price at which the Common Stock will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results and general market and economic conditions, some of which factors are beyond the Company's control. Factors, such as quarterly fluctuations in the Company's or other restaurant companies', including PJI's, financial and operating results, announcements by the Company or others, and developments affecting the Company, PJI, its clients or the industry generally, could also cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock" and "Underwriting."

                              RECENT DEVELOPMENTS

  Recent Acquisitions. On June 5, 1997, the Company acquired eight Papa John's restaurants from OPD in the Akron, Ohio area in a transaction that has been accounted for as a pooling of interests. Supplemental Consolidated Financial Statements are presented elsewhere in this Prospectus. In addition, on June 26, 1997, the Company entered into an agreement with a PJI franchisee to acquire one Papa John's restaurant adjacent to its Akron, Ohio area and a development agreement to develop three additional Papa John's restaurants in such territory. See "Selected Consolidated Financial Data" and "Certain Transactions."

  Recent Financial Results. The Company had pro forma revenues of $12.0 million and pro forma net income of $841,000 for its second fiscal quarter ended June 29, 1997 as compared to pro forma revenues of $9.4 million and pro forma net income of $458,000 for the comparable period in 1996. Pro forma revenues and pro forma net income for the six-month period ended June 29, 1997 were $22.6 million and $1.7 million, respectively, as compared to pro forma revenues of $17.9 million and pro forma net income of $885,000 for the comparable period in 1996. Pro forma net income per share was $0.16 for the second quarter in 1997 as compared to $0.13 for the comparable period in 1996, and was $0.33 for the six-month period in 1997 as compared to $0.26 for the comparable period in 1996. Approximately 50% more shares were outstanding during the 1997 six-month period than during the comparable period in 1996. The pro forma results for the second quarter and the six-month period in 1997 include expenses of $124,000 incurred in connection with the merger with OPD, which were expensed in the second quarter of 1997. The increase in pro forma revenues and pro forma net income for the second quarter and the six-month period in 1997 were primarily due to (i) increases in comparable restaurant sales of 8.8% in the second quarter and 10.1% in the six-month period; (ii) incremental sales from additional restaurants; and (iii) improved operating margins. The above results for the second quarter and six-month period in 1997 have been restated to give retroactive effect to the merger with OPD as if the merger had occurred at the beginning of the year, and also include a pro forma provision for income taxes as if OPD was a C corporation rather than an S corporation. The above financial results for the second quarter of 1996 and six-month period ended June 30, 1996 represent the results of the Company as if the acquisition of the Virginia restaurants had occurred at the beginning of the year, have been restated to give retroactive effect to the merger with OPD as if the merger had occurred at the beginning of the year and include a pro forma provision for income taxes as if the Company and OPD were C corporations rather than S corporations.

           PRIOR S CORPORATION STATUS OF THE COMPANY'S PREDECESSORS

  From their inception through October 29, 1996, all but one of the Company's predecessors were treated for Federal and state income tax purposes as S corporations under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of state income tax laws. Accordingly, through October 29, 1996, the earnings of such of the Company's predecessors were taxed for Federal and certain state income tax purposes directly to the stockholders of the Company's predecessors. On October 29, 1996, the Company's predecessors became subject to Federal and state income taxes.

  The Company made distributions to its stockholders in each fiscal year from 1994 through October 29, 1996 to provide stockholders with funds to assist in paying Federal and state income taxes on the undistributed earnings of the Company. The Company used approximately $2.0 million of the proceeds from the IPO to pay all undistributed S corporation earnings (as determined for income tax purposes) of the Company ("Undistributed S Corporation Earnings") through October 29, 1996. See "Dividend Policy" and "Certain Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 750,000 shares of Common Stock offered hereby at an assumed public offering price of $17.00 per share are estimated to be $11,680,625 ($13,146,025 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Stockholders.

  The net proceeds of this offering will be used to fund new restaurant development and for general corporate purposes. The Company plans to open twelve new Papa John's restaurants in 1997, four of which have been opened to date, and twelve new Papa John's restaurants in 1998. A portion of the remaining net proceeds of the offering may be used to acquire other Papa John's franchisees. Although the Company intends to pursue such acquisitions, the Company is not currently in any negotiations, nor does it have any pending material agreements or understandings, concerning any material acquisition at the date of this Prospectus. However, the Company has an option and rights of first refusal to acquire the operations and development rights for certain Papa John's restaurants owned by affiliates. Pending such uses, the Company will invest the net proceeds in short-term, investment grade, interest-bearing securities. See "Certain Transactions."

                                DIVIDEND POLICY
  The Company intends to retain any future earnings for use in its business and does not intend to pay cash dividends in the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, restrictions in future financing agreements, the general financial condition of the Company and general business conditions. Certain of the Company's predecessors made cash distributions to their stockholders of $9,000, $932,000 and $3.4 million in 1994, 1995 and 1996, respectively, which were related to the S corporation status of the Company's predecessors. See "Description of Capital Stock-- Common Stock."

                          PRICE RANGE OF COMMON STOCK
  The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "PJAM" since its IPO on October 24, 1996. The Company's price to the public was $12.50 per share. The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of the Common Stock, as reported on the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
        1996
        Fourth quarter (from October 25, 1996)................... $22.25 $15.50
        1997
        First quarter............................................ $19.25 $14.00
        Second quarter (through June 24, 1997)...................  18.88  12.13

  On June 24, 1997, the last reported sale price for the Company's Common Stock as reported by the Nasdaq National Market was $17.00 per share. As of June 24, 1997, there were 66 holders of record of Common Stock, although the Company believes that the number of beneficial owners of its Common Stock is substantially greater.

                                CAPITALIZATION
  The following table sets forth the capitalization of PJ America Supplemental, which represents the capitalization of the Company, restated to give retroactive effect to the merger with OPD as of March 30, 1997, and as adjusted to give effect to the issuance and sale by the Company of 750,000 shares of Common Stock in this offering (at an assumed public offering price of $17.00 per share) and the application of the net proceeds therefrom. This table should be read in conjunction with PJ America, Inc. and Subsidiaries Supplemental Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                MARCH 30, 1997
                                                               ----------------
                                                                          AS
                                                               ACTUAL  ADJUSTED
                                                               ------- --------
                                                                (IN THOUSANDS)
      Long-term debt, including current maturities............ $   --  $   --
                                                               ------- -------
      Stockholders' equity:
        Preferred Stock, $1.00 par value, 1,000,000 shares
         authorized; no shares outstanding.................... $   --  $   --
        Common Stock, $.01 par value, 20,000,000 shares
         authorized; 5,033,084 shares outstanding; 5,783,084
         shares outstanding, as adjusted(1)...................      50      58
        Paid-in capital.......................................  20,029  31,702
        Retained earnings.....................................   2,245   2,245
                                                               ------- -------
          Total stockholders' equity..........................  22,324  34,005
                                                               ------- -------
            Total capitalization.............................. $22,324 $34,005
                                                               ======= =======

--------
(1) Excludes (i) a warrant issued to PJI to purchase 225,000 shares of Common Stock at $11.25 per share and (ii) options to purchase 375,500 shares of Common Stock issuable upon the exercise of stock options as of June 24, 1997. See "Management--Compensation of Directors," "--1996 Stock Ownership Incentive Plan" and "Certain Transactions."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

PJ AMERICA

  The following table represents the results of operations of the Company for the entire period presented and the acquisition of the Virginia restaurants from October 30, 1996 (the closing date of the IPO).

  The selected consolidated financial data of the Company as of and for the years ended December 26, 1993, December 25, 1994, December 31, 1995 and December 29, 1996 are derived from the consolidated financial statements of PJ America, Inc. and Subsidiary which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of and for the year ended December 28, 1992 and as of and for the three months ended March 29, 1996 and March 30, 1997 are unaudited.

                                        FISCAL YEAR ENDED                   THREE MONTHS ENDED
                         ------------------------------------------------ -----------------------
                          DEC. 28,   DEC. 26, DEC. 25, DEC. 31,  DEC. 29,  MAR. 29,    MAR. 30,
                            1992       1993     1994     1995      1996      1996        1997
                         ----------- -------- -------- --------  -------- ----------- -----------
                         (UNAUDITED)                                      (UNAUDITED) (UNAUDITED)
INCOME STATEMENT DATA:
 Restaurant sales.......   $1,318     $3,127   $6,415  $10,457   $16,846    $2,998      $ 8,770
 Costs and expenses:
   Cost of sales........      433      1,054    2,098    3,511     5,537     1,005        2,777
   Salaries and
    benefits............      406        888    1,677    2,647     4,244       761        2,235
   Other operating
    expenses............      344        772    1,481    2,393     3,922       677        2,059
   General and
    administrative
    expenses............      131        229      433      557     1,016       181          464
   Depreciation and
    amortization........       50         79      172      275       465        84          253
                           ------     ------   ------  -------   -------    ------      -------
     Total costs and
      expenses..........    1,364      3,022    5,861    9,383    15,184     2,708        7,788
                           ------     ------   ------  -------   -------    ------      -------
 Operating income
  (loss)................      (46)       105      554    1,074     1,662       290          982
 Other income
  (expense), net........      --          (6)     (22)     (65)        8       (18)         155
                           ------     ------   ------  -------   -------    ------      -------
 Income (loss) before
  income taxes..........      (46)        99      532    1,009     1,670       272        1,137
 Income tax expense
  (benefit)(1)..........      (17)        36      194      368       592       100          409
                           ------     ------   ------  -------   -------    ------      -------
     Net income
      (loss)(1).........   $  (29)    $   63   $  338  $   641   $ 1,078    $  172      $   728
                           ======     ======   ======  =======   =======    ======      =======
BALANCE SHEET DATA (END
 OF PERIOD):
 Total assets...........   $  432     $  823   $1,655  $ 2,491   $22,373                $23,548
 Total debt, including
  current maturities....      --         300      427    1,066       --                     --
 Stockholders' equity...      314        435      995    1,073    20,578                 21,305

--------
(1) Net income reflects a pro forma provision for income taxes assuming the Company's predecessors were C corporations rather than S corporations for each period.

PJ AMERICA SUPPLEMENTAL

  The following table represents the results of operations of the Company restated to give retroactive effect to the merger with OPD on June 5, 1997, accounted for as a pooling of interests, as if the merger had occurred at the beginning of fiscal 1995.

  The selected financial data as of and for the years ended December 31, 1995 and December 29, 1996 are derived from supplemental consolidated financial statements of PJ America, Inc. and Subsidiaries which have been audited by Ernst & Young LLP, independent auditors, whose reports thereon are included elsewhere in this Prospectus. The selected consolidated financial data for the three months ended March 29, 1996 and March 30, 1997 are unaudited.

                                      FISCAL YEAR ENDED    THREE MONTHS ENDED
                                      ------------------ -----------------------
                                      DEC. 31,  DEC. 29,  MAR. 29,    MAR. 30,
                                        1995      1996      1996        1997
                                      --------  -------- ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
INCOME STATEMENT DATA:
  Restaurant sales................... $16,744   $24,550    $4,915      $10,606
  Costs and expenses:
    Cost of sales....................   5,630     8,064     1,647        3,373
    Salaries and benefits............   4,158     6,113     1,226        2,715
    Other operating expenses.........   3,820     5,833     1,122        2,480
    General and administrative
     expenses........................     887     1,402       278          564
    Depreciation and amortization....     393       628       122          293
                                      -------   -------    ------      -------
      Total costs and expenses.......  14,888    22,040     4,395        9,425
                                      -------   -------    ------      -------
    Operating income.................   1,856     2,510       520        1,181
    Other income (expense)...........     (77)       11       (17)         155
                                      -------   -------    ------      -------
    Income before income taxes.......   1,779     2,521       503        1,336
    Income tax expense...............     684       941       194          491
                                      -------   -------    ------      -------
      Net income(1).................. $ 1,095   $ 1,580    $  309      $   845
                                      =======   =======    ======      =======
BALANCE SHEET DATA (END OF PERIOD):
  Total assets....................... $ 3,628   $23,614                $24,779
  Total debt, including current
   maturities........................   1,071        70                    --
  Stockholders' equity...............   1,885    21,518                 22,324

--------

(1) Net income reflects a pro forma provision for income taxes assuming the Company's predecessors and OPD were C corporations rather than S corporations for the periods presented.

PRO FORMA INFORMATION--PJ AMERICA (UNAUDITED)

  The following table represents the results of operations of the Company as if the acquisition of the Virginia restaurants had occurred at the beginning of 1995 and has been retroactively restated to reflect the merger with OPD as if it also had occurred at the beginning of 1995. See "Certain Transactions."

  The pro forma financial data do not purport to represent what the Company's financial position or results of operations actually would have been if such transactions in fact had occurred on those dates, and should not be used to project the Company's financial position or results of operations for any future period.

                                            FISCAL YEAR
                                             ENDED(1)        THREE MONTHS ENDED
                                         ------------------  --------------------
                                         DEC. 31,  DEC. 29,  MAR. 29,   MAR. 30,
                                           1995      1996      1996       1997
                                         --------  --------  ---------  ---------
INCOME STATEMENT DATA:
  Restaurant sales...................... $29,386   $37,968    $  8,523  $  10,606
  Costs and expenses:
    Cost of sales.......................   9,946    12,643       2,867      3,373
    Salaries and benefits...............   7,306     9,329       2,155      2,715
    Other operating expenses............   7,170     9,379       2,064      2,480
    General and administrative expenses.   1,373     2,020         439        564
    Depreciation and amortization.......     776     1,067         242        293
                                         -------   -------    --------  ---------
      Total costs and expenses..........  26,571    34,438       7,767      9,425
                                         -------   -------    --------  ---------
  Operating income......................   2,815     3,530         756      1,181
  Other income (expense), net...........    (233)     (125)        (67)       155
                                         -------   -------    --------  ---------
  Income before income taxes............   2,582     3,405         689      1,336
  Income tax expense....................     977     1,262         262        491
                                         -------   -------    --------  ---------
      Net income(2)..................... $ 1,605   $ 2,143    $    427  $     845
                                         =======   =======    ========  =========
  Net income per share.................. $  0.47   $  0.57    $   0.12  $    0.16
                                         =======   =======    ========  =========
  Weighted average shares...............   3,435     3,750       3,444      5,191

--------

(1) See Note 6 to the PJ America, Inc. and Subsidiaries Supplemental Consolidated Financial Statements.
(2) Net income reflects a pro forma provision for income taxes assuming the Company's predecessors and OPD were C corporations rather than S corporations for the periods presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The Company is the largest franchisee of Papa John's pizza delivery and carry-out restaurants. At June 24, 1997, the Company owned and operated 58 Papa John's restaurants in the Birmingham, Alabama area; in the Norfolk, Richmond and Virginia Beach, Virginia areas; in East Texas; and in the Akron, Ohio area. At June 24, 1997, PJI and its franchisees (including the Company) operated 1,320 Papa John's restaurants in 39 states.

  The Company succeeded to the businesses of five PJI franchisees in the Reorganization which was completed on October 30, 1996 concurrent with the closing of the Company's IPO. The Reorganization was an exchange of non-monetary assets by stockholders and has been accounted for at historical cost.

  On June 5, 1997, a subsidiary of the Company merged with OPD acquiring eight Papa John's restaurants in the Akron, Ohio area. This transaction was accounted for as a pooling of interests. Accordingly, supplemental consolidated financial statements reflecting such transaction are included in this Prospectus.

  The Company's restaurants operate under separate franchise agreements, which generally have terms between five and ten years (with renewal options between five and ten years) and require payment of monthly royalties equal to 4% of restaurant sales. The Company also has entered into development agreements with PJI to open a certain number of restaurants over a defined period of time within specific geographic areas. The Company's development agreements generally require it to pay a non-refundable fee per restaurant covered by the respective agreements and which fee is typically credited against the initial franchise fee that the Company is required to pay for each new restaurant opened. The Company amortizes development and franchise fees over a 20-year period, beginning with the opening of a restaurant. See "Business--Development and Franchise Agreements."

  The Company's growth strategy focuses on further developing the Papa John's concept through: (i) building out its existing markets; (ii) acquiring and developing new territories; and (iii) strategically acquiring existing Papa John's franchisee groups and territories, if available. The Company's market-by-market expansion strategy focuses on clustering restaurants, thereby increasing consumer awareness and enabling the Company to take advantage of operational and advertising efficiencies. To date, the Company believes that this strategy has contributed to increases in comparable restaurant sales, although there can be no assurance that comparable restaurant sales will continue to be positive. The Company expects that its average cash investment, including franchise fees, required to open restaurants in 1997 will approximate $210,000. The Company anticipates that the cash investment required to open restaurants in its new territories will be higher than that experienced in its existing markets. Pre-opening costs are expensed as incurred.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  Certain statements under the captions "Prospectus Summary," "Risk Factors," "Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this Prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include statements regarding the intent, belief or current expectations of the Company and its management. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things: (i) the successful implementation of the Company's expansion strategy; (ii) the Company's dependence upon the success of the Papa John's system; (iii) the Company's ability to compete in an intensely competitive industry; and (iv) other factors referred to in this Prospectus under the heading "Risk Factors."

RESULTS OF OPERATIONS--PJ AMERICA

  The following table sets forth the percentage relationship to restaurant sales for certain income statement data of the Company for the entire period presented and the acquisition of the Virginia restaurants from October 30, 1996 (the closing date of the IPO). Net income reflects a pro forma provision for income taxes assuming the Company's predecessors were C corporations rather than S corporations for each period.

                                                                THREE MONTHS
                                       FISCAL YEAR ENDED            ENDED
                                   -------------------------- -----------------
                                   DEC. 25, DEC. 31, DEC. 29, MAR. 29, MAR. 30,
                                     1994     1995     1996     1996     1997
                                   -------- -------- -------- -------- --------
   Restaurant sales...............  100.0%   100.0%   100.0%   100.0%   100.0%
   Costs and expenses:
     Cost of sales................   32.7     33.6     32.9     33.5     31.6
     Salaries and benefits........   26.1     25.3     25.2     25.4     25.5
     Other operating expenses.....   23.1     22.9     23.3     22.6     23.5
     General and administrative
      expenses....................    6.8      5.3      6.0      6.0      5.3
     Depreciation and
      amortization................    2.7      2.6      2.7      2.8      2.9
                                    -----    -----    -----    -----    -----
       Total costs and expenses...   91.4     89.7     90.1     90.3     88.8
                                    -----    -----    -----    -----    -----
   Operating income...............    8.6     10.3      9.9      9.7     11.2
   Other income (expense), net....   (0.3)    (0.7)     --      (0.6)     1.8
                                    -----    -----    -----    -----    -----
   Income before income taxes.....    8.3      9.6      9.9      9.1     13.0
   Income tax expense.............    3.0      3.5      3.5      3.3      4.7
                                    -----    -----    -----    -----    -----
       Net income.................    5.3%     6.1%     6.4%     5.8%     8.3%
                                    =====    =====    =====    =====    =====

 Three Months Ended March 30, 1997 Compared to Three Months Ended March 29,
1996.

  Restaurant Sales. Restaurant sales increased 193% to $8.8 million for the three months ended March 30, 1997, from $3.0 million for the comparable period in 1996. The increase was primarily attributable to the 46 restaurants open throughout the period ended March 30, 1997 (includes 25 Virginia restaurants acquired on October 30, 1996), as compared to the 15 restaurants open throughout the period ended March 29, 1996, the three restaurants opened in the first quarter of 1997, and an 11.9% increase in comparable restaurant sales.

  Costs and Expenses. Cost of sales, which consists of food, beverage and paper costs, decreased as a percentage of restaurant sales to 31.6% for the three months ended March 30, 1997, from 33.5% for the comparable period in 1996. This decrease was primarily attributable to the acquisition of the Virginia restaurants which are included in the period ended March 30, 1997, slightly lower cheese costs, and a maturing restaurant base.

  Salaries and benefits, which consist of all store level employee wages, taxes, and benefits increased slightly as a percentage of restaurant sales to 25.5% for the three months ended March 30, 1997, from 25.4% for the comparable period in 1996. The increase in salaries and benefits as a percentage of restaurant sales was primarily due to the increase in minimum wage in October 1996, partially offset by improved labor utilization.

  Other operating expenses include other restaurant level operating costs, the material components of which are automobile mileage reimbursement for delivery drivers, rent, royalties, utility expenses, pre-opening expenses and advertising expenses. Other operating expenses increased as a percentage of restaurant sales to 23.5% for the three months ended March 30, 1997, from 22.6% for the comparable period in 1996. This increase was primarily attributable to the acquisition of the Virginia restaurants, which historically have had higher operating expenses as a percentage of restaurant sales, partially offset by increased leverage of expenses as a result of comparable store sales increases and increased purchasing power.

  General and administrative expenses decreased as a percentage of restaurant sales to 5.3% for the three months ended March 30, 1997, from 6.0% for the comparable period in 1996. This decrease was primarily due to the leveraging of general and administrative expenses as a result of increased sales, partially offset by additional corporate infrastructure necessary to support planned growth.

  Depreciation and amortization was relatively consistent as a percentage of restaurant sales at 2.9% for the three months ended March 30, 1997, from 2.8% for the comparable period in 1996.

  Other Income (Expense). Other income (expense), consisting primarily of investment income for the quarter ended March 30, 1997, was approximately $155,000. The increase in investment income was a result of earnings on funds received from the IPO. Investment balances are considered available to fund growth and acquisitions.

 1996 Compared to 1995.

  Restaurant Sales. Restaurant sales increased 61.1% to $16.8 million in 1996 from $10.5 million in 1995. The increase in restaurant sales was attributable to sales from the six new restaurants opened in 1996, a full year of operations for the five restaurants opened during 1995, a 4.7% increase in comparable restaurant sales for restaurants open throughout both fiscal years and the acquisition of 25 Virginia restaurants on October 30, 1996. The increase in comparable restaurant sales was primarily attributable to continued market penetration, partially offset by the impact of inclement weather in the first quarter of 1996.

  Costs and Expenses. Cost of sales increased $2.0 million, but decreased as a percentage of restaurant sales to 32.9% in 1996 from 33.6% in 1995. This percentage decrease was primarily attributable to the acquisition of the Virginia restaurants on October 30, 1996, when cheese costs were below the average for all of 1996. Average cheese costs throughout the first three quarters of 1996 were higher than the comparable periods in 1995.

  Salaries and benefits increased $1.6 million, but decreased slightly as a percentage of restaurant sales to 25.2% in 1996 from 25.3% in 1995.

  Other operating expenses increased $1.5 million, and increased as a percentage of restaurant sales to 23.3% in 1996 from 22.9% in 1995. This percentage increase was primarily due to the acquisition of the Virginia restaurants, which historically have had higher other operating expenses as a percentage of restaurant sales.

  General and administrative expenses increased $459,000, and increased as a percentage of restaurant sales to 6.0% in 1996 from 5.3% in 1995. The dollar and percentage increases were primarily due to expenses of $120,000 for two new executives relocating to the Company's offices in Birmingham, Alabama, and the addition of restaurant supervisory and corporate support personnel.

  Depreciation and amortization increased by $190,000, and increased as a percentage of restaurant sales to 2.7% in 1996 from 2.6% in 1995. The dollar increase was primarily due to the addition of new and acquired restaurants. The percentage increase was primarily due to 1995 being a 53-week year.

  Other Income (Expense). Other income (expense), which consists primarily of interest income and interest expense, increased $73,000 to $8,000 of income in 1996 from $65,000 of expense in 1995. The increase in other income was primarily due to the payoff of Company debt, plus interest income earned on investments as a result of the IPO.

 1995 Compared to 1994.

  Restaurant Sales. Restaurant sales increased 63.0% to $10.5 million in 1995 from $6.4 million in 1994. The increase in restaurant sales was attributable to sales from the five new restaurants opened in 1995, a full year of operations for the four restaurants opened in 1994, and a 6.6% increase in comparable restaurant sales for the six restaurants open throughout both fiscal years. The increase in comparable restaurant sales was primarily attributable to increased market penetration in Birmingham, Alabama and the surrounding areas.

  Costs and Expenses. Cost of sales increased $1.4 million and increased as a percentage of restaurant sales to 33.6% in 1995 from 32.7% in 1994. This percentage increase resulted from an increase in topping portion on pizzas and more aggressive discounting.

  Salaries and benefits increased $970,000, but decreased as a percentage of restaurant sales to 25.3% in 1995 from 26.1% in 1994. The decrease in salaries and benefits as a percentage of restaurant sales was primarily due to better labor utilization and a smaller percentage of new restaurants opened in 1995 as compared to 1994.

  Other operating expenses increased $912,000, but decreased as a percentage of restaurant sales to 22.9% in 1995 from 23.1% in 1994. The decrease was attributable to decreases in other operating expenses as a percentage of restaurant sales in the Birmingham, Alabama area, partially offset by higher other operating expenses for new restaurants opened in Texas.

  General and administrative expenses increased $124,000 in 1995 to $557,000 from $433,000 in 1994, but decreased as a percentage of restaurant sales to 5.3% in 1995 from 6.8% in 1994. The dollar increase was the result of the addition of restaurant supervisory and corporate support personnel. The percentage decrease was primarily due to an increase in restaurant sales without a proportionate increase in general and administrative expenses.

  Depreciation and amortization increased $103,000 in 1995 to $275,000 from $172,000 in 1994, but decreased slightly as a percentage of restaurant sales to 2.6% in 1995 from 2.7% in 1994. The dollar increase was primarily related to the opening of additional restaurants.

  Other Income (Expense). Other expenses increased to $65,000 in 1995 from $22,000 in 1994, primarily due to increased interest expense on borrowings.

RESULTS OF OPERATIONS--PJ AMERICA SUPPLEMENTAL

  The following table sets forth the percentage relationship to restaurant sales for certain income statement data of the Company, restated to give retroactive effect to the merger with OPD on June 5, 1997, which was accounted for as a pooling of interests, as if it had occurred at the beginning of fiscal 1995. Net income reflects a pro forma provision for income taxes assuming that the Company and OPD were C corporations rather than S corporations for each period.

                                      FISCAL YEAR ENDED THREE MONTHS ENDED
                                      ----------------- ----------------------
                                      DEC. 31, DEC. 29, MAR. 29,     MAR. 30,
                                        1995     1996     1996         1997
                                      -------- -------- ---------    ---------
   Restaurant sales..................  100.0%   100.0%       100.0%       100.0%
   Costs and expenses:
     Cost of sales...................   33.6     32.8         33.5         31.8
     Salaries and benefits...........   24.8     24.9         25.0         25.6
     Other operating expenses........   22.8     23.8         22.8         23.4
     General and administrative
      expenses.......................    5.3      5.7          5.7          5.3
     Depreciation and amortization...    2.4      2.6          2.4          2.8
                                       -----    -----    ---------    ---------
       Total costs and expenses......   88.9     89.8         89.4         88.9
                                       -----    -----    ---------    ---------
   Operating income..................   11.1     10.2         10.6         11.1
   Other income (expense), net.......   (0.5)     --          (0.4)         1.5
                                       -----    -----    ---------    ---------
   Income before income taxes........   10.6     10.2         10.2         12.6
   Income tax expense................    4.1      3.8          3.9          4.6
                                       -----    -----    ---------    ---------
       Net income....................    6.5%     6.4%         6.3%         8.0%
                                       =====    =====    =========    =========

 Three months ended March 30, 1997 compared to three months ended March 29, 1996.

  Restaurant Sales. Restaurant sales increased 116% to $10.6 million for the three months ended March 30, 1997, from $4.9 million for the comparable period in 1996. The increase was primarily attributable to the 54 restaurants open throughout the period ended March 30, 1997 (includes 25 Virginia restaurants acquired on October 30, 1996), as compared to the 22 restaurants open throughout the period ended March 29, 1996, the three restaurants opened in the first quarter of 1997, and an 11.9% increase in comparable restaurant sales.

  Costs and Expenses. Cost of sales decreased as a percentage of restaurant sales to 31.8% for the three months ended March 30, 1997, from 33.5% for the comparable period in 1996. This decrease was primarily attributable to the acquisition of the Virginia restaurants which are included in the period ended March 30, 1997, slightly lower cheese costs, and a maturing restaurant base.

  Salaries and benefits increased slightly as a percentage of restaurant sales to 25.6% for the three months ended March 30, 1997, from 25.0% for the comparable period in 1996. The increase in salaries and benefits as a percentage of restaurant sales was primarily due to the increase in minimum wage in October 1996, partially offset by better labor utilization.

  Other operating expenses increased as a percentage of restaurant sales to 23.4% for the three months ended March 30, 1997, from 22.8% for the comparable period in 1996. This increase was primarily attributable to the acquisition of the Virginia restaurants, which historically have had higher operating expenses as a percentage of restaurant sales, partially offset by increased leverage of expenses as a result of comparable store sales increases and increased purchasing power for various expenses.

  General and administrative expenses decreased as a percentage of restaurant sales to 5.3% for the three months ended March 30, 1997, from 5.7% for the comparable period in 1996. This decrease was primarily due to the leveraging of general and administrative expenses as a result of increased sales, partially offset by additional corporate infrastructure necessary to support planned growth.

  Depreciation and amortization increased as a percentage of restaurant sales to 2.8% for the three months ended March 30, 1997, from 2.4% for the comparable period in 1996. This increase was primarily attributable to the acquisition of the Virginia restaurants, which historically had higher depreciation expense as a percentage of sales.

  Other Income (Expense). Other income (expense), consisting primarily of investment income for the quarter ended March 30, 1997, was approximately $155,000. The increase in investment income was a result of earnings on funds received from the IPO.

 1996 Compared to 1995.

  Restaurant Sales. Restaurant sales increased 46.6% to $24.5 million in 1996 from $16.7 million in 1995. The increase in restaurant sales was attributable to sales from the seven new restaurants opened in 1996, a full year of operations for the six restaurants opened during 1995, a 4.7% increase in comparable restaurant sales for restaurants open throughout both fiscal years, and the acquisition of 25 Virginia restaurants on October 30, 1996. The increase in comparable restaurant sales was primarily attributable to continued market penetration in Alabama and Virginia, partially offset by the impact of inclement weather in the first quarter of 1996.

  Costs and Expenses. Cost of sales increased $2.4 million, but decreased as a percentage of restaurant sales to 32.8% in 1996 from 33.6% in 1995. This percentage decrease was primarily attributable to the acquisition of the Virginia restaurants on October 30, 1996, when cheese costs were below the average for all of 1996. Average cheese costs throughout the first three quarters of 1996 were higher than the comparable periods in 1995.

  Salaries and benefits increased $2.0 million and increased slightly as a percentage of restaurant sales to 24.9% in 1996 from 24.8% in 1995.

  Other operating expenses increased $2.0 million, and increased as a percentage of restaurant sales to 23.8% in 1996 from 22.8% in 1995. This percentage increase was primarily due to the acquisition of the Virginia restaurants, which historically have had higher other operating expenses as a percentage of restaurant sales.

  General and administrative expenses increased $515,000, and increased as a percentage of restaurant sales to 5.7% in 1996 from 5.3% in 1995. The dollar increase was primarily due to expenses of $120,000 for two new executives relocating to the Company's offices in Birmingham, Alabama, and the addition of restaurant supervisory and corporate support personnel.

  Depreciation and amortization increased by $234,000, and increased as a percentage of restaurant sales to 2.6% in 1996 from 2.4% in 1995. The dollar increase was primarily due to the addition of new and acquired restaurants. The percentage increase was primarily due to 1995 being a 53-week year.

  Other Income (Expense). Other income (expense), which consists primarily of interest income and interest expense, increased $88,000 to $11,000 of income in 1996 from $77,000 of expense in 1995. The increase in other expense was primarily due to the payoff of Company debt, plus interest income earned on investments as a result of the Company's IPO.

PRO FORMA RESULTS OF OPERATIONS--UNAUDITED

  The following table sets forth the percentage relationship to restaurant sales for certain income statement data as if the acquisition of the Virginia restaurants had occurred at the beginning of 1995 and has been retroactively restated to reflect the merger with OPD as if it also had occurred at the beginning of 1995. Net income reflects a pro forma provision for income taxes assuming the Company's predecessors and OPD were C corporations rather than S corporations for the periods presented.

                                      FISCAL YEAR ENDED THREE MONTHS ENDED
                                      ----------------- ------------------
                                      DEC. 31, DEC. 29, MAR. 29,     MAR. 30,
                                        1995     1996     1996         1997
                                      -------- -------- ---------    ---------
   Restaurant sales..................  100.0%   100.0%       100.0%       100.0%
   Costs and expenses:
     Cost of sales...................   33.8     33.3         33.6         31.8
     Salaries and benefits...........   24.9     24.6         25.3         25.6
     Other operating expenses........   24.4     24.7         24.2         23.4
     General and administrative
      expenses.......................    4.7      5.3          5.2          5.3
     Depreciation and amortization...    2.6      2.8          2.8          2.8
                                       -----    -----    ---------    ---------
       Total costs and expenses......   90.4     90.7         91.1         88.9
                                       -----    -----    ---------    ---------
   Operating income..................    9.6      9.3          8.9         11.1
   Other income (expense), net.......   (0.8)    (0.3)        (0.8)         1.5
                                       -----    -----    ---------    ---------
   Income before income taxes........    8.8      9.0          8.1         12.6
   Income tax expense................   (3.3)    (3.3)        (3.1)        (4.6)
                                       -----    -----    ---------    ---------
       Net income....................    5.5%     5.7%         5.0%         8.0%
                                       =====    =====    =========    =========

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires capital primarily for the development and acquisition of new restaurants. Total capital expenditures, including those of OPD, for the three months ended March 30, 1997 and the year ended December 29, 1996 were approximately $1.0 million and $1.3 million, respectively.

  The Company has financed its restaurant development principally through internally generated funds and, prior to the IPO, through short-term credit facilities with its lenders. Cash provided by operating activities, including those of OPD, in the three months ended March 30, 1997 and the year ended December 29, 1996 was $1.6 million and $3.6 million, respectively.

  The Company received $19.2 million in net cash proceeds from its IPO in October 1996. In 1996, the Company used approximately $2.0 million of the IPO proceeds to fund final S corporation distributions to stockholders, $400,000 for the purchase of equipment and $3.5 million to retire indebtedness outstanding at the IPO. The remaining net proceeds of approximately $13.3 million were invested in various short-term investments and are expected to be used for the development and acquisition of restaurants and for general corporate purposes. The Company's cash, cash equivalents and investments, including those of OPD, as of March 30, 1997 were $16.6 million.

  The Company estimates that its total capital expenditures for the remainder of 1997 will be approximately $2.0 million and $3.5 million in 1998, primarily for the opening of new restaurants. The Company may also acquire the operations of other Papa John's franchisees if such operations become available on terms satisfactory to the Company. The Company expects that funds remaining from its IPO, the proceeds from this offering and cash flow from operations will provide sufficient funds to finance its capital expenditures and potential acquisitions through 1998. The Company has not sought and does not have commitments for any credit facilities.

IMPACT OF INFLATION

  The Company does not believe inflation has materially affected earnings during the past three years. Substantial increases in costs, particularly labor, employee benefits or food costs, could have a significant impact on the Company.

                                   BUSINESS

GENERAL

  The Company is the largest franchisee of "Papa John's" pizza delivery and carry-out restaurants. At June 24, 1997, the Company owned and operated 58 Papa John's restaurants in the Birmingham, Alabama area; in the Norfolk, Richmond and Virginia Beach, Virginia areas; in East Texas; and in the Akron, Ohio area. The Company has entered into a development agreement with PJI to develop Papa John's restaurants in the California Counties and has been granted by PJI the rights to enter into development agreements for Papa John's restaurants in the Vancouver, Canada area and Puerto Rico. On June 5, 1997, the Company acquired eight Papa John's restaurants from OPD in the Akron, Ohio area in a transaction that was accounted for as a pooling of interests. In addition, the Company has an option, exercisable during 1998, to acquire the operations and development rights for Papa John's restaurants in Utah from an affiliate of the Company.

PAPA JOHN'S INTERNATIONAL, INC.

  General. The Papa John's concept was initiated in 1985 with the opening of the first Papa John's restaurant by PJI, a publicly-held company headquartered in Louisville, Kentucky. At June 24, 1997, the Papa John's restaurant system consisted of 1,320 restaurants in 39 states, including 360 restaurants operated by PJI, 58 restaurants operated by the Company and 902 restaurants operated by other franchisees. The key elements of the Papa John's concept include a focused menu of high quality pizza and related items, an effective commissary distribution and equipment supply system and an efficient in-store operating design.

  Menu. Papa John's restaurants offer a focused menu of high quality, value priced pizza, breadsticks and cheesesticks. Papa John's original, medium thick crust is made from fresh dough (never frozen) produced in PJI's regional commissaries. Every pizza is prepared using real mozzarella cheese, pizza sauce made from fresh-packed tomatoes (not concentrate), a proprietary mix of savory spices and a choice of high quality meat and vegetable toppings in generous portions. Fresh onions and green peppers are chopped daily at all restaurants and are purchased from local produce suppliers. Each pizza is complemented by the addition of a container of Papa John's special garlic sauce (for dipping the crust) and two pepperoncinis. This focused menu and use of quality ingredients enables Papa John's restaurants to concentrate on consistently "Delivering the Perfect Pizza!"(TM). On October 1, 1996, PJI and its franchisees began offering thin crust pizza in substantially all of their markets. The Company is currently offering thin crust pizza in all of its markets.

  Purchasing and Distribution. PJI's commissary system supplies pizza dough and other food and paper products twice weekly to each of its franchised restaurants. PJI currently operates seven regional commissaries in Louisville, Kentucky; Garner, North Carolina; Orlando, Florida; Jackson, Mississippi; Denver, Colorado; Phoenix, Arizona; and Rotterdam, New York. PJI also operates one distribution center in Dallas, Texas. PJI expects to open new commissaries and distribution centers as PJI and its franchisees expand into new territories. Specifically, PJI has begun construction of an additional commissary in Des Moines, Iowa which is expected to be opened in the third quarter of 1997. PJI's commissary system enables it to closely monitor and control product quality and consistency, while lowering food and operating costs for its franchisees. All Papa John's restaurants are required to purchase a proprietary mix of savory spices and dough from PJI. Produce is purchased locally by each franchisee to ensure freshness. Franchisees may purchase other goods from approved suppliers or PJI, which has negotiated purchasing agreements with most of its suppliers. The Company believes that these agreements enable it to benefit from volume discounts which result in prices the Company believes are below those which it could otherwise obtain. In addition, all the equipment, counters and smallwares required to open a Papa John's restaurant are available from PJI. PJI also provides layout and design services and recommends subcontractors, signage installers and telephone systems to its franchises. Although not required to do so, the Company purchases substantially all of its food products, paper products and restaurant equipment from PJI.

  Restaurant Layout and Design. Papa John's restaurants are typically 1,200 to 1,500 square feet in size and are located in strip centers or free-standing buildings which provide visibility, curb appeal and accessibility. The exterior of a Papa John's restaurant is generally characterized by backlighted awnings, neon window designs and other visible signage. The layout is designed to facilitate a smooth flow of food orders through the restaurant. The layout includes specific areas for order taking, pizza preparation and routing, resulting in simplified operations, lower training and labor costs, increased efficiency and improved consistency and quality of food products. The decor of a restaurant has a vibrant red and white color scheme with green striping, and includes a bright menu board, custom counters and a carry-out customer area. The counters are designed to allow customers to watch the employees slap out the dough and put sauce and toppings on pizzas. Although most Papa John's restaurants are designed primarily for carry-out and delivery service, certain of the Company's restaurants have seating areas which may accommodate up to 30 customers. PJI provides the Company assistance with restaurant design, site selection and a complete equipment package for new restaurants. This assistance provides the Company with a convenient, cost-effective means of opening restaurants while ensuring a consistent restaurant appearance.

RESTAURANT LOCATIONS

  The following table sets forth the location and number of Company restaurants at June 24, 1997 (exclusive of three restaurants under construction at such date).

                                                                      NUMBER OF
      LOCATION                                                       RESTAURANTS
      --------                                                       -----------
      Birmingham, Alabama area......................................      17
      Norfolk, Richmond and Virginia Beach, Virginia areas..........      28
      East Texas....................................................       5
      Akron, Ohio area..............................................       8
                                                                         ---
          Total restaurants.........................................      58
                                                                         ===

UNIT ECONOMICS

  The Company believes the performance of its Papa John's restaurants has been exceptional. The Company's average unit volumes have historically exceeded the average of the Papa John's franchise system. During the 52 weeks ended March 30, 1997, the 41 restaurants that were open throughout the period generated average sales of $732,000, average restaurant cash flow (operating income plus depreciation) of $135,000 (or 18.4% of sales) and average restaurant operating income after royalties of $114,000 (or 15.6% of sales). However, there can be no assurance that such results can be maintained. The average cash investment, including franchise fees, to open these 41 restaurants was approximately $175,000, exclusive of land and pre-opening expenses. The Company expects that its average cash investment for restaurants opened in 1997 will approximate $210,000. The Company anticipates entering into Puerto Rico by the end of 1997, and new restaurant development in 1998 will be primarily in Puerto Rico and California. The Company expects that occupancy costs and the cash investment required to open restaurants in its new territories will be higher than that experienced in its existing markets. The Company leases, rather than owns, most of its properties and expects to continue to do so in the future.

EXPANSION AND SITE SELECTION

  The Company's growth strategy will focus on further developing the Papa John's concept through: (i) building out its existing markets; (ii) acquiring and developing new territories; and (iii) strategically acquiring existing Papa John's franchisee groups and territories, if available. The Company's objective is to become the leading chain of pizza delivery restaurants in each of its development markets. Through a market-by-market expansion strategy focused on clustering restaurants, the Company seeks to increase consumer awareness and take advantage of operational and advertising efficiencies. During 1996, the Company opened eight restaurants. In 1997 through June 26, the Company has opened four restaurants and acquired eight restaurants from other Papa John's franchisees. The Company anticipates that it will open an additional eight restaurants by the end of 1997 and twelve restaurants in 1998.

  In addition to developing its existing territories, the Company has entered into a development agreement with PJI to develop Papa John's restaurants in the California Counties. Such agreement requires the Company to open three Papa John's restaurants in 1998, five additional restaurants per year through 2004, and four restaurants in 2005. PJI has also granted the Company the rights to enter into development agreements for Papa John's restaurants in the Vancouver, Canada area and Puerto Rico. California, Canada and Puerto Rico are new markets for Papa John's restaurants. In addition, the Company has an option, exercisable during 1998, to acquire the operations and development rights for Papa John's restaurants in Utah from an affiliated party which currently owns and operates five restaurants. The development rights with respect to the Utah territory provide for eight Papa John's restaurants to be opened by December 31, 1997, with an additional six restaurants to be opened in 1998, 1999 and 2000. There can be no assurance that the Company will exercise the option for the Utah territory or that, if exercised, such restaurants will be developed. PJI has waived its right of first refusal with respect to the Company's possible acquisition of the Utah territory.

  The Company also has a right of first refusal, which expires on August 31, 2001, to acquire from an affiliated party the operations and development rights for Papa John's restaurants in (i) Iowa, including the Moline and Rock Island, Illinois areas (but excluding the Council Bluffs area of Iowa), in which eight restaurants are currently open, and (ii) in the Baton Rouge, Lafayette and Lake Charles, Louisiana areas, in which six restaurants are currently open. The development rights with respect to such territories provide that a total of 24 additional Papa John's restaurants will be opened through 2002. There are no agreements, however, with respect to the Company's acquisition of such territories, and there can be no assurance that such territories will be acquired. PJI has waived its right of first refusal with respect to the Company's possible acquisition of the Iowa and Louisiana territories described above. In addition, certain officers, directors and stockholders of the Company own interests in Papa John's franchisees that operate in certain areas in Michigan, Ohio and South Carolina. PJI has waived its right of first refusal with respect to the Company's possible acquisition of such franchisees.

  The Company devotes significant resources to the investigation and evaluation of potential sites. The site selection process focuses on trade area demographics, target population density, household income levels and competitive factors. Management inspects each potential Company restaurant location and the surrounding market before a site is approved. The Company's restaurants are typically located in strip shopping centers or free-standing buildings that provide visibility, curb appeal and accessibility. All site selections must be approved by PJI. Papa John's restaurant design may be configured to fit a wide variety of building shapes and sizes, thereby increasing the number of suitable locations for Papa John's restaurants.

MARKETING PROGRAMS

  The Company has restaurant-level marketing programs which target the delivery area of each restaurant, making extensive use of distinctive print materials in direct mail and store-to-door couponing. The Company tailors its store-to-door coupons according to customer buying habits as tracked by the Company's point of sale computer systems used in each restaurant. Local marketing efforts also include a variety of community-oriented activities with schools, sports teams and other organizations. The Company currently supplements its local marketing efforts with a limited amount of radio and television advertising. The Company believes that its marketing programs are cost-effective and significantly increase Papa John's visibility among potential customers. The Company's advertising expenditures as a percentage of restaurant sales for the three month period ended March 30, 1997, were 6.2%.

  The Company's restaurant-level marketing efforts are supported by print and electronic advertising materials that are produced by the Papa John's Marketing Fund, Inc. (the "Marketing Fund") for use by both PJI and its franchisees. The required Marketing Fund contribution is established from time to time by the governing board of the Marketing Fund and is currently 0.8% of restaurant sales. The maximum required contribution for PJI franchisees is 1.5% of restaurant sales and can be increased above 1.5% only upon approval by not less than 60% of Marketing Fund members. In addition, PJI may require the Company to participate in an advertising cooperative for its designated market area and to contribute a minimum amount of restaurant sales for local advertising. PJI also provides each of its franchisees with catalogs for uniforms and promotional items and pre-approved, print marketing materials that can be ordered from PJI.

RESTAURANT OPERATIONS

  Management and Employees. A typical Company restaurant employs a restaurant manager, two or three assistant managers and approximately 25 hourly employees, most of whom work part-time. The restaurant manager is responsible for the day-to-day operation of the restaurant and for the maintenance of Company established operating standards. The Company seeks to hire experienced restaurant managers and staff, and to motivate and retain them by providing opportunities for advancement and performance-based financial incentives. In addition, the Company has established the 1996 Stock Ownership Incentive Plan, which will enable the Company to provide long-term equity-based incentives for corporate and restaurant management personnel. See "Management--1996 Stock Ownership Incentive Plan." The Company believes that it has a low managerial turnover rate in comparison to the quick service restaurant industry and that this low turnover rate results in decreased training costs and higher productivity.

  The Company employs 13 area supervisors, each of whom has responsibility for overseeing four to six Company restaurants. The Company also employs regional operations directors who oversee area supervisors and managers within their respective markets.

  Training. The Company has full-time training coordinators in its Alabama and Virginia markets. In addition, PJI provides an on-site training team as needed. Each regional area supervisor and restaurant manager is required to complete PJI's two-week training program in which instruction is given on all aspects of PJI's systems and operations. The program includes classroom instruction and hands-on training at an operating Papa John's restaurant. In addition, the Company has developed a specific education and safety program for its delivery drivers.

  Point-of-Sale System. Currently, all but four of the Company's existing restaurants are equipped with the Papa John's PROFIT SystemSM. The Company believes that this technology increases speed and accuracy in order taking and pricing, reduces paper work and allows the restaurant manager to better monitor and control food and labor costs. The point-of-sale system enhances restaurant-level marketing capabilities through a database that provides information on customers and their buying habits with respect to the Company's products. The Company anticipates that in late 1997, polling capabilities will allow the Company to obtain current restaurant reporting information, thereby improving the speed, accuracy and efficiency of restaurant-level reporting. Pursuant to its franchise agreements, the Company is required to equip the four restaurants which do not have point-of-sale equipment with the Papa John's PROFIT SystemSM by March 1998.

  Reporting. Managers at restaurants prepare daily reports of sales, cash deposits and operating costs. Physical inventories of all food and beverage items are taken weekly. The Company's area supervisors prepare weekly profit and loss statements for each of the restaurants. The Company believes that the PROFIT SystemSM helps simplify and accelerate many of these reporting functions.

  Hours of Operation. The Company's restaurants are open seven days a week, typically from 11:00 a.m. to 12:00 midnight Sunday through Thursday, and from 11:00 a.m. to 1:30 a.m. on Friday and Saturday.

DEVELOPMENT AND FRANCHISE AGREEMENTS

  Development and Franchise Agreements. The Company has entered into development agreements with PJI for the right to construct one or more Papa John's restaurants pursuant to a development schedule within specified geographic areas. The Company's existing territories consist of the Birmingham, Alabama area; the Norfolk, Richmond and Virginia Beach, Virginia areas; East Texas; and the Akron, Ohio area. The Company has entered into a development agreement with PJI to develop Papa John's restaurants in the California Counties. In addition, PJI has granted the Company the rights to enter into development agreements for Papa John's restaurants in the Vancouver, Canada area and Puerto Rico. See "Certain Transactions."

  Generally, a franchise agreement is executed when the Company secures a restaurant location. Each per restaurant development fee is typically credited against PJI's franchise fee, which is payable to PJI upon signing the franchise agreement for a specific location. The franchise fees payable with respect to the Company's restaurants range between $10,000 and $18,500, depending upon the date of execution of the development agreement. With respect to the California Counties and the Vancouver and Puerto Rico territories, the Company expects to pay PJI's standard franchise fee at the time the franchise agreement is entered into, which is currently $20,000.

  Under each of the Company's franchise agreements, the Company pays PJI a royalty fee of 4% of sales, PJI's current standard royalty fee. Under such agreements, PJI may increase the royalty fee to 5% of sales after the agreement has been in effect for between three to five years. In no event may the royalty fee be increased to an amount greater than the royalty fee currently in effect for new PJI franchisees.

  PJI's franchise agreements authorize the Company to use its trade names, trademarks and service marks with respect to specific Papa John's restaurants. PJI also provides general construction specifications, designs, color schemes, signs, equipment, preparation methods for food and beverages, marketing concepts, operations and financial control methods, management training, technical assistance and materials. Each franchise agreement prohibits the Company from transferring a franchise without the prior approval of PJI. PJI has the contractual right to terminate a franchise agreement for a variety of reasons, including a franchisee's failure to make payments when due or failure to adhere to PJI's policies and standards. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. See "-- Government Regulation."

  The development agreements, and each of the franchise agreements, prohibit the Company, during the term of the agreements and for a two-year period following their termination or expiration, from owning or operating any other pizza delivery or take-out restaurant within ten to fifty miles of the franchise granted or any other Papa John's franchise. In addition, the Company and its senior executive officers have agreed through October 1999 not to operate any restaurant concepts other than Papa John's without PJI's approval. Also, the Company's directors (other than Messrs. Sherman, Schnatter and Hart) have agreed not to be actively involved in the management of other restaurant concepts during such period without PJI's consent.

  Existing Territories. In order for the Company to maintain its development rights under the agreements relating to the Birmingham, Alabama area; the Norfolk, Richmond and Virginia Beach, Virginia areas; East Texas; and the Akron, Ohio area, the Company is required to open five more stores during 1997 and 1998, respectively. Once the Company completes this development schedule, it may open additional restaurants in these territories subject to PJI's consent.

  Franchise Restaurant Development. PJI assists the Company in selecting sites and developing restaurants. PJI provides the Company with the physical specifications for typical restaurants, both for free-standing restaurants and restaurants located in strip shopping centers. The Company procures virtually all of the design plans, counters and equipment for its restaurants from PJI at prices the Company believes are favorable. The Company is responsible for selecting the location for its restaurants but must obtain PJI's approval of each restaurant design and each location based on accessibility and visibility of the site and targeted demographic factors, including population, density, income, age and traffic. The Company is responsible for all costs and expenses incurred in locating, acquiring and developing restaurant sites.

  Franchise Training and Support. Each regional operations director and area supervisor must satisfactorily complete PJI's two-week training program and must also devote his or her full business time and efforts to the operation of the Company's restaurants. Each of the Company's restaurant managers report to an area supervisor and are also required to complete PJI's two-week training program. See "--Restaurant Operations--Training."

  Franchise Operations. All Company restaurants are required to operate their Papa John's restaurants in compliance with PJI's policies, standards and specifications, including matters such as menu items, ingredients, materials, supplies, services, fixtures, furnishings, decor and signs. The Company has full discretion to determine the prices to be charged to its customers.

  Reporting. PJI collects weekly and monthly sales and other operating information from the Company. The Company has agreements with PJI permitting PJI to electronically debit the Company's bank accounts for the payment of royalties, Marketing Fund contributions and purchases from PJI. This system significantly reduces the resources needed to process payables. In 1995, PJI implemented a requirement that new and existing franchisees purchase and install the PROFIT SystemSM in all of their restaurants.

COMPETITION

  The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. Such competitors include a large number of national and regional restaurant chains, as well as local pizza restaurant operators. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants are, or may be, located. Within the pizza segment of the restaurant industry, the Company believes that its primary competitors are the national pizza chains, including Pizza Hut, Domino's and Little Caesar's. A change in the pricing, marketing or promotional strategies or product mix of one or more of these competitors could have a material adverse impact on the Company's sales and earnings. In general, there is also active competition for management personnel and real estate sites suitable for Papa John's restaurants.

  The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and benefits costs and the lack of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

GOVERNMENT REGULATION

  The Company is subject to various Federal, state and local laws affecting its business. Each Papa John's restaurant is subject to licensing and regulation by a number of governmental authorities, which include health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failures to obtain required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area. The Company is also subject to Federal and state environmental regulations, but these have not had a material effect on the Company's operations.

  The Company's relationship with PJI is governed by the laws of several states which regulate substantive aspects of the franchisor-franchisee relationship. Substantive state laws that regulate the franchisor-franchisee relationship presently exist or are being considered in a substantial number of states and bills have been introduced in Congress (one of which is now pending) which would provide for Federal regulation of substantive aspects of the franchisor-franchisee relationship. These current and proposed franchise relationship laws limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

  The Company's restaurant operations are also subject to Federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the Federal level, and the Federal government recently increased the Federal minimum wage. In September 1997, the second phase of an increase in the minimum wage will be implemented in accordance with the Federal Fair Labor Standards Act of 1996. Significant numbers of hourly personnel at the Company's restaurants are paid at rates related to the Federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs at the Company's restaurants. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect the Company as well as the restaurant industry in general. The Company is also subject to the Americans With Disabilities Act of 1990, which, among other things, may require certain minor renovations to its restaurants to meet federally-mandated requirements. The cost of these renovations is not expected to be material to the Company.

  The Company has been granted by PJI the rights to enter into development agreements for Papa John's restaurants in the Vancouver, Canada area and Puerto Rico. The Company's ability to establish international operations is subject to various risks, including changing political and economic conditions, currency fluctuations, trade barriers, adverse tax consequences, and government regulations relating to, among other things, the preparation and sale of food, building and zoning requirements, wages, working conditions, and the Company's relationship with its employees. There can be no assurance that the Company will be successful in establishing its international operations or that such risks will not have a material adverse effect on the Company in the future.

TRADEMARKS

  The Company's rights to use PJI's trademarks and service marks are significant to the Company's business. PJI is the owner of the Federal registration of the trademark "Papa John's." PJI has also registered "Pizza Papa John's" and design as a trademark and a service mark. PJI owns Federal registrations for the marks "Pizza Papa John's Delivering the Perfect Pizza!" and design, "Call Your Papa," "Perfect Pizza Perfect Price," "Delivering the Perfect Pizza!," "We Deliver Perfection," "The Official Pizza of Summer," and "Pizza Papa John's Print Network." PJI has applied for the registration of "Pizza Papa John's Better Ingredients, Better Pizza" and design, "Better Ingredients, Better Pizza" and design, and miscellaneous design (Papa John's logo). PJI is aware of the use by other persons in certain geographic areas of names and marks which are the same as or similar to the Company's marks. It is PJI's policy to pursue registration of its marks whenever possible and to vigorously oppose any infringement of its marks.

PROPERTIES

  All but one of the Company's restaurants are located in leased space. The initial terms of most of the Company's leases are three to five years and provide for one or more options to renew for at least one additional term. The Company's leases generally specify a fixed annual rent with fixed increases, or increases based on changes in the Consumer Price Index, at various intervals during the lease term. Generally, the leases are net leases which require the Company to pay all or a portion of the cost of insurance, maintenance and utilities.

  The Company leases approximately 7,000 square feet of corporate office space collectively in Alabama, Virginia, Kentucky and Ohio.

EMPLOYEES

  At March 30, 1997, the Company had approximately 1,500 employees of which approximately 1,280 were restaurant employees, approximately 200 were restaurant management and supervisory personnel and approximately 20 were corporate personnel. Most restaurant employees are part-time and are paid on an hourly basis. None of the Company's employees are currently represented by a labor union, and the Company is not aware of any union organizing activity among its employees. The Company believes that its relationship with its employees is good.

LITIGATION

  The Company is involved in lawsuits and claims arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these lawsuits and claims are uncertain, in the aggregate they will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND CERTAIN KEY EMPLOYEES

  The following table sets forth certain information concerning each of the Company's directors and executive officers and certain key employees:

            NAME         AGE             POSITION(S) WITH THE COMPANY
            ----         ---             ----------------------------
      Richard F. Sher-   53  Chairman of the Board
       man(1)(2)(3)
      Douglas S. Ste-    33  President, Chief Executive Officer and Director
       phens(1)
      D. Ross Davison    35  Vice President--Chief Financial Officer and Treasurer
      James S. Riekel    37  Vice President--Operations
      Robert W. Curtis   32  Senior Operations Director--Alabama
      Stephen M. Saun-   28  Operations Director--Virginia
       ders
      James C. Bradshaw  29  Operations Director--East Texas
      Stephen E. Reed    45  Operations Director--Ohio
      J. David Walker    27  Controller
      Michael M.         52  Vice Chairman of the Board
       Fleishman(2)
      Martin T.          61  Director
       Hart(2)(3)
      Frank O. Keen-     54  Director
       er(3)
      Stephen P. Lang-   43  Director
       ford(2)
      Charles W.         35  Director
       Schnatter(3)

--------
(1) Member of the Executive Committee of which Mr. Sherman is Chairman.
(2) Member of the Compensation Committee of which Mr. Fleishman is Chairman.
(3) Member of the Audit Committee of which Mr. Hart is Chairman.

  Richard F. Sherman has served as a director and Chairman of the Board of the Company or certain predecessors since 1991. Mr. Sherman is a private investor who has been a franchisee and a consultant to PJI since 1991. From 1993 to present, Mr. Sherman has been a director of PJI. From 1987 to 1991, Mr. Sherman was Chairman of the Board and President of Rally's Hamburgers, Inc. From 1984 to 1987, Mr. Sherman was President and a director of Church's Chicken, Inc. From 1971 to 1984, Mr. Sherman was Group Executive Vice President and director of Hardee's Food Systems, Inc. and its parent, Imasco USA, Inc. Mr. Sherman serves on the board of directors of Taco Cabana, Inc., Hartz Restaurants, Inc. and Reed's Jewelers, Inc.

  Douglas S. Stephens has served as a director, President and Chief Executive Officer of the Company or certain predecessors since 1991. From 1989 to 1991, Mr. Stephens was the Vice President of Information Systems for the Kentucky Lottery Corporation. From 1986 to 1989, Mr. Stephens was a systems consultant for Andersen Consulting, a division of Arthur Andersen, LLP, an international professional services firm.

  D. Ross Davison has served as Vice President--Chief Financial Officer and Treasurer of the Company since 1996. From 1985 to 1996, Mr. Davison was with Arthur Andersen, LLP, an international professional services firm, and his most recent position was Senior Manager. From 1983 to 1985, Mr. Davison was with Cotton and Allen, P.S.C., a certified public accounting firm. Mr. Davison is a licensed Certified Public Accountant.

  James S. Riekel has served as Vice President--Operations of the Company and a predecessor since 1992. From 1983 to 1992, Mr. Riekel was with Domino's Pizza, Inc., where his most recent position was Regional Operations Director.

  Michael M. Fleishman has served as a director and Secretary of the Company or certain predecessors since 1994. In June 1997 he became Vice Chairman of the Board. Since 1970, Mr. Fleishman or his professional service corporation has been a member of the law firm of Greenebaum Doll & McDonald PLLC, which provides legal services to the Company. Mr. Fleishman served as a director of Chi-Chi's, Inc. from 1983 to 1987. Mr. Fleishman also served as a director of Rally's Hamburgers, Inc. from 1988 through April 1996.

  Martin T. Hart has served as a director of the Company or certain predecessors since 1992. Mr. Hart is a Denver-based private investor. Mr. Hart has been a Trustee of MassMutual Corporate Investors and MassMutual Participation Investors since 1991. Mr. Hart serves on the Board of Directors of Schuler Homes, Inc., Optical Securities Group, Inc. and PNB Financial Group (a bank holding company).

  Frank O. Keener has served as a director of the Company or certain predecessors since 1994. Since 1993, Mr. Keener has served as Executive Vice President of First American National Bank, Nashville, Tennessee. From 1991 to 1993, Mr. Keener served as Senior Vice President of Dominion Banks. From 1989 to 1990, Mr. Keener was President and Chief Executive Officer of the Kentucky Lottery Corporation.

  Stephen P. Langford has served as a director of the Company or certain predecessors since 1994. Mr. Langford has been involved in the television industry since 1979. Since January 1997, he has been General Manager of WFIE NBC-14, and was the General Sales Manager of WAVE TV, an NBC affiliate, from 1987 through January 1997. Mr. Langford currently serves on the Executive Board of the Sales Advisory Council of the Television Bureau of Advertising and as Chairman of the fifth district of the American Advertising Federation.

  Charles W. Schnatter has served as a director of the Company since August 1996. Mr. Schnatter has served as General Counsel and Secretary of PJI since 1991 and has been a director and a Senior Vice President of PJI since 1993. From 1988 to 1991, Mr. Schnatter was an attorney with Greenebaum Doll & McDonald PLLC. Mr. Schnatter has been a franchisee of PJI since 1989.

  The Company's Certificate of Incorporation divides the Board of Directors into three classes, with regular three year staggered terms and initial terms of one, two and three years for each of Class I, Class II and Class III directors, respectively. Accordingly, Messrs. Fleishman and Hart will hold office until the annual meeting of stockholders to be held in 1998, Messrs. Keener, Sherman and Stephens will hold office until the 1999 annual meeting and Messrs. Langford and Mr. Schnatter will hold office until the 2000 annual meeting.

CERTAIN KEY EMPLOYEES

  Robert W. Curtis has served as Senior Operations Director--Alabama of the Company or certain predecessors since January 1993. From May 1992 through December 1992, Mr. Curtis was a franchise consultant for PJI. From 1984 through 1992, Mr. Curtis was employed by Domino's Pizza, Inc., where his most recent position was area supervisor.

  Stephen M. Saunders has served as Operations Director--Virginia of the Company or certain predecessors since 1995. From 1993 to 1995, Mr. Saunders was a supervisor and restaurant manager for certain predecessors of the Company. From 1987 to 1993, Mr. Saunders was a restaurant manager at Domino's Pizza, Inc.

  James C. Bradshaw has served as Operations Director--East Texas of the Company or a predecessor since September 1994. From 1986 to 1994, Mr. Bradshaw was employed by Domino's Pizza, Inc., where his most recent position was area supervisor.

  Stephen E. Reed has served as Operations Director--Ohio of the Company or a predecessor since March 1995. From 1993 through March 1995, Mr. Reed was a franchise consultant for PJI. Prior to 1993, Mr. Reed was a franchisee of Freshens Yogurt.

  J. David Walker has served as Controller since October 1996. From 1992 through October 1996, Mr. Walker was with Ernst & Young LLP, where his most recent position was Supervising Senior. Mr. Walker is a licensed Certified Public Accountant.

COMMITTEES OF THE BOARD OF DIRECTORS

  Executive Committee. The members of the Executive Committee are Messrs. Sherman and Stephens. To the extent permitted under the Delaware General Corporation Law, the Board of Directors has delegated all of its powers to the Executive Committee.

  Compensation Committee. The members of the Compensation Committee are Messrs. Sherman, Fleishman, Hart and Langford, all of whom are non-employee directors. The Compensation Committee makes recommendations to the full Board of Directors concerning compensation and benefits for executive officers of the Company.

  Audit Committee. The members of the Audit Committee are Messrs. Sherman, Hart, Keener and Schnatter, all of whom are non-employee directors. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls.

COMPENSATION OF DIRECTORS

  Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and Committee meetings. Directors who are employees of the Company do not receive additional compensation for services rendered as a director.

  Directors not employed by the Company are eligible to participate Non-Employee Directors 1996 Stock Incentive Plan (the "Directors Plan"). The Directors Plan provided for an initial grant of options to purchase shares of Common Stock (the "Initial Grant Date"). Each non-employee director received options to purchase 12,000 shares on the Initial Grant Date (the "Initial Grants"). Each new non-employee director will be granted options to purchase 12,000 shares of Common Stock on the date of his or her election. The Company will thereafter annually issue, beginning on the first anniversary of the Initial Grant Date, to each of the Company's non-employee directors, options to purchase 4,000 shares of Common Stock. Initial grants of options to purchase Common Stock were at an exercise price equal to the IPO price of $12.50 per share. Thereafter, all options will be granted at the fair market value of the Common Stock on the date of grant. A total of 160,000 shares are reserved for issuance under the Directors Plan. All options granted under the Directors Plan will become exercisable in four equal annual installments, beginning on the first anniversary of such option's date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the annual and long-term compensation paid, earned or accrued by the Company's Chief Executive Officer and its other executive officers for services rendered in all capacities to the Company for the years indicated.

                          SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                     AWARDS
                                                                  ------------
                                                                   SECURITIES
                                                                UNDERLYING STOCK
NAME AND PRINCIPAL                                                  OPTIONS
POSITION                     YEAR     SALARY(1)      BONUS      (NO. OF SHARES)
------------------           ----     ---------     -------     ----------------
Douglas S. Stephens          1996      $80,000      $47,250          62,500
 President and Chief         1995       75,000       36,000
 Executive Officer           1994       55,900       40,000
D. Ross Davison(2)           1996       37,500        7,500          27,500
 Chief Financial Officer
 and Treasurer
James S. Riekel(2)           1996       10,000        5,000          20,000
 Vice President and Chief
 Operating Officer

--------
(1) Perquisites and other personal benefits paid to each named executive officer were less than 10% of the officer's annual salary and bonus.
(2) Represents partial-year compensation. Mr. Davison first became an executive officer of the Company in July 1996. Mr. Riekel first became an executive officer of the Company in October 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth information as to stock options granted to the named executive officers during the 1996 fiscal year.

                                                                        POTENTIAL
                                                                   REALIZABLE VALUE AT
                                                                     ASSUMED ANNUAL
                           NO. OF   % OF TOTAL                       RATES OF STOCK
                         SECURITIES  OPTIONS                       PRICE APPRECIATION
                         UNDERLYING GRANTED TO                     FOR OPTION TERM(2)
                          OPTIONS   EMPLOYEES  EXERCISE EXPIRATION -------------------
NAME                     GRANTED(1)  IN 1996    PRICE      DATE       5%       10%
----                     ---------- ---------- -------- ---------- -------- ----------
Douglas S. Stephens.....   62,500      23.5%    $12.50   10/24/06  $491,324 $1,245,111
D. Ross Davison.........   27,500      10.3      12.50   10/24/06   216,183    547,849
James S. Riekel.........   20,000       7.5      12.50   10/24/06   157,224    398,436

--------
(1) All options were awarded under the 1996 Stock Ownership Incentive Plan, have a term of ten years and vest immediately in the event of a change in control of the Company. These options become exercisable in four equal annual installments beginning October 24, 1997, the first anniversary of the grant date; provided, however, the stock options shall vest in the event of a change in control of the Company.
(2) These columns illustrate hypothetical appreciation in value of the stock options and are not a forecast of future appreciation. The amounts shown are pre-tax and assume the options will be held throughout the entire ten-year term.

                      AGGREGATE OPTION EXERCISES IN LAST
                 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

  Set forth below is information with respect to unexercised stock options held by the named executive officers at the end of the Company's 1996 fiscal year. None of the options held by named executive officers vested during 1996; therefore there were no exercises.

                               NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                    OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                  FISCAL YEAR-END         FISCAL YEAR-END(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Douglas S. Stephens.........      --        62,500          --       $414,063
D. Ross Davison.............      --        27,500          --        182,188
James S. Riekel.............      --        20,000          --        132,500

--------
(1) Based on the difference between the option exercise price and the last reported sale price of the Common Stock ($19.13) as reported on the Nasdaq National Market on December 27, 1996, the last trading day of the Company's 1996 fiscal year.

  Ross Davison serves as Vice President, Chief Financial Officer and Treasurer pursuant to a two-year Employment Agreement with the Company dated June 28, 1996 (the "Employment Agreement"). Under the terms of the Employment Agreement, Mr. Davison is paid an annual salary of not less than $75,000, and is guaranteed a bonus of at least $15,000 during the first twelve months of employment. Pursuant to the Employment Agreement, Mr. Davison was granted options to purchase 27,500 shares of the Company's Common Stock at an exercise price of $12.50, equal to the IPO price. Mr. Davison's stock options shall vest upon his death or disability.

EMPLOYEE AWARDS GRANTED

  Pursuant to the Company's 1996 Stock Ownership Incentive Plan (the "1996 Plan"), certain executive officers of the Company received options upon completion of the IPO. Mr. Stephens, Chief Executive Officer, President and Director, was granted options to purchase 62,500 shares of Common Stock. Mr. Davison, Vice President--Chief Financial Officer and Treasurer, received options to purchase 27,500 shares of Common Stock. Mr. Riekel, Vice President--Operations, received options to purchase 20,000 shares of Common Stock. All options to purchase Common Stock under the 1996 Plan are granted at an exercise price equal to the fair market value of the Common Stock on the date the option is granted. The initial grants of options to purchase shares of Common Stock were granted at an exercise price equal to the IPO price and will become exercisable in four equal annual installments, beginning on the first anniversary of the grant date.

1996 STOCK OWNERSHIP INCENTIVE PLAN

  The 1996 Plan provides for the granting of any of the following awards ("Employee Awards") to eligible employees of the Company and its subsidiaries:
(i) stock options which do not constitute "incentive stock options" within the meaning of section 422 of the Internal Revenue Code of 1986, as amended ("non-qualified stock options"); (ii) incentive stock options; (iii) restricted shares; and (iv) performance units. The 1996 Plan is intended to provide incentives and rewards for employees to support the implementation of the Company's business plan and to associate the interests of employees with those of the Company's stockholders.

  The 1996 Plan is administered by a committee composed of two or more directors or the entire Board (the "Committee"). In administering the 1996 Plan, the Committee will determine, among other things: (i) individuals to whom grants of Employee Awards will be made; (ii) the type and size of Employee Awards; (iii) the terms of an Employee Award including, but not limited to, a vesting schedule, exercise price, restriction or performance criteria; and (iv) the length of any relevant performance, restriction or option period. The Committee may also construe, interpret and correct defects, omissions and inconsistencies in the 1996 Plan.

  The Common Stock subject to the 1996 Plan will be authorized but unissued shares or previously acquired shares. The 1996 Plan provides that 600,000 shares of Common Stock will be available for grant of Employee Awards, and the total number of shares of Common Stock with respect to which stock options may be granted to any individual over the term of the 1996 Plan may not exceed 40% of the total shares authorized for the 1996 Plan. The total number of shares of Common Stock available for awards of restricted stock is 20% of the total shares authorized under the 1996 Plan. Pursuant to the 1996 Plan, the number and kind of shares to which Employee Awards are subject may be appropriately adjusted in the event of certain changes in capitalization of the Company, including stock dividends and splits, reclassification, recapitalization, reorganizations, mergers, consolidations, spin-offs, split-ups, combinations or exchange of shares and certain distributions and repurchases of shares.

  Stock Options. The Committee may grant stock options to eligible individuals in the form of an incentive stock option or a non-qualified stock option. The exercise period for any stock option will be determined by the Committee at the time of grant, but may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a "Ten-Percent Stockholder" as defined in the 1996 Plan). The exercise price per share of Common Stock covered by a stock option may not be less than 100% of the fair market value of a share of Common Stock on the date of grant (110% in the case of an incentive stock option granted to a Ten-Percent Stockholder). The exercise price is payable, at the Committee's discretion, in cash, in shares of already owned Common Stock, any combination of cash and shares, or such other consideration as the Board of Directors deems reasonable. Stock options will become exercisable in installments as determined by the Committee and as set forth in the optionee's option agreement. Each option grant may be exercised in whole, at any time, or in part, from time to time, after the option becomes exercisable.

  If a participant's employment terminates for any reason other than for cause, unless the Committee in its sole discretion determines otherwise, outstanding stock options, to the extent they are then exercisable, may be exercised within 90 days after the date of termination (but in no event beyond the stated term of the option); provided, however, Mr. Davison's options will automatically vest in full and be exercisable at any time within one year following the date of his death or disability (but in no event beyond the stated term of his option). In the event of termination for cause, all options, whether or not exercisable, will terminate.

  Restricted Stock. Subject to the limitations of the 1996 Plan, the Committee may grant restricted stock to eligible individuals. Restricted stock awards are shares of Common Stock that are subject to restrictions on transfer or other incidents of ownership where the restrictions lapse based solely on continued employment with the Company for specified periods or based upon the attainment of specified performance standards in either case, as the Committee may determine. The Committee will determine all terms and conditions pursuant to which restrictions upon restricted stock will lapse. At the discretion of the Committee, certificates representing shares of restricted stock will be deposited with the Company until the restriction period ends. Grantees of restricted stock will have all the rights of a stockholder with respect to the restricted stock and may receive dividends, unless the Committee determines otherwise. Dividends may, at the discretion of the Committee, be deferred until the restriction period ends and may bear interest if the Committee so determines.

  If a grantee's employment terminates by reason of death or disability prior to the expiration of the restriction period applicable to any restricted shares then held by the grantee, all restrictions pertaining to such shares immediately lapse. Upon termination for any other reason, all restricted shares are forfeited.

  Performance Units. The Committee may grant performance units to eligible individuals. Each performance unit will specify the performance goals, the performance period and the number of performance units granted. The performance period will be not less than one year, nor more than five years, as determined by the Committee. Performance goals are those objectives established by the Committee which may be expressed in terms of earnings per share, price of the Common Stock, pre-tax profit, net earnings, return on equity or assets, revenues or any combination of the above. Performance goals may relate to the performance of the Company, a subsidiary, a division or other operating unit of the Company. Performance goals may be established as a range of goals if the Committee so desires.

  If the Committee determines that the performance goals have been met, the grantee will be entitled to the appropriate payment with respect thereto. At the option of the Committee, payment may be made solely in shares of Common Stock, solely in cash, or a combination of cash and shares of Common Stock.

  Change in Control. Generally, in the event of a "change in control" (as defined in the 1996 Plan) of the Company, all outstanding stock options become fully vested and immediately exercisable in their entirety. In addition, if provided in an optionee's agreement, the optionee will be permitted to sell the option to the Company generally for an amount equal to the excess of (x) the fair market value over (y) the per share exercise price for such shares under the stock option. In addition, all restrictions on restricted stock lapse upon a change in control and outstanding performance units become fully vested and payable in an amount equal to the greater of (i) the maximum amount payable under the performance unit multiplied by a percentage equal to the percentage that would have been earned assuming the rate at which the performance goals have been achieved as of the date of the change in control would have continued until the end of the performance cycle or (ii) the maximum amount payable multiplied by the percentage of the performance cycle completed at the time of the change in control.

  Amendments and Termination. The Board may at any time terminate and, from time to time, may amend or modify the 1996 Plan; provided, however, that no amendment may impair the rights of a participant with respect to outstanding Employee Awards without the participant's consent. Any such action of the Board may be taken without the approval of the Company's stockholders, but only to the extent that such stockholder approval is not required by applicable law or regulation. The 1996 Plan will terminate in August 2006.

                             CERTAIN TRANSACTIONS

REORGANIZATION

  Merger. The Company was formed to acquire the business and operations of the Company's predecessors in the Reorganization, which occurred on October 30, 1996. Pursuant to an Agreement dated June 10, 1996, as amended July 10, 1996, and related Plan of Merger, the stockholders of the Company's predecessors received shares of Common Stock of the Company in the proportion determined by the respective boards of directors of each of the Company's predecessors through arm's length negotiations. The factors considered by each of the Company's predecessors in determining the exchange ratio included revenues, financial condition and results of operations, and past and projected earnings for each predecessor. An aggregate of 3,000,000 shares of Common Stock were issued to the stockholders of the Company's predecessors in the Reorganization.

  Indemnification Agreement. The Company's predecessors and each of their stockholders entered into an Indemnification Agreement (the "Indemnification Agreement") pursuant to which the stockholders of the Company's predecessors made customary representations and warranties to the Company with respect to the business, assets, financial condition and operations of the Company's predecessors. In addition, the stockholders of the Company's predecessors indemnified the Company for a period of 18 months from October 30, 1996, against breaches of such representations and warranties as well as other breaches of the Indemnification Agreement, or breaches of the June 10, 1996 Agreement (as amended July 10, 1996) or the Plan of Merger. The stockholders of the Company's predecessors established an escrow account in support of such indemnities, which is funded with an aggregate of $100,000 in cash and 300,000 shares of Common Stock received in the Reorganization. In general, the Indemnification Agreement provides the sole remedy for claims brought in connection with the Reorganization, and the aggregate amount of the claims is limited to the cash and shares deposited in the escrow account.

  Undistributed S Corporation Earnings. Following the closing of the IPO, the Company made distributions to stockholders of the Company's predecessors, which include certain officers, directors and 5% stockholders of the Company, in the aggregate amount of approximately $2.0 million with respect to Undistributed S Corporation Earnings. Such distributions were paid from a portion of the net proceeds of the IPO.

  Stockholder Loans. From time to time prior to the Reorganization, Michael M. Fleishman, Frank O. Keener, Stephen P. Langford, Richard F. Sherman, Douglas
S. Stephens, Jack A. Laughery, Martin T. Hart and Michael J. Grisanti, who were all stockholders of certain of the Company's predecessors, and who are officers, directors and/or 5% stockholders of the Company, have advanced funds to the Company's predecessors. Such stockholder loans were repaid with a portion of the proceeds of the IPO. On October 30, 1996, the Company's predecessors repaid obligations to the following persons in the following amounts: Messrs. Fleishman, $169,073; Grisanti, $188,250; Hart, $188,250; Keener, $174,117; Langford, $166,352; Laughery, $188,250; Sherman, $355,297;
and Stephens, $137,047.

  Registration Rights Agreement. The Company granted certain registration rights to the stockholders of the Company's predecessors, who received shares of Common Stock of the Company in connection with the Reorganization. The Company also granted certain registration rights to PJI in connection with the warrant issued to PJI to purchase 225,000 shares of Common Stock. See "Description of Capital Stock--Registration Rights Agreements."

  Guarantees. From time to time, certain of the Company's predecessors have borrowed funds from banks. These borrowings, which were guaranteed by the stockholders of certain of the Company's predecessors based on their proportionate ownership in each predecessor, totaled $2.0 million at October 30, 1996. Such guarantees were released in connection with the repayment of the outstanding loans with a portion of the proceeds from the IPO. The former stockholders of certain of the Company's predecessors include the following officers, directors and/or 5% stockholders of the Company: Messrs. Fleishman, Grisanti, Hart, Keener, Langford, Laughery, Sherman and Stephens.

  PJI Warrant. In connection with the Company's IPO, the Company issued a warrant to PJI to purchase 225,000 shares of Common Stock at $11.25 per share. The warrant was issued in consideration for, among other things, the rights to enter into development agreements for the California Counties; the Vancouver, Canada area; Puerto Rico; as well as the waiver of PJI's $3,000 per market transfer fee with respect to the restaurants acquired in the Reorganization as well as any other Papa John's restaurants acquired by the Company within twelve months from the closing of the IPO. The Company expects to pay all standard development and franchise fees in connection with opening restaurants in these territories. The warrant will be exercisable in whole or in part at any time within five years from the closing date of the IPO. In addition, the warrant will be transferable subject to applicable securities laws restrictions.

  Consulting Fees. In connection with the Company's IPO, Messrs. Sherman, Hart and Fleishman, and Jason T. Fleishman (Mr. Fleishman's son) and Judy H. Keener (Mr. Keener's wife) received $78,750, $56,250, $51,500, $38,500 and $35,000, respectively, for consulting services provided with respect to the structuring, organization and implementation of the IPO. Such payments were made from a portion of the proceeds of the IPO.

OTHER TRANSACTIONS AND AGREEMENTS

  Utah Option Agreement. PJ Utah, LLC ("PJ Utah") holds the development and franchise rights for Papa John's restaurants in Utah. The Company and PJ Utah have entered into an option agreement granting the Company the option to acquire for cash the operations and development rights for the franchised Papa John's restaurants in Utah. The option is exercisable at any time during 1998. The purchase price of the option is equal to the aggregate amount invested in the Papa John's restaurants, operations (including operating losses, if any) and related matters in Utah by PJ Utah, including interest paid to a third party and/or its members on any loans, an imputed yield on all equity invested in PJ Utah equal to the "prime rate," as published in The Wall Street Journal, plus $10,000 for each store that is open at the time the option is exercised. The option expires on December 31, 1998. The Company expects, but is not obligated, to exercise such option in 1998. PJ Utah is owned by the following officers, directors and/or 5% stockholders of the Company: Messrs. Davison (2.0%), Fleishman (11.5%), Grisanti (7.75%), Hart (7.75%), Keener (16.75%),
Langford (9.25%), Laughery (10.25%), Riekel (2.0%), Sherman (19.5%) and Stephens (9.25%).

  In connection with the option agreement, the Company provides operational supervision and managerial services (e.g., payroll, accounting, tax, human resources and other administrative services) to PJ Utah on a fee-for-service basis. The cost to PJ Utah for such services is $20,000 per month. The Company's predecessors began providing such services on August 1, 1996 and expect to continue to provide such services through December 31, 1998. The Company believes these fees are comparable to fees that would be charged by unaffiliated third parties for comparable services.

  Right of First Refusal; Management Services (Iowa markets). PJ Iowa, LC ("PJ Iowa") holds the Papa John's development and franchise rights for Papa John's restaurants in Iowa, including the Moline and Rock Island, Illinois areas, but excluding the Council Bluffs area. The Company has obtained a right of first refusal to acquire such franchise and development rights; however, there is no agreement or understanding between the Company and PJ Iowa or its stockholders for the Company to acquire such entity or any of its assets. PJ Iowa is owned in part by the following officers, directors and/or 5% stockholders of the
Company: Messrs. Grisanti (18.0%), Hart (18.0%), Laughery (21.0%), Riekel (2.5%) and Sherman (21.0%), The right of first refusal expires in August 2001. The Company provides operational supervision, managerial and administrative services to PJ Iowa at a cost of approximately $5,000 per month depending on the services rendered.

  Right of First Refusal; Management Services (Louisiana markets). PJ Louisiana, Inc. ("PJ Louisiana") holds the Papa John's development and franchise rights for Baton Rouge, Lafayette and Lake Charles, Louisiana and the surrounding areas. The Company has obtained a right of first refusal to acquire such franchise and development rights; however, there is no agreement or understanding between the Company and PJ Louisiana or its stockholders for the Company to acquire such entity or any of its assets. PJ Louisiana is owned in part by Messrs. Curtis (2.375%), Fleishman (18.525%), Keener (18.525%), Langford (18.525%), Sherman (18.525%), and Stephens (18.525%). The right of first refusal expires in August 2001. The Company provides operational supervision, managerial and administrative services to PJ Louisiana at a cost of approximately $5,000 per month depending on the services rendered.

  Other Transactions with PJI. All Papa John's restaurants are required to purchase a proprietary mix of savory spices and dough from PJI. Franchisees may purchase other goods from approved suppliers or PJI, which has negotiated purchasing agreements with most of its suppliers. In addition, all the equipment, counters and smallwares required to open a Papa John's restaurant are available from PJI. PJI also provides layout and design services and recommends subcontractors, signage installers and telephone systems to its franchises. Although not required to do so, the Company's restaurants purchase substantially all of its food products, paper products and restaurant equipment from PJI.

  The Company has entered into development agreements with PJI for the right to construct one or more Papa John's restaurants pursuant to a development schedule within specified geographic areas. The Company's existing territories consist of the Birmingham, Alabama area; the Norfolk, Richmond and Virginia Beach, Virginia areas; East Texas; and the Akron, Ohio area. The Company has entered into a development agreement for the California Counties. In addition, PJI has granted the Company the rights to enter into development agreements for Papa John's restaurants in the Vancouver, Canada area and Puerto Rico.

  The Company has entered into two development agreements with respect to its Alabama territory. At the time of execution of the first Alabama development agreement, the Company paid a one-time, non-refundable development fee of $16,700 to PJI. Under the second Alabama development agreement and under the development agreement for its Texas territory, the Company paid a non-refundable fee of $3,500 for each of the restaurants covered by development agreements. Under the Virginia development agreement, the Company paid a development fee of $84,000. Under the California Counties development agreement, the Company paid a development fee of $185,000. With respect to the Company's Vancouver and Puerto Rico territories, the Company will be required to pay a non-refundable development fee based on the number of restaurants to be covered by the development agreements.

  Under each of the Company's franchise agreements, the Company pays PJI a royalty fee of 4% of sales, which totaled $673,828 in 1996. Under such agreements, PJI may increase the royalty fee to 5% of sales after the agreement has been in effect for between three to five years. In no event may the royalty fee be increased to an amount greater than the royalty fee currently in effect for new PJI franchisees. The terms and conditions of the Company's franchise agreements are the same as PJI's standard franchise agreements with unaffiliated persons.

  The franchise agreements executed under the first Alabama development agreement and the Ohio development agreement provide for a term of five years. These franchise agreements renew automatically for an additional five-year term if the Company is in compliance with the franchise agreement and can secure the premises for such term. Furthermore, the franchises granted pursuant to this development agreement may be renewed for four additional five-year terms, provided that the Company meets certain conditions, including, but not limited to, agreeing to execute the form of PJI franchise agreement then being offered to new franchisees. The franchise agreements executed under the second Alabama development agreement and under the Virginia and Texas development agreements provide for an initial term of ten years and can be renewed for additional terms of five to ten years, subject to the same conditions contained in the franchise agreements described above.

  The development agreements, and each of the franchise agreements, prohibit the Company, during the term of the agreements and for a two-year period following their termination or expiration, from owning or operating any other pizza delivery or take-out restaurant within ten to fifty miles of the franchise granted or any other Papa John's franchise. In addition, the Company and its senior executive officers have agreed through October 1999 not to operate any restaurant concepts other than Papa John's without PJI's approval. Also, the Company's directors (other than Messrs. Sherman, Schnatter and Hart) have agreed not to be actively involved in the management of other restaurant concepts during such period without PJI's consent.

  Waiver of Right of First Refusal by PJI and Transfer Fees of PJI. PJI waived its right of first refusal with regard to the Company's acquisition of the Iowa and Louisiana markets described above. PJI has also waived its right of first refusal with respect to certain markets in Michigan, Ohio and South Carolina, the franchise and development rights of which are also owned by affiliated franchisees. If the Company does not exercise its right of first refusal, PJI would still have such right. In addition, PJI waived its $3,000 per restaurant transfer fee with respect to the 44 restaurants acquired in the Reorganization as well as any other Papa John's restaurants acquired by the Company until November 1, 1997.

  Acquisition of Eight Papa John's Restaurants in the Akron, Ohio Area. On June 5, 1997, the Company acquired eight Papa John's restaurants from OPD in the Akron, Ohio area in a transaction that has been accounted for as a pooling of interests. The OPD stockholders received approximately 278,000 shares of the Company's Common Stock with piggy-back registration rights for such shares. The total value of the transaction was approximately $4.6 million based on a market value of the Company's Common Stock of $16.50 per share. The number of shares of Common Stock issued in the merger is subject to adjustment based on the stockholders' equity of OPD as shown on the closing date balance sheet. Any such adjustment is not expected to be material. The purchase price was determined through arm's-length negotiations between Company officers and principal shareholders of OPD. The factors considered in determining the exchange ratio included the revenues, financial condition and results of operations of OPD and the recent market prices of the Company's Common Stock.

  Charles W. Schnatter, a director of the Company and Senior Vice President, General Counsel and a director of Papa John's International, Inc., owned 5.0% of OPD and received approximately 13,900 shares of the Company's Common Stock in the merger, and his brother, John H. Schnatter, Chairman and Chief Executive Officer of PJI, owned 12.5% of OPD and received approximately 34,750 shares of the Company's Common Stock in the merger.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth at June 24, 1997 certain information with respect to beneficial ownership of the Common Stock by: (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director and executive officer of the Company; (iii) each Selling Stockholder; and (iv) all directors and executive officers of the Company as a group.

                                     SHARES
                                  BENEFICIALLY                      SHARES
                                 OWNED PRIOR TO                  BENEFICIALLY
                                       THE                      OWNED AFTER THE
                                   OFFERING(1)    SHARES TO BE    OFFERING(2)
                                -----------------   SOLD IN    -----------------
   NAME AND ADDRESS              NUMBER   PERCENT   OFFERING    NUMBER   PERCENT
   ----------------             --------- ------- ------------ --------- -------
   D. Ross Davison............        --      *         --           --      *
   Brenda A. Fleishman(2)(3)..     23,000     *           0       23,000     *
   Michael M. Fleishman(2)(4).    289,930   5.8%     60,000      229,930   4.0%
   Michael J. Grisanti(2)(5)..    218,713   4.3      22,650      196,063   3.4
   H Investment Company
    LLLP(2)(6)................    160,880   3.2      25,000      135,880   2.3
   Martin T. Hart(7)..........     57,831   1.1       5,000       52,831     *
   J. Daniel Holland(2)(8)....      6,915     *         --         6,915     *
   Frank O. Keener(2)(9)......    459,603   9.1      90,000      369,603   6.4
   Stephen P. Langford(2)(10).    257,164   5.1      50,000      207,164   3.6
   Jack A. Laughery(11).......    285,080   5.7      20,000      265,080   4.6
   Patricia J. O'Brien(12)....      1,000     *         900          100     *
   James S. Riekel(5).........     60,294   1.2       5,000       55,294   1.0
   Stephen M. Saunders(5).....     24,118     *       2,500       21,618     *
   Charles W.
    Schnatter(8)(13)..........     18,904     *         --        18,904     *
   John H. Schnatter(8)(13)...     34,761     *       6,950       27,811     *
   Richard F. Sherman(14).....     55,290   1.1           0       55,290   1.0
   Richard F. Sherman, Trustee
    for R.F.S. Trust(15)......    418,327   8.3      80,000      338,327   5.9
   Richard F. Sherman, as
    Custodian for
    Merida L. Sherman(2)(16)..     32,558     *       6,000       26,558   3.9
   Richard F. Sherman, as
    Custodian for Nicholas H.
    Sherman(2)(16)............     32,558     *       6,000       26,558   3.9
   Douglas S. Stephens(5).....    292,464   5.8      50,000      242,464   4.2
   Roger P. Tennyson(8)(17)...    111,234   2.2      20,000       91,234   1.6
   All executive officers and
    directors as a group (nine
    persons)..................  2,162,421  43.0%    450,000    1,785,421  30.9%

-------

    *Less than one percent.

(1) In accordance with Securities and Exchange Commission rules, a person is deemed to have beneficial ownership of any securities as to which such person, directly or indirectly, has or shares voting power or investment power and of any securities with respect to which such person has the right to acquire such voting or investment power within 60 days. Except as otherwise noted in the accompanying footnotes, the named persons have sole voting and investment power.

(2) The Company and the Selling Stockholders have granted the Underwriters an over-allotment option, exercisable not later than 30 days after the date of this Prospectus, to purchase an aggregate of 180,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. See "Underwriting". If the Underwriters exercise the option in full, the following persons will sell that number of shares set forth next to each persons name: Ms. Fleishman (7,000), Mr. Fleishman (23,000), Mr. Grisanti (15,000), H Investment Company LLLP (10,000), Mr. Holland (5,800), Mr. Keener (20,000), Mr. Langford (5,000), Mr. Sherman, as Custodian for Merida L. Sherman (4,000) and Mr. Sherman, as Custodian for Nicholas H. Sherman (4,000); and the Company will sell an additional 86,200 shares, resulting in Ms. Fleishman owning 16,000 shares (less than one percent), Mr. Fleishman owning 206,930 shares (4.0%), Mr. Grisanti owning 181,063 shares (3.0%), H Investment

    Company LLLP owning 125,880 shares (2.0%), Mr. Holland owning 1,115 shares (less than one percent), Mr. Keener owning 349,603 shares (6.0%), Mr. Langford owning 202,164 shares (3.4%), Mr. Sherman, as custodian for Merida
    L. Sherman owning 22,558 shares (less than one percent) and Mr. Sherman as custodian for Nicholas H. Sherman owning 22,558 shares (less than one percent) and all executive officers and directors as a group owning 1,712,421 shares (29.2%) after the closing of the offering.

(3) Excludes 289,930 shares held by Ms. Fleishman's husband, but does include 3,000 shares held by Ms. Fleishman as custodian for their minor child. The address for Ms. Fleishman is 4107 Woodstone Way, Louisville, Kentucky 40241.

(4) Excludes 20,000 shares held by Mr. Fleishman's wife, and 3,000 shares held by Mr. Fleishman's wife as custodian for their minor child. The address for Mr. Fleishman is 3300 National City Tower, Louisville, Kentucky 40202.

(5) The address for Messrs. Grisanti, Riekel, Saunders and Stephens is 9109 Parkway East, Birmingham, Alabama 35206.

(6) Excludes 57,831 shares held, and 5,000 shares being sold, by Mr. Hart individually. Mr. Hart and Gertrude L. Fike are the general partners of H Investment Company LLLP. The address for H Investment Company LLLP is 875 Race Street, Denver, Colorado 80206.

(7) Excludes 160,880 shares held, and 25,000 shares being sold, by H Investment Company LLLP, a family limited liability limited partnership. The address for Mr. Hart is 875 Race Street, Denver, Colorado 80206.

(8) Subject to final adjustment based on stockholders' equity of OPD on the closing date balance sheet.

(9) The address for Mr. Keener is 300 Deaderick Street, Third Floor, Nashville, Tennessee 37237.

(10) The address for Mr. Langford is 1115 Mount Auburn Road, Evansville, Indiana 47720.

(11) The address for Mr. Laughery is 800 Tiffany Blvd., Suite 305, Rocky Mount, North Carolina 27804.

(12) The address for Ms. O'Brien is 3300 National City Tower, Louisville, Kentucky 40202.

(13) The address for Messrs. Schnatter is 11492 Bluegrass Parkway, Suite 175, Louisville, Kentucky 40299. Excludes 225,000 shares of Common Stock beneficially owned by PJI pursuant to a presently exercisable warrant. Charles W. Schnatter and John H. Schnatter each disclaims beneficial ownership of the securities underlying such warrant.

(14) Excludes 418,327 shares held by Mr. Sherman as trustee for R.F.S. Trust and 65,116 shares held by Mr. Sherman as custodian for his children, Merida L. Sherman and Nicholas H. Sherman, but does include 3,618 shares held by Mr. Sherman's minor child.

(15) Encludes 51,672 shares held by Mr. Sherman individually, 3,618 shares held by Mr. Sherman's minor child and 65,116 shares held, and 12,000 shares being sold, as custodian for his family members, Nicholas H. Sherman and Merida L. Sherman. The address for Mr. Sherman and the Trust is 202 Schooner Lane, Duck Key, Florida 33050.

(16) Encludes 51,672 shares held by Mr. Sherman individually, 3,618 shares held by Mr. Sherman's minor child, 418,327 shares held, and 80,000 shares being sold, by Mr. Sherman as trustee of the R.F.S. Trust, and 32,558 held by Mr. Sherman as custodian for another family member.

(17) The address for Mr. Tennyson is 8750 Staghorn Road, Indianapolis, Indiana 46260.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Certificate of Incorporation provides that the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. Upon completion of this offering, 5,783,084 shares of Common Stock will be issued and outstanding (5,869,284 shares if the Underwriters' over-allotment option is exercised in full), and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to the requirements (including preferential rights) of any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends if, as and when declared by the Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities, and there are no redemption or sinking fund provisions with respect to the Common Stock. National City Bank acts as the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

  The Board has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN CORPORATE GOVERNANCE MATTERS

  The Company's Certificate of Incorporation and the By-laws provide that the Board is divided into three classes. Two classes of directors consist of two directors each and one class consists of three directors, with the term of office of the first class to expire at the 1998 annual meeting of stockholders, the term of office of the second class to expire at the 1999 annual meeting of stockholders, and the term of office of the third class, elected at the 1997 annual meeting, to expire at the 2000 annual meeting of stockholders. At each succeeding annual meeting of stockholders, directors will be elected to a three-year term of office.

  The Company's Certificate of Incorporation and the By-laws provide that: (i) the number of directors of the Company will be fixed by resolution of the Board, but in no event will be less than three nor more than 15 directors; (ii) the directors of the Company in office from time to time will fill any vacancy or newly created directorship on the Board, with any new director to serve in the class of directors to which he or she is so elected; (iii) directors of the Company may be removed only for cause by the holders of at least a majority of the Company's voting stock; (iv) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting; and (v) except as described below, special meetings of stockholders may be called only by the Chairman of the Board, the President of the Company or by a majority of the total number of directors of the Company, and the business permitted to be conducted at any such meeting is limited to that stated in the notice of the special meeting. The By-laws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not fewer than 60 days nor more than 90 days in advance of the annual meeting of stockholders; provided, however, if the date of the meeting is not furnished to stockholders in a notice, or is not publicly disclosed by the Company, more than 70 days prior to the meeting, notice by the stockholder, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  The By-laws also provide that stockholders desiring to nominate persons for election as directors must make their nominations in writing to the President of the Company not fewer than 60 days nor more than 90 days prior to the scheduled date for the annual meeting; provided, however, if fewer than 70 days notice or prior public disclosure of the scheduled date for the annual meeting is given or made, notice by the stockholders, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  Under applicable provisions of the Delaware General Corporation Law, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's by-laws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Certificate of Incorporation and By-laws provide that the provisions summarized above may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 85% of the Company's voting stock, voting together as a single class.

  The foregoing provisions of the Certificate of Incorporation and By-laws may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company's management believes that the foregoing measures provide benefits to the Company and its stockholders by enhancing the Company's ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company and that such benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification (as required by Section 203) of a transaction which is one of certain extraordinary transactions involving the corporation, is with or by a person who either has not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, and is approved or not opposed by a majority of the board of directors then in office.

REGISTRATION RIGHTS AGREEMENTS

  The Company has granted certain registration rights to the stockholders of the Company's predecessors and former stockholders of OPD who will hold after the offering an aggregate of 2,513,084 shares of Common Stock of the Company, and to PJI with respect to the 225,000 shares of Common Stock covered by the warrant issued to PJI, for the registration of shares of Common Stock owned by such stockholders in a registration statement filed by the Company under the Securities Act of 1933. The Company will pay the fees and expenses of the registrations, while such stockholders and PJI will pay all underwriting discounts and commissions. These registration rights expire in October 2001 and are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by such stockholders and PJI included in such registration.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 5,783,084 shares of Common Stock (5,869,284 shares if the Underwriters' over-allotment option is exercised in full). The 1,200,000 shares sold in this offering (1,425,000 shares if the Underwriters' over-allotment option is exercised in full), along with the 2,070,000 shares sold in the IPO, will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 2,513,084 shares outstanding are "restricted securities" as that term is defined under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act (which registration is contemplated with respect to all of such restricted securities as described below) or pursuant to an exemption therefrom, including Rule 144. The Company, its directors and certain stockholders of the Company have agreed that they will not sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible or exchangeable for shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of Montgomery Securities, except for (i) up to 350,000 shares which may be issued in connection with acquisitions and (ii) shares issued pursuant to the exercise of options granted under the Directors Plan or the 1996 Plan.

  In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale or 1% of the then outstanding shares of the Common Stock, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the holding period, to sell shares of Common Stock. A person who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned such shares for at least two years, would be entitled to sell such shares without regard to the volume limitations described above.

                                  UNDERWRITING

  The underwriters named below, represented by Montgomery Securities and Alex. Brown & Sons Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if they purchase any.

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      Montgomery Securities...........................................   600,000
      Alex. Brown & Sons Incorporated.................................   600,000
                                                                       ---------
          Total....................................................... 1,200,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $
per share, and the Underwriters may allow to selected dealers, and such dealers
may reallow, a concession of not more than $      per share to certain other
dealers. After the offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part.

  The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 180,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 1,200,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The stockholders of the Company's predecessors, the former stockholders of OPD, the executive officers and directors of the Company and PJI have agreed that, for a period of 120 days from the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of their Common Stock or options to acquire shares of Common Stock without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 120 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except for (i) up to 350,000 shares which may be issued in connection with acquisitions and (ii) shares issued pursuant to the exercise of options granted under the Directors Plan or the 1996 Plan.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

  In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market makers average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greenebaum Doll & McDonald PLLC, Louisville, Kentucky, and for the Underwriters by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Mr. Fleishman, whose professional service corporation is a member of Greenebaum Doll & McDonald PLLC, is a director of the Company and beneficially owns 312,930 shares of Common Stock of the Company. A member of Greenebaum Doll & McDonald PLLC who participated in the preparation of this prospectus beneficially owns 5,000 shares of the Common Stock of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company and its Subsidiary as of December 31, 1995 and December 29, 1996, the financial statements of OPD as of December 24, 1995 and December 29, 1996, and the supplemental consolidated financial statements of PJ America, Inc. and Subsidiaries as of December 31, 1995 and December 29, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed through the Electronic Data Gathering, Analysis and Retrieval system with the SEC in Washington, D.C., a Registration Statement on Form S-1 (the "Registration Statement," which includes all amendments, exhibits and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to this offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus in accordance with the rules and regulations of the SEC, and to which reference is hereby made.

  The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, is required to file proxy statements, reports and other information with the SEC. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the SEC, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such filings may also be obtained from the SEC through the Internet at http://www.sec.gov.

  Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the SEC, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent accounting firm. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                               ----------------

  PJI IS NOT IN ANY WAY PARTICIPATING IN, APPROVING OR ENDORSING THIS OFFERING OF SECURITIES, OR ANY REPRESENTATIONS MADE IN CONNECTION WITH THE OFFERING. THE GRANT BY PJI OF ANY FRANCHISE OR OTHER RIGHTS TO THE COMPANY IS NOT INTENDED AS, AND SHOULD NOT BE INTERPRETED AS, AN EXPRESS OR IMPLIED APPROVAL, ENDORSEMENT OR ADOPTION OF ANY STATEMENT REGARDING ACTUAL OR PROJECTED FINANCIAL OR OTHER PERFORMANCE WHICH MAY BE CONTAINED IN THE PROSPECTUS. EXCEPT AS INDICATED IN THE PROSPECTUS, ALL INFORMATION CONTAINED IN THIS PROSPECTUS HAS BEEN PREPARED BY, AND IS THE SOLE RESPONSIBILITY OF, THE COMPANY.

  ANY REVIEW BY PJI OF THE PROSPECTUS OR THE INFORMATION INCLUDED IN THE REGISTRATION STATEMENT HAS BEEN CONDUCTED SOLELY FOR THE BENEFIT OF PJI TO DETERMINE CONFORMANCE WITH PJI'S INTERNAL POLICIES, AND NOT TO BENEFIT OR PROTECT ANY OTHER PERSON. NO INVESTOR SHOULD INTERPRET SUCH REVIEW BY PJI AND DISPLAY OF ANY PJI LOGOS, TRADEMARKS OR SERVICE MARKS HEREIN AS AN APPROVAL, ENDORSEMENT, ACCEPTANCE OR ADOPTION OF ANY REPRESENTATION, WARRANTY, STATEMENT OR PROJECTION CONTAINED IN THE MATERIALS REVIEWED.

  THE ENFORCEMENT OR WAIVER OF ANY OBLIGATION OF THE COMPANY UNDER ANY AGREEMENT BETWEEN THE COMPANY OR ITS AFFILIATES AND PJI OR PJI'S AFFILIATES IS A MATTER OF PJI OR PJI'S AFFILIATES SOLE DISCRETION. EXCEPT AS SET FORTH IN THIS PROSPECTUS, NO INVESTOR SHOULD RELY ON ANY REPRESENTATION, ASSUMPTION OR BELIEF THAT PJI OR PJI'S AFFILIATES WILL WAIVE ITS RIGHTS OR ENFORCE OR WAIVE PARTICULAR OBLIGATIONS OF THE COMPANY UNDER SUCH AGREEMENTS.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PJ AMERICA, INC. AND SUBSIDIARY
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets as of December 31, 1995, December 29, 1996
   and March 30, 1997 (Unaudited).........................................  F-3
  Consolidated Statements of Income for the Years Ended December 25, 1994,
   December 31, 1995, and December 29, 1996 and the Three Months Ended
   March 29, 1996 and March 30, 1997 (Unaudited)..........................  F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended
   December 25, 1994, December 31, 1995, and December 29, 1996 and the
   Three Months Ended March 30, 1997 (Unaudited)..........................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 25,
   1994, December 31, 1995, and the Three Months Ended March 29, 1996 and
   March 30, 1997 (Unaudited).............................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
OHIO PIZZA DELIVERY CO.
  Report of Independent Auditors.......................................... F-16
  Balance Sheets as of December 24, 1995, December 29, 1996 and March 30,
   1997 (Unaudited)....................................................... F-17
  Statements of Income for the Years Ended December 24, 1995 and December
   29, 1996 and the Three Months Ended March 29, 1996 and March 30, 1997
   (Unaudited)............................................................ F-18
  Statements of Stockholders' Equity for the Years Ended December 24,
   1995, and December 29, 1996 and the Three Months Ended March 29, 1996
   and March 30, 1997 (Unaudited)......................................... F-19
  Statements of Cash Flows for the Years Ended December 24, 1995 and
   December 29, 1996 and the Three Months Ended March 29, 1996 and March
   30, 1997 (Unaudited)................................................... F-20
  Notes to Financial Statements........................................... F-21
PJ AMERICA, INC. AND SUBSIDIARIES SUPPLEMENTAL CONSOLIDATED FINANCIAL
 STATEMENTS
  Report of Independent Auditors.......................................... F-24
  Supplemental Consolidated Balance Sheets as of December 31, 1995,
   December 29, 1996 and March 30, 1997 (Unaudited)....................... F-25
  Supplemental Consolidated Statements of Income for the Years Ended
   December 31, 1995 and December 29, 1996 and the Three Months Ended
   March 29, 1996 and March 30, 1997 (Unaudited).......................... F-26
  Supplemental Consolidated Statements of Stockholders' Equity for the
   Years Ended December 31, 1995 and December 29, 1996 and the Three
   Months Ended March 30, 1997 (Unaudited)................................ F-27
  Supplemental Consolidated Statements of Cash Flows for the Years Ended
   December 31, 1995 and December 29, 1996 and the Three Months Ended
   March 29, 1996 and March 30, 1997 (Unaudited).......................... F-28
  Notes to Supplemental Consolidated Financial Statements................. F-29

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PJ America, Inc.

  We have audited the accompanying consolidated balance sheets of PJ America, Inc. and Subsidiary as of December 31, 1995 and December 29, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 25, 1994, December 31, 1995 and December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PJ America, Inc. and Subsidiary, at December 31, 1995 and December 29, 1996, and the consolidated results of their operations and their cash flows for the years ended December 25, 1994, December 31, 1995 and December 29, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Birmingham, Alabama
February 4, 1997

                        PJ AMERICA, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 31,  DECEMBER    MARCH 30,
                                               1995      29, 1996      1997
                                           ------------ ----------- -----------
                                                                    (UNAUDITED)
                  ASSETS
                  ------
Current assets:
  Cash and cash equivalents...............  $  224,379  $ 3,660,843 $ 3,897,002
  Accounts receivable.....................      24,010       20,624      39,131
  Inventories.............................      58,288      189,078     224,149
  Advances to related parties.............     132,725      119,773      97,150
  Prepaid expenses and other..............       5,183      186,294     115,329
  Investments.............................         --    12,057,972  12,286,300
  Deferred income taxes...................         --       104,203     104,203
                                            ----------  ----------- -----------
    Total current assets..................     444,585   16,338,787  16,763,264
Net property and equipment................   1,820,828    5,244,050   5,957,937
Deferred franchise and development costs,
 net of accumulated amortization of
 $17,424 in 1995, $91,420 in 1996 and
 $101,995 in 1997.........................     225,194      706,795     741,221
Other assets..............................         --        83,689      85,389
                                            ----------  ----------- -----------
    Total assets..........................  $2,490,607  $22,373,321 $23,547,811
                                            ==========  =========== ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
  Accounts payable........................  $    8,481  $   153,376 $   143,199
  Accrued expenses........................     343,656    1,571,225   2,028,178
  Current maturities of bank debt.........     148,887          --          --
  Notes payable to stockholders...........     742,846          --          --
                                            ----------  ----------- -----------
    Total current liabilities.............   1,243,870    1,724,601   2,171,377
Note payable to bank, less current
 maturities...............................     174,138          --          --
Deferred income taxes.....................         --        71,180      71,180
Stockholders' equity:
  Preferred stock ($1.00 par value per
   share; authorized 1,000,000 shares, no
   shares issued and outstanding).........         --           --          --
  Common stock ($.01 par value per share;
   authorized 20,000,000 shares; issued
   and outstanding shares of 1,109.5 in
   1995 and 4,755,000 in 1996 and 1997)...       3,085       47,550      47,550
  Additional paid-in capital..............     446,260   20,031,411  20,031,411
  Retained earnings.......................     623,254      498,579   1,226,293
                                            ----------  ----------- -----------
    Total stockholders' equity............   1,072,599   20,577,540  21,305,254
                                            ----------  ----------- -----------
    Total liabilities and stockholders'
     equity ..............................  $2,490,607  $22,373,321 $23,547,811
                                            ==========  =========== ===========

                            (See accompanying notes)

                        PJ AMERICA, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                  FOR THE YEARS ENDED             THREE MONTHS ENDED
                          ------------------------------------- -----------------------
                                        DECEMBER     DECEMBER
                          DECEMBER 25,     31,          29,      MARCH 29,   MARCH 30,
                              1994        1995         1996        1996         1997
                          ------------ -----------  ----------- -----------  ----------
                                                                (UNAUDITED)  (UNAUDITED)
Restaurant sales........   $6,414,651  $10,456,893  $16,845,711 $2,997,341   $8,769,605
Restaurant operating
 expenses:
  Cost of sales.........    2,097,613    3,511,245    5,536,846  1,005,598    2,776,776
  Salaries and benefits.    1,676,627    2,646,602    4,243,285    760,616    2,235,447
  Other operating
   expenses.............    1,481,175    2,392,575    3,922,091    677,287    2,058,681
  Depreciation and
   amortization.........      172,230      274,875      465,193     84,164      252,554
                           ----------  -----------  ----------- ----------   ----------
                            5,427,645    8,825,297   14,167,415  2,527,665    7,323,458
                           ----------  -----------  ----------- ----------   ----------
Restaurant operating
 income.................      987,006    1,631,596    2,678,296    469,676    1,446,147
General and
 administrative
 expenses...............      433,222      557,143    1,016,291    180,788      464,522
                           ----------  -----------  ----------- ----------   ----------
Operating income........      553,784    1,074,453    1,662,005    288,888      981,625
Other (expense) income..      (21,921)     (65,604)       7,795    (17,382)     155,428
                           ----------  -----------  ----------- ----------   ----------
Income before income
 taxes..................      531,863    1,008,849    1,669,800    271,506    1,137,053
Income tax expense......          --           --       228,340        --       409,339
                           ----------  -----------  ----------- ----------   ----------
Net income..............   $  531,863  $ 1,008,849  $ 1,441,460 $  271,506   $  727,714
                           ==========  ===========  =========== ==========   ==========
Net income per share....                                                     $     0.15
                                                                             ==========
Weighted average shares
 outstanding............                                                      4,881,687
                                                                             ==========
Pro forma income data
 (unaudited) (Note 4)
Historical income before
 income taxes...........               $ 1,008,849  $ 1,669,800 $  271,506
Pro forma income tax
 expense................                   368,230      591,713     99,100
                                       -----------  ----------- ----------
Pro forma net income....               $   640,619  $ 1,078,087 $  172,406
                                       ===========  =========== ==========
Pro forma net income per
 share..................               $      0.36  $      0.47 $     0.10
                                       ===========  =========== ==========
Weighted average shares
 outstanding............                 1,796,689    2,289,667  1,763,820
                                       ===========  =========== ==========



                            (See accompanying notes)

                        PJ AMERICA, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON STOCK
                          -------------------  ADDITIONAL                    TOTAL
                            SHARES               PAID-IN     RETAINED    STOCKHOLDERS'
                            ISSUED    AMOUNT     CAPITAL     EARNINGS       EQUITY
                          ----------- -------  -----------  -----------  -------------
Balance, December 26,
 1993...................          100 $28,500  $   383,415  $    23,438   $   435,353
  Net income............          --      --           --       531,863       531,863
  Reverse stock split...          --  (27,500)      27,500          --            --
  S corporation
   distributions........          --      --           --        (8,662)       (8,662)
  Capital contributions:
    Incorporation of
     Textra Cheese......            1   1,000          --           --          1,000
    Issue additional
     shares to officer..          8.5      85       35,345          --         35,430
                          ----------- -------  -----------  -----------   -----------
Balance, December 25,
 1994...................        109.5 $ 2,085  $   446,260  $   546,639   $   994,984
  Net income............          --      --           --     1,008,849     1,008,849
  S corporation
   distributions........          --      --           --      (932,234)     (932,234)
  Incorporation of Twice
   the Cheese...........        1,000   1,000          --           --          1,000
                          ----------- -------  -----------  -----------   -----------
Balance, December 31,
 1995...................      1,109.5   3,085      446,260      623,254     1,072,599
  Net income............          --      --           --     1,441,460     1,441,460
  S Corporation
   distributions........          --      --           --    (3,398,312)   (3,398,312)
  Stock splits and
   changes in par value
   and authorized
   shares...............  1,768,890.5  14,615      (14,615)         --            --
  Issuance of common
   stock (net of
   issuance costs)......    1,755,000  17,550   19,224,691          --     19,242,241
  Acquisition of
   Virginia group.......    1,230,000  12,300      290,700    1,832,177     2,135,177
  Issuance of warrant to
   PJI..................          --      --        84,375          --         84,375
                          ----------- -------  -----------  -----------   -----------
Balance, December 29,
 1996...................    4,755,000  47,550   20,031,411      498,579    20,577,540
Unaudited:
  Net income............          --      --           --       727,714       727,714
                          ----------- -------  -----------  -----------   -----------
Balance, March 30, 1997.    4,755,000 $47,550  $20,031,411  $ 1,226,293   $21,305,254
                          =========== =======  ===========  ===========   ===========


                            (See accompanying notes)

                        PJ AMERICA, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   FOR THE YEARS ENDED              THREE MONTHS ENDED
                          --------------------------------------  -----------------------
                          DECEMBER 25, DECEMBER 31, DECEMBER 29,   MARCH 29,   MARCH 30,
                              1994         1995         1996         1996        1997
                          ------------ ------------ ------------  ----------- -----------
                                                                  (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES:
Net income..............   $ 531,863    $1,008,849  $  1,441,460   $ 271,506  $   727,714
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation and
   amortization.........     172,230       274,875       465,193      84,164      252,554
  Deferred income taxes.         --            --        (33,023)        --           --
  Changes in operating
   assets and
   liabilities:
    Accounts receivable.      (7,357)       (9,869)       59,370      (8,429)     (18,507)
    Inventories.........     (29,851)           57       (63,128)    (16,287)     (35,071)
    Advances to related
     parties............         --       (132,725)       28,693      (4,036)      22,623
    Prepaid expenses and
     other..............      27,370         2,307        63,224     (31,260)      70,965
    Accounts payable....       1,143         5,353       (18,225)     (8,481)     (10,177)
    Accrued expenses....      99,312       113,866       843,335      41,088       54,534
    Income taxes
     payable............         --            --            --          --       402,418
Other assets............         --            --         (5,737)     73,276       (1,700)
Deferred franchise and
 development costs......     (75,771)     (104,147)      (90,000)    (15,000)     (45,000)
                           ---------    ----------  ------------   ---------  -----------
Net cash provided by
 operating activities...     718,939     1,158,566     2,691,162     386,541    1,420,353
INVESTING ACTIVITIES:
Purchases of property
 and equipment..........    (738,660)     (797,513)   (1,106,954)    (71,167)    (955,866)
Other...................      (8,961)          596           --          --           --
Purchases of
 investments............         --            --    (12,057,972)        --      (228,328)
Purchase of Virginia
 Group, net of cash
 acquired...............         --            --        985,170         --           --
                           ---------    ----------  ------------   ---------  -----------
Net cash used in
 investing activities...    (747,621)     (796,917)  (12,179,756)    (71,167)  (1,184,194)
FINANCING ACTIVITIES:
Proceeds from bank
 borrowings.............         --        450,000     1,000,000         --           --
Proceeds from issuance
 of common stock........         --            --     19,242,241         --           --
Payments on bank
 borrowings.............         --       (126,975)   (2,423,025)    (35,871)         --
Issuance of (payments
 on) stockholder notes..     127,200       315,646    (1,495,846)    (10,803)         --
Distributions paid......      (8,662)     (932,234)   (3,398,312)    (57,918)         --
Capital contributions...      36,430         1,000           --          --           --
                           ---------    ----------  ------------   ---------  -----------
Net cash provided (used)
 by financing
 activities.............     154,968      (292,563)   12,925,058    (104,592)         --
                           ---------    ----------  ------------   ---------  -----------
Net increase in cash and
 cash equivalents.......     126,286        69,086     3,436,464     210,782      236,159
Cash and cash
 equivalents at
 beginning of period....      29,007       155,293       224,379     224,379    3,660,843
                           ---------    ----------  ------------   ---------  -----------
Cash and cash
 equivalents at end of
 period.................   $ 155,293    $  224,379  $  3,660,843   $ 435,161  $ 3,897,002
                           =========    ==========  ============   =========  ===========

                            (See accompanying notes)

                        PJ AMERICA, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, DESCRIPTION OF BUSINESS, AND REORGANIZATION

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of PJ America, Inc. and its wholly-owned subsidiary, PJ Cheese, Inc. (the "Company"). All significant inter-company transactions between the consolidated companies have been eliminated. Prior to the Company's initial public offering (the "Offering") and reorganization, the Company's financial statements represented the combined financial position, results of operations and cash flows of Extra Cheese, Inc. (Extra Cheese), Textra Cheese Corp. (Textra) and Twice the Cheese, Inc. (Twice), collectively referred to herein as the "Alabama Group." Those financial statements excluded the combined financial position of PJVA, Inc. and PJV, Inc., collectively referred to as the "Virginia Group" prior to their acquisition on October 30, 1996 (See Note
5).

  The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 28, 1997.

  Extra Cheese, Textra, and Twice operated as S corporations through October 30, 1996, when their S corporation elections were terminated. As a result, they were not subject to federal or state income tax before October 30, 1996.

  Pro forma information for the years ended December 31, 1995 and December 29, 1996 have been presented as if the Company had been treated as a C corporation rather than an S corporation, with an assumed effective income tax rate of 36.5%.

DESCRIPTION OF BUSINESS

  The Company operates pizza delivery and carry-out restaurants under the trademark "Papa John's" in Birmingham, Alabama and the surrounding area; Norfolk, Richmond, and Virginia Beach, Virginia and surrounding areas; and in East Texas. At December 29, 1996, the Company operated 46 restaurants. In addition to the areas the Company currently has restaurants, the Company also holds franchise and development rights for Ventura, Kern, San Luis Obispo and Santa Barbara counties in California; Vancouver, Canada and the surrounding area; and Puerto Rico.

REORGANIZATION

  The Company was formed in August, 1996 to succeed to the businesses of five Papa John's International, Inc. (PJI) franchisees. Extra Cheese entered into an Agreement dated June 10, 1996, as amended on July 10, 1996, and a Plan of Merger with Twice, Textra, PJVA, Inc. and PJV, Inc., pursuant to which all such corporations agreed to be merged into PJ Cheese, Inc. (PJ Cheese), a wholly-owned subsidiary of Extra Cheese, in exchange for shares of common stock of Extra Cheese. On October 30, 1996, concurrent with the completion of the Offering (i) all such corporations merged into PJ Cheese; (ii) Extra Cheese contributed to PJ Cheese all of the assets of Extra Cheese relating to its restaurants, with PJ Cheese assuming all of Extra Cheese's liabilities relating thereto; and (iii) Extra Cheese merged into the Company with the stockholders of Extra Cheese receiving an aggregate of 3,000,000 shares of common stock of the Company (the "Reorganization"). Accordingly, the Company is the parent of PJ Cheese, and PJ Cheese owns all of the Papa John's restaurants which were owned by Extra Cheese, Textra, Twice, PJVA, Inc. and PJV, Inc. (collectively, the "Predecessor Companies").

                        PJ AMERICA, INC. AND SUBSIDIARY

  The Reorganization was an exchange of non-monetary assets by stockholders and has been accounted for at historical cost.

2. SIGNIFICANT ACCOUNTING POLICIES

 Fiscal Year

  The Company's fiscal year ends on the last Sunday in December of each year. The 1996 and 1994 fiscal years consisted of 52 weeks. The 1995 fiscal year consisted of 53 weeks.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Cash Equivalents

  Cash equivalents consist of highly liquid investments with a maturity of three months or less at date of purchase. These investments are carried at cost, which approximates fair value.

 Inventories

  Inventories consist of food products, paper goods and supplies and are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market. Virtually all of the Company's food products and supplies are purchased from PJI.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for restaurant and other equipment, and up to 20 years for buildings and improvements. Leasehold improvements are amortized over the terms of the respective leases, including the first renewal period (generally five to ten years). Normal repair and maintenance costs are expensed as incurred.

 Investments

  The Company determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. All investment securities held by the Company have been classified as held-to-maturity. Held-to-maturity investment securities are stated at amortized cost with any amortization of premiums and accretion of discounts included in interest income.

 Development and Franchise Fees

  Development fees paid by the Company to PJI for the right to open a certain number of restaurants in a geographic area are deferred and amortized to expense on a pro rata basis as each restaurant is opened. Franchise fees are generally paid when each restaurant is opened and are deferred and amortized. Deferred development and franchise fees are amortized over a 20 year period using the straight-line method beginning with the opening of each restaurant.

 Advertising and Related Costs

  Advertising and related costs include restaurant activities such as mail coupons, doorhangers, promotional items, and required contributions to PJI's production fund (0.50% to 0.75% of restaurant sales). Such amounts

                        PJ AMERICA, INC. AND SUBSIDIARY
are expensed as incurred and were approximately $347,000 in 1994, $583,000 in 1995 and $1 million in 1996, and are included in other operating expenses in the consolidated statements of income.


 Stock-Based Compensation

  The Company follows the provisions of Accounting Principles Board Opinion
(APB) No. 25 for its stock-based compensation awards (see Note 13).

 Income Taxes

  On October 29, 1996, the Predecessor Companies terminated their status as S corporations and the Company became subject to federal and state income taxes. Concurrently, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and accordingly, there was no cumulative effect of adopting SFAS No. 109, and prior year financial statements were not restated. In accordance with the provisions of SFAS No. 109, deferred income taxes reflect the temporary tax consequences on future years of differences between the tax and financial statement basis of assets and liabilities.

 Pre-Opening Costs

  Pre-opening costs, which represent certain expenses incurred before a restaurant opens, are expensed as incurred.

 Net Income Per Share

  Net income per share information is not presented because such data is not meaningful (See Notes 4 and 5).

 Accounting Changes

  Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of." The adoption of SFAS 121 had no impact on the Company.

3. INITIAL PUBLIC OFFERING

  The Company completed the offering of its common stock on October 30, 1996, pursuant to which the Company sold 1,755,000 shares of its common stock, including 135,000 shares exercised to cover underwriter over-allotments, at an initial public offering price of $12.50 per share. Net proceeds from the Offering (after deducting the underwriting discount of $1.5 million and expenses of $1.2 million) were $19.2 million. Such proceeds were partially used to fully retire the outstanding balance owed to banks and shareholders, pay S Corporation distributions, and for general corporate purposes.

4. PRO FORMA INFORMATION (UNAUDITED)

  The Company terminated its status as an S corporation on October 29, 1996. Pro forma income taxes have been presented to reflect a provision for federal, state, and local income taxes at an assumed effective rate of 36.5% prior to the Reorganization.

  Pro forma net income per share is based on the weighted averaged number of shares of common stock and common stock equivalents outstanding during the period. The pro forma net income per share amounts were calculated assuming that the number of shares of common stock in the Offering necessary to generate sufficient proceeds to fund the payment of the Company's undistributed S corporation earnings. A summary of the

                        PJ AMERICA, INC. AND SUBSIDIARY
components of the weighted average shares of common stock and equivalents outstanding during the years ended December 31, 1995 and December 29, 1996 is as follows:

                                                               1995      1996
                                                             --------- ---------
   Total number of common shares outstanding throughout the
    period.................................................  1,770,000 1,770,000
   Weighted average number of common shares issued in
    connection with the Offering...........................        --    492,116
   Shares issuable upon net exercise of outstanding stock
    options................................................        --     26,498
   Adjustment to reflect shares issued to pay S corporation
    distributions..........................................     26,689     1,053
                                                             --------- ---------
   Total weighted average shares and equivalents
    outstanding............................................  1,796,689 2,289,667
                                                             ========= =========

5. ACQUISITION OF VIRGINIA GROUP--PRO FORMA INFORMATION (UNAUDITED)

  Concurrent with the Reorganization, the Company acquired PJVA, Inc. and PJV, Inc. (See Note 1). The acquisition was accounted for at historical cost, with the shareholders of PJVA, Inc. and PJV, Inc. receiving an aggregate of 1,230,000 shares of common stock of the Company.

  The following represents the unaudited pro forma results of operations for the years ended December 31, 1995 and December 29, 1996 as if the Reorganization occurred at the beginning of the Company's fiscal year. Pro forma net income reflects an assumed corporate income tax rate of 36.5% prior to the Reorganization.

                                                           1995        1996
                                                        ----------- -----------
      Restaurant sales................................. $23,099,050 $30,264,352
      Restaurant operating expenses:
        Cost of sales..................................   7,827,113  10,115,854
        Salaries and benefits..........................   5,794,983   7,460,499
        Other operating expenses.......................   5,742,900   7,468,389
        Depreciation and amortization..................     656,632     905,178
                                                        ----------- -----------
                                                         20,021,628  25,949,920
                                                        ----------- -----------
      Restaurant operating income......................   3,077,422   4,314,432
      General and administrative expenses..............   1,042,714   1,633,812
                                                        ----------- -----------
      Operating income.................................   2,034,708   2,680,620
      Other expense, net...............................     221,466     127,305
                                                        ----------- -----------
      Income before income taxes.......................   1,813,242   2,553,315
      Pro forma income tax expense.....................     661,833     912,514
                                                        ----------- -----------
      Pro forma net income............................. $ 1,151,409 $ 1,640,801
                                                        =========== ===========
      Pro forma net income per share................... $      0.37 $      0.48
                                                        =========== ===========
      Weighted average shares outstanding..............   3,111,828   3,429,896
                                                        =========== ===========

  The pro forma information is not indicative of the results of operations that actually would have been obtained if the transactions had occurred at the beginning of the Company's fiscal year. Additionally, the pro forma information is not intended to be a projection of future results.

                        PJ AMERICA, INC. AND SUBSIDIARY

6. INVESTMENTS

  A summary of the Company's held-to-maturity securities as of December 29, 1996 follows:

                                               GROSS      GROSS
                                             UNREALIZED UNREALIZED
                                  AMORTIZED   HOLDING    HOLDING    ESTIMATED
                                    COST       GAINS      LOSSES   FAIR VALUE
                                 ----------- ---------- ---------- -----------
      U.S. Government
       securities............... $ 8,980,113   $  --     $(1,849)  $ 8,978,264
      Municipal bonds...........   3,077,859    2,686       (665)    3,079,880
                                 -----------   ------    -------   -----------
      Total..................... $12,057,972   $2,686    $(2,514)  $12,058,144
                                 ===========   ======    =======   ===========

  All investment securities have a contractual maturity of one year or less.

7. NET PROPERTY AND EQUIPMENT

  Net property and equipment consists of the following:

                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
      Land...........................................  $  114,079  $   114,079
      Building and improvements......................     567,794    1,235,075
      Leasehold improvements.........................     267,266    2,247,597
      Restaurant equipment...........................   1,163,859    3,676,972
      Other..........................................     246,138       31,465
                                                       ----------  -----------
                                                        2,359,136    7,305,188
      Less accumulated depreciation..................    (538,308)  (2,061,138)
                                                       ----------  -----------
      Net property and equipment.....................  $1,820,828  $ 5,244,050
                                                       ==========  ===========

8. ACCRUED EXPENSES

  Accrued expenses consists of the following:

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Salaries and wages..............................   $ 79,979    $  376,492
      Taxes, other than income........................     93,585       260,503
      Advertising and royalties.......................     55,593       179,915
      Reserve for relocation..........................        --        116,002
      Accrued Offering expenses.......................        --        276,256
      Other...........................................    114,499       362,057
                                                         --------    ----------
                                                         $343,656    $1,571,225
                                                         ========    ==========

                        PJ AMERICA, INC. AND SUBSIDIARY

9. NOTE PAYABLE TO BANK

  Note payable to bank consists of the following:

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Note payable to bank............................  $ 323,025      $ --
      Less current maturities of bank debt............   (148,887)       --
                                                        ---------      -----
                                                        $ 174,138      $ --
                                                        =========      =====

  Note payable to bank with interest rates of 8.9% and 8.0% in 1995 and 1996, respectively, were retired during 1996 with proceeds from the Offering. The interest payments on the notes payable were approximately $36,000 and $7,000 in 1995 and 1996, respectively (none in 1994).

10. INCOME TAXES

  Concurrent with the Reorganization on October 30, 1996, the Predecessor Companies (See Note 1) terminated their status as S corporations. Accordingly, the Company is now subject to federal and state income taxes. At the date of termination of S corporation status, the Company recorded a net deferred tax asset and corresponding credit to income tax expense for cumulative temporary differences between the tax basis and the reported amounts of the Company's assets and liabilities in the consolidated financial statements. These differences consisted primarily of deferred expenses and accumulated depreciation on property and equipment. At the date of termination of S corporation status, the net differences equaled approximately $109,000, resulting in a net deferred tax asset and corresponding credit to income tax expense of approximately $40,000.

  Additionally, in connection with the termination of the Predecessor Companies' S corporation status, distributions were made to their stockholders of approximately $2.0 million, representing substantially all undistributed S corporation earnings (as determined for tax reporting purposes) at the time of termination. Prior to the termination of the Company's S corporation status, distributions paid to stockholders in 1996 were approximately $1.4 million.

  A summary of income tax expense for 1996 is as follows:

      Current
        Federal....................................................... $241,340
        State and local...............................................   20,023
      Deferred (federal and state)....................................    6,934
      Deferred tax credit resulting from change in tax status.........  (39,957)
                                                                       --------
      Income tax expense.............................................. $228,340
                                                                       ========

  Net deferred tax assets are comprised of the following at December 29, 1996:

      Deferred tax assets--miscellaneous reserves and accruals........ $104,203
      Deferred tax liabilities--accelerated depreciation..............   71,180
                                                                       --------
      Net deferred tax assets......................................... $ 33,023
                                                                       ========

                        PJ AMERICA, INC. AND SUBSIDIARY

  The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense for the year ended December 29, 1996 is as follows:

      Income tax expense at U.S. federal statutory rate (attributable to income before income taxes from operations for the period
       October 30, 1996 through December 29, 1996)...................  $264,408
      State and local income taxes--net..............................    13,187
      Tax exempt interest income.....................................    (9,978)
      Deferred tax credit resulting from change in tax status........   (39,957)
      Other..........................................................       680
                                                                       --------
      Income tax expense.............................................  $228,340
                                                                       ========

  Income tax payments amounted to $225,000 in 1996.

11. RELATED PARTY TRANSACTIONS

 Franchisor

  Under the terms of area development agreements between the Company and PJI, the Company paid development fees ranging from $1,700 to $5,000 per restaurant. Franchise fees ranging from $10,000 to $15,000 have been paid as each new restaurant was opened. Royalties in the amount of 4% of restaurant sales are paid monthly to PJI, and a monthly contribution of 0.50% to 0.75% of sales is paid to the Marketing fund of PJI. The Company is required to buy certain proprietary food products from PJI's commissary subsidiary and have elected to buy substantially all other food products, supplies, marketing materials and equipment from PJI or its subsidiaries.

  The Company's franchise and development agreements with PJI contain certain requirements regarding the number of units to be opened in the future. Should the Company fail to comply with the required development schedule or with the requirements of the agreements for restaurants within areas covered by the development agreements, PJI has the right to terminate the exclusive nature of the Company franchises. The franchise agreements also provide PJI with significant rights regarding the business and operations of the Company.

  In connection with the Company's Offering, the Company issued a warrant to PJ USA (a subsidiary of PJI) to purchase 225,000 shares of common stock at $11.25 per share. The warrant was issued in consideration for, among other things, the rights to enter into development agreements for certain counties in California; Vancouver, Canada and the surrounding area; and Puerto Rico. The Company expects to pay all standard development and franchise fees in connection with operating restaurants in these territories. The warrant is exercisable in whole or in part at any time until October 30, 2001. The portion of the warrant discount attributable to the granting of the various development rights, approximately $84,000, has been capitalized into deferred franchise and development costs.

 Affiliate Markets

  Certain officers and directors of the Company own equity interests in other entities that franchise Papa John's restaurants. The Company also provides management and operational supervision services to three related entities; PJ Utah, LLC, PJ Louisiana, Inc., and PJ Iowa, LLC. Currently, the Company receives monthly management fees of $20,000 from PJ Utah, $5,000 from PJ Louisiana, and $5,000 from PJ Iowa. During 1996, the Company received $100,000 from PJ Utah, $20,000 from PJ Louisiana, and $10,000 from PJ Iowa. Management fee income is netted against general and administrative expenses in the consolidated statements of income.

                        PJ AMERICA, INC. AND SUBSIDIARY

  PJ Utah, LLC holds the development and franchise rights for Papa John's restaurants in Utah. The Company and PJ Utah, LLC have entered into an option agreement granting the Company the option to acquire for cash the operations and development rights for the franchised Papa John's restaurants in Utah. The option is exercisable at any time during 1998, but expires December 31, 1998. The purchase price of the option is equal to the aggregate amount invested in the Papa John's restaurants, operations (including operating losses, if any) and related matters in Utah by PJ Utah, LLC, including interest paid to a third party and/or its members on any loans, an imputed yield on all equity invested in PJ Utah, LLC equal to the "prime rate," as published in The Wall Street Journal, plus $10,000 for each store that is open at the time the option is exercised. The Company expects, but is not obligated, to exercise such option in 1998.

  The Company has obtained a right of first refusal to acquire franchise and development rights for PJ Louisiana, Inc. and PJ Iowa, L.C. However, there is no agreement or understanding between the Company and these entities or stockholders to acquire such entities or their assets.

 Stockholders

  Notes payable to stockholders were due on demand and carried interest at 7.0%. The notes payable were fully paid at the closing of the Offering. Interest expense related to these notes was approximately $34,000 in 1994, $47,000 in 1995 and $39,000 in 1996. Interest payments were approximately $18,000 in 1994, $4,000 in 1995 and $98,000 in 1996.

  In connection with the Company's Offering, certain officers, directors and former employees received approximately $250,000 for consulting services provided to the Company with respect to the structuring, organization and implementation of the Offering.

12. LEASES

  The Company leases office and retail space under operating leases with terms generally ranging from three to five years and providing for at least one renewal. Certain leases further provide that the lease payments may be increased annually based on the Consumer Price Index. Future minimum lease payments are as follows:

           1997................................... $  512,160
           1998...................................    459,385
           1999...................................    307,210
           2000...................................    214,505
           2001...................................    101,046
           Thereafter.............................     44,038
                                                   ----------
                                                   $1,638,344
                                                   ==========

  Rent expense was approximately $96,000 in 1994, $150,000 in 1995, and $271,000 in 1996.

13. STOCK OPTIONS

  In August, 1996, the Company adopted the 1996 Stock Ownership Incentive Plan (the "1996 Plan") and a Non-Employee Directors 1996 Stock Incentive Plan (the "Director's Plan"). The 1996 Plan reserves 600,000 shares of common stock for future issuance, for either stock options, performance units, or restricted stock (which is limited to 120,000 of the total 600,000 shares reserved). All options granted pursuant to the 1996 Plan must have an exercise price equal to at least 100% of the fair market value of the underlying shares on the date of grant, and incentive stock options granted to any employee owning more than 10.0% of the combined voting power of all classes of stock must be granted at an exercise price at least equal to 110 % of such fair market value. A compensation committee established by the Board of Directors selects employees to receive awards under the 1996 Plan and determines terms, conditions, and limitations applicable to each award. On October 24,

                        PJ AMERICA, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
1996, the Company granted 266,500 stock options under the 1996 Plan, which had an exercise price of $12.50, the market price of the Company's stock on the date of grant. Options granted to date under the 1996 Plan will become exercisable in four equal annual installments, beginning on the first anniversary of such option's date of grant.

  The Director's Plan reserves 160,000 shares of common stock for future issuance. Each non-employee director received options to purchase 12,000 shares on the initial grant date (the "Initial Grants"). Each new non-employee director will be granted options to purchase 12,000 shares of common stock on the date of his or her election. The Company will thereafter annually issue, beginning on the first anniversary of the initial grant date, to each of the Company's non-employee directors, options to purchase 4,000 shares of common stock. Thereafter, all options will be granted at the fair market value of the common stock on the date of grant. All options granted under the Director's Plan will become exercisable in four equal annual installments, beginning on the first anniversary of such option's date of grant. On October 24, 1996, the Company granted 72,000 stock options under the Director's Plan, which had an exercise price of $12.50, the market price of the Company's common stock at the date of the grant.

  The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the 1996 Plan and the Director's Plan (the "Plans"). Accordingly, no compensation cost has been recognized for its Plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant date consistent with the method prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income (as adjusted for pro forma income tax expense-see Note 4) and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                         1996
                                                                      ----------
      Pro forma net income       As reported........................  $1,078,087
                                 As adjusted for SFAS No. 123.......   1,021,782
      Primary earnings per share As reported........................  $     0.47
                                 As adjusted for SFAS No. 123.......        0.45

  The weighted average fair value of the stock options granted during the year was $5.63. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 49.1%, risk-free interest rate of 6.0%, and an expected life of 4 years.

  As of December 29, 1996, 333,500 and 88,000 shares were available for future issuance under the 1996 Plan and Director's Plan, respectively.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Ohio Pizza Delivery Co.

  We have audited the accompanying balance sheets of Ohio Pizza Delivery Co. as of December 24, 1995 and December 29, 1996, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Pizza Delivery Co. at December 24, 1995 and December 29, 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Birmingham, Alabama
April 4, 1997

                            OHIO PIZZA DELIVERY CO.

                                 BALANCE SHEETS

                                           DECEMBER 24, DECEMBER 29, MARCH 30,
                                               1995         1996        1997
                                           ------------ ------------ ----------
                                                                     (UNAUDITED)
                 ASSETS
                 ------
Current assets:
  Cash and cash equivalents..............   $  282,363   $  415,070  $  431,262
  Accounts receivable....................        2,297        6,891       4,657
  Inventories............................       33,898       39,656      32,928
  Prepaid expenses and other.............       18,309       34,673      34,166
                                            ----------   ----------  ----------
    Total current assets.................      336,867      496,290     503,013
Net property and equipment...............      761,226      692,336     679,214
Deferred franchise and development costs,
 net of accumulated amortization of
 $2,072 in 1995, $4,733 in 1996 and
 $7,096 in 1997..........................       39,234       51,573      49,210
                                            ----------   ----------  ----------
    Total assets.........................   $1,137,327   $1,240,199  $1,231,437
                                            ==========   ==========  ==========
  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------
Current liabilities:
  Accounts payable.......................   $  160,877   $   35,613  $   29,551
  Accrued expenses.......................      158,741      194,287     182,782
  Notes payable..........................        5,000       70,000         --
                                            ----------   ----------  ----------
    Total current liabilities............      324,618      299,900     212,333
Stockholders' equity:
  Common stock (no par value per share;
   authorized 750 shares; 100 issued and
   outstanding)..........................          --           --          --
  Additional paid-in capital.............          100          100         100
  Retained earnings......................      812,609      940,199   1,019,004
                                            ----------   ----------  ----------
    Total stockholders' equity...........      812,709      940,299   1,019,104
                                            ----------   ----------  ----------
    Total liabilities and stockholders'
     equity..............................   $1,137,327   $1,240,199  $1,231,437
                                            ==========   ==========  ==========


                            (See accompanying notes)

                         OHIO PIZZA DELIVERY CO., INC.

                              STATEMENTS OF INCOME

                                 FOR THE YEARS ENDED      THREE MONTHS ENDED
                              ------------------------- ----------------------
                              DECEMBER 24, DECEMBER 29,  MARCH 29,  MARCH 30,
                                  1995         1996        1996        1997
                              ------------ ------------ ----------- ----------
                                                        (UNAUDITED) (UNAUDITED)
Restaurant sales............   $6,287,083   $7,703,943  $1,917,531  $1,836,163
Restaurant operating
 expenses:
  Cost of sales.............    2,119,217    2,527,257     640,961     595,863
  Salaries and benefits.....    1,511,188    1,869,013     465,488     480,195
  Other operating expenses..    1,426,652    1,911,002     444,294     421,398
  Depreciation and
   amortization.............      118,560      162,124      37,647      40,000
                               ----------   ----------  ----------  ----------
                                5,175,617    6,469,396   1,588,390   1,537,456
                               ----------   ----------  ----------  ----------
Restaurant operating income.    1,111,466    1,234,547     329,141     298,707
General and administrative
 expenses...................      330,266      386,027      97,313      99,955
                               ----------   ----------  ----------  ----------
Operating income............      781,200      848,520     231,828     198,752
Other (expense) income......      (11,667)       2,785         --          --
                               ----------   ----------  ----------  ----------
Income before income taxes..      769,533      851,305     231,828     198,752
Income tax expense..........        9,213       21,964       6,165       4,947
                               ----------   ----------  ----------  ----------
Net income..................   $  760,320   $  829,341  $  225,663  $  193,805
                               ==========   ==========  ==========  ==========
Pro forma income data
 (unaudited) (Note 1):
Historical income before
 income taxes...............   $  769,533   $  851,305  $  231,828  $  198,752
Pro forma income tax
 expense....................      315,509      349,035      95,050      81,488
                               ----------   ----------  ----------  ----------
Pro forma net income........   $  454,024   $  502,270  $  136,778  $  117,264
                               ==========   ==========  ==========  ==========


                            (See accompanying notes)

                            OHIO PIZZA DELIVERY CO.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON STOCK
                             ------------- ADDITIONAL                 TOTAL
                             SHARES         PAID-IN    RETAINED   STOCKHOLDERS'
                             ISSUED AMOUNT  CAPITAL    EARNINGS      EQUITY
                             ------ ------ ---------- ----------  -------------
Balance, December 25, 1994..  100    $--      $100    $  473,540   $  473,640
  Net income................  --      --       --        760,320      760,320
  S corporation
   distributions............  --      --       --       (421,251)    (421,251)
                              ---    ----     ----    ----------   ----------
Balance, December 24, 1995..  100     --       100       812,609      812,709
  Net income................  --      --       --        829,341      829,341
  S corporation
   distributions............  --      --       --       (701,751)    (701,751)
                              ---    ----     ----    ----------   ----------
Balance, December 29, 1996..  100     --       100       940,199      940,299
Unaudited:
  Net income................  --      --       --        193,805      193,805
  S corporation
   distributions............  --      --       --       (115,000)    (115,000)
                              ---    ----     ----    ----------   ----------
Balance, March 30, 1997.....  100    $--      $100    $1,019,004   $1,019,104
                              ===    ====     ====    ==========   ==========


                            (See accompanying notes)

                            OHIO PIZZA DELIVERY CO.

                            STATEMENTS OF CASH FLOWS

                                  FOR THE YEARS ENDED      THREE MONTHS ENDED
                               ------------------------- ----------------------
                               DECEMBER 24, DECEMBER 29,  MARCH 29,  MARCH 30,
                                   1995         1996        1996        1997
                               ------------ ------------ ----------- ----------
                                                         (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES:
Net income...................    $760,320     $829,341    $225,663    $193,805
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
  Depreciation and
   amortization..............     118,560      162,124      37,647      40,000
  Changes in operating assets
   and liabilities:
    Accounts receivable......       4,154       (4,594)        379       2,234
    Inventories..............      (5,776)      (5,758)     (5,507)      6,728
    Prepaid expenses and
     other...................     (15,202)     (16,364)       (834)        507
    Accounts payable.........     148,849     (125,264)    (98,355)     (6,062)
    Accrued expenses.........    (260,097)      35,546     (43,056)    (11,505)
Deferred franchise and
 development costs...........     (14,900)     (15,000)        --          --
                                 --------     --------    --------    --------
Net cash provided by
 operating activities........     735,908      860,031     115,937     225,707
INVESTING ACTIVITIES:
Purchases of property and
 equipment...................    (281,031)    (173,058)    (92,888)    (24,515)
Writedown of property and
 equipment...................         --        75,016         --          --
Other........................      43,880        7,469         --          --
                                 --------     --------    --------    --------
Net cash used in investing
 activities..................    (237,151)     (90,573)    (92,888)    (24,515)
FINANCING ACTIVITIES:
Proceeds from notes payable..         --        65,000     120,000     (70,000)
Payments on stockholder
 notes.......................     (61,750)         --          --          --
Distributions paid...........    (421,251)    (701,751)    (45,000)   (115,000)
                                 --------     --------    --------    --------
Net cash provided (used) by
 financing activities........    (483,001)    (636,751)     75,000    (185,000)
                                 --------     --------    --------    --------
Net increase in cash and cash
 equivalents.................      15,756      132,707      98,049      16,192
Cash and cash equivalents at
 beginning of period.........     266,607      282,363     282,363     415,070
                                 --------     --------    --------    --------
Cash and cash equivalents at
 end of period...............    $282,363     $415,070    $380,412    $431,262
                                 ========     ========    ========    ========


                            (See accompanying notes)

                            OHIO PIZZA DELIVERY CO.

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

 Basis of Presentation

  The accompanying statements include the accounts of Ohio Pizza Delivery Co. (the "Company"). The Company was incorporated in 1991 and began operations in January 1992. Two individuals and their family members own 80% of the Company's outstanding common stock.

  The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 28, 1997.

  Pro forma information for the years ended December 24, 1995 and December 29, 1996 have been presented as if the Company had been treated as a C corporation rather than an S corporation, with an adjustment to income tax expense to reflect an assumed effective income tax rate of 41.0%.

 Description of Business

  The Company operates pizza delivery and carry-out restaurants under the trademark "Papa John's" in Akron, Ohio, and the surrounding area. At December 29, 1996, the Company operated eight restaurants. The Company is a franchisee of Papa John's International, Inc. ("PJI").

2. SIGNIFICANT ACCOUNTING POLICIES

 Fiscal Year

  The Company operates on a 52-53 week fiscal year. The 1996 fiscal year consisted of 53 weeks and the 1995 fiscal year consisted of 52 weeks.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Inventories

  Inventories consist of food products, paper goods and supplies and are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market. Virtually all of the Company's food products and supplies are purchased from PJI.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for restaurant and other equipment. Leasehold improvements are amortized over the terms of the respective leases, including the first renewal period (generally five to ten years). Normal repair and maintenance costs are expensed as incurred.

 Development and Franchise Fees

  Development fees paid by the Company to PJI for the right to open a certain number of restaurants in a geographic area are deferred and amortized to expense on a pro rata basis as each restaurant is opened. Franchise

                            OHIO PIZZA DELIVERY CO.

fees are generally paid when each restaurant is opened and are deferred and amortized. Deferred development and franchise fees are amortized over a 20 year period using the straight-line method beginning with the opening of each restaurant.

 Advertising and Related Costs

  Advertising and related costs include restaurant activities such as mail coupons, doorhangers, promotional items, and required contributions to PJI's production fund (0.50% to 0.75% of restaurant sales) and contributions required by the franchisor to local market cooperative advertising funds (2% of sales). Such amounts are expensed as incurred and were approximately $397,000 in 1995, $516,000 in 1996, and are included in other operating expenses in the statements of income.

 Stock-Based Compensation

  The Company follows the provisions of Accounting Principles Board Opinion
(APB) No. 25 for its stock-based compensation awards.

 Income Taxes

  From November 1991 (inception) through December 25, 1994, the Company was taxable as a regular C corporation. Effective December 26, 1994, the Company elected to be taxed under Subchapter S of the Internal Revenue Code. As a result of the election, federal and state income taxes on the net income of the Company are payable personally by the stockholders. The statements of income include a provision for local income taxes for 1995 and 1996.

 Pre-Opening Costs

  Pre-opening costs, which represent certain expenses incurred before a restaurant opens, are expensed as incurred.

 Accounting Changes

  Effective December 25, 1995, the Company adopted Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of FAS 121 had no impact on the Company.

3. NET PROPERTY AND EQUIPMENT

  Net property and equipment consists of the following:

                                                       DECEMBER 24, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Leasehold improvements..........................  $  471,856   $  522,407
      Restaurant equipment............................     555,299      550,986
                                                        ----------   ----------
                                                         1,027,155    1,073,393
      Less accumulated depreciation...................    (265,929)    (381,057)
                                                        ----------   ----------
      Net property and equipment......................  $  761,226   $  692,336
                                                        ==========   ==========

4. ACCRUED EXPENSES

  Accrued expenses consists of the following:

                                                       DECEMBER 24, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Salaries and wages..............................   $ 60,368     $ 63,613
      Advertising and royalties.......................     59,516       85,361
      Other...........................................     38,857       45,313
                                                         --------     --------
                                                         $158,741     $194,287
                                                         ========     ========

                            OHIO PIZZA DELIVERY CO.

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)
5. NOTE PAYABLE TO BANK

  Note payable to bank consisted of a promissary note with interest rates of 9.0% and 8.75% in 1995 and 1996, respectively, and was retired in January 1997. The promissary note was secured by equipment and Company common stock. The interest payments on the notes payable were approximately $2,700 and $9,300 in 1995 and 1996, respectively.

6. RELATED PARTY TRANSACTIONS

  Under the terms of area development agreements between the Company and PJI, the Company paid development fees ranging from $350 to $3,500 per restaurant. Franchise fees ranging from $1,150 to $15,000 have been paid as each new restaurant was opened. Royalties in the amount of 4% of restaurant sales are paid monthly to PJI, and a monthly contribution of 0.50% to 0.75% of sales is paid to the Marketing fund of PJI. The Company is required to buy certain proprietary food products from PJI's commissary subsidiary and have elected to buy substantially all other food products, supplies, marketing materials and equipment from PJI or its subsidiaries.

  The Company's franchise and development agreements with PJI contain certain requirements regarding the number of units to be opened in the future. The Company has fulfilled its development agreement with PJI. The franchise agreements also provide PJI with significant rights regarding the business and operations of the Company.

7. LEASES

  The Company leases office and retail space under operating leases with terms generally ranging from three to five years and providing for at least one renewal. Certain leases further provide that the lease payments may be increased annually based on the Consumer Price Index. Future minimum lease payments are as follows:

           1997..................................... $169,064
           1998.....................................  152,529
           1999.....................................  136,528
           2000.....................................   80,032
           2001.....................................   39,321
           Thereafter...............................    9,723
                                                     --------
                                                     $587,197
                                                     ========

  Rent expense was approximately $110,000 in 1995, and $142,000 in 1996.

8. STOCK OPTION

  In March, 1995, an employee who is the Operations Director was granted an option to purchase 5 shares of the Company stock at an exercise price of $16,500 per share. No compensation expense was recorded as the option was issued at fair market value as determined by an independent appraisal. The employee has not exercised the option to acquire Company stock.

9. SHAREHOLDERS AGREEMENT

  In April 1992, the shareholders of the Company entered into an agreement whereby among other things, the transfer or sale of the Company's common stock was required to be first offered to the Company. Upon the death of a shareholder, the Company was required to purchase the stock at fair market value. As a result of this requirement, the Company obtained officers life insurance for two of their shareholders, who owned 80% of the common stock.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PJ America, Inc.

  We have audited the accompanying supplemental consolidated balance sheets of PJ America, Inc. and Subsidiaries (formed as a result of the consolidation of PJ America, Inc. and Subsidiary and Ohio Pizza Delivery Co.) as of December 31, 1995 and December 29, 1996, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 1995 and December 29, 1996. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the supplemental consolidated financial position of PJ America, Inc. and Subsidiaries, at December 31, 1995 and December 29, 1996, and the consolidated supplemental results of their operations and their cash flows for the years ended December 31, 1995 and December 29, 1996, after giving retroactive effect to the merger of Ohio Pizza Delivery Co., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Birmingham, Alabama
June 17, 1997

                       PJ AMERICA, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 31,  DECEMBER    MARCH 30,
                                               1995      29, 1996      1997
                                           ------------ ----------- -----------
                                                                    (UNAUDITED)
                  ASSETS
                  ------
Current assets:
  Cash and cash equivalents...............  $  506,742  $ 4,075,913 $ 4,328,264
  Accounts receivable.....................      26,307       27,515      43,788
  Inventories.............................      92,186      228,734     257,077
  Advances to related parties.............     132,725      119,773      97,150
  Prepaid expenses and other..............      23,492      220,967     149,495
  Investments.............................         --    12,057,972  12,286,300
  Deferred income taxes...................         --       104,203     104,203
                                            ----------  ----------- -----------
    Total current assets..................     781,452   16,835,077  17,266,277
Net property and equipment................   2,582,054    5,936,386   6,637,151
Deferred franchise and development costs,
 net of accumulated amortization of
 $19,496 in 1995, $96,153 in 1996 and
 $109,091 in 1997.........................     264,428      758,368     790,431
Other assets..............................         --        83,689      85,389
                                            ----------  ----------- -----------
    Total assets..........................  $3,627,934  $23,613,520 $24,779,248
                                            ==========  =========== ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
  Accounts payable........................  $  169,358  $   188,989 $   172,750
  Accrued expenses........................     502,397    1,765,512   2,210,960
  Current maturities of bank debt.........     153,887       70,000         --
  Notes payable to stockholders...........     742,846          --          --
                                            ----------  ----------- -----------
    Total current liabilities.............   1,568,488    2,024,501   2,383,710
Note payable to bank, less current
 maturities...............................     174,138          --          --
Deferred income taxes.....................         --        71,180      71,180
Stockholders' equity:
  Preferred stock ($1.00 par value per
   share; authorized 1,000,000 shares, no
   shares issued and outstanding).........         --           --          --
  Common stock ($.01 par value per share;
   authorized 20,000,000 shares; issued
   and outstanding shares of 1,209.5 in
   1995 and 5,033,084 in 1996 and 1997)...       3,085       50,331      50,331
  Additional paid-in capital..............     446,360   20,028,730  20,028,730
  Retained earnings.......................   1,435,863    1,438,778   2,245,297
                                            ----------  ----------- -----------
    Total stockholders' equity............   1,885,308   21,517,839  22,324,358
                                            ----------  ----------- -----------
    Total liabilities and stockholders'
     equity...............................  $3,627,934  $23,613,520 $24,779,248
                                            ==========  =========== ===========

                            (See accompanying notes)

                       PJ AMERICA, INC. AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                FOR THE YEARS ENDED      THREE MONTHS ENDED
                              ------------------------ ------------------------
                               DECEMBER     DECEMBER    MARCH 29,    MARCH 30,
                               31, 1995     29, 1996      1996         1997
                              -----------  ----------- -----------  -----------
                                                       (UNAUDITED)  (UNAUDITED)
Restaurant sales............  $16,743,976  $24,549,654 $4,914,872   $10,605,768
Restaurant operating
 expenses:
  Cost of sales.............    5,630,462    8,064,103  1,646,559     3,372,639
  Salaries and benefits.....    4,157,790    6,112,298  1,226,104     2,715,642
  Other operating expenses..    3,819,227    5,833,093  1,121,581     2,480,079
  Depreciation and
   amortization.............      393,435      627,317    121,811       292,554
                              -----------  ----------- ----------   -----------
                               14,000,914   20,636,811  4,116,055     8,860,914
                              -----------  ----------- ----------   -----------
Restaurant operating income.    2,743,062    3,912,843    798,817     1,744,854
General and administrative
 expenses...................      887,409    1,402,318    278,101       564,477
                              -----------  ----------- ----------   -----------
Operating income............    1,855,653    2,510,525    520,716     1,180,377
Other (expense) income......      (77,271)      10,580    (17,382)      155,428
                              -----------  ----------- ----------   -----------
Income before income taxes..    1,778,382    2,521,105    503,334     1,335,805
Income tax expense..........        9,213      250,304      6,165       414,286
                              -----------  ----------- ----------   -----------
Net income..................  $ 1,769,169  $ 2,270,801 $  497,169   $   921,519
                              ===========  =========== ==========   ===========
Pro forma income data
 (unaudited) (Note 5)
Historical income before
 income taxes...............  $ 1,778,382  $ 2,521,105 $  503,334   $ 1,335,805
Pro forma income tax
 expense....................      683,739      940,748    194,149       490,827
                              -----------  ----------- ----------   -----------
Pro forma net income........  $ 1,094,643  $ 1,580,357 $  309,185   $   844,978
                              ===========  =========== ==========   ===========
Pro forma net income per
 share......................  $      0.52  $      0.61 $     0.15   $      0.16
                              ===========  =========== ==========   ===========
Weighted average shares
 outstanding................    2,120,044    2,609,765  2,087,175     5,191,371
                              ===========  =========== ==========   ===========



                            (See accompanying notes)

                       PJ AMERICA, INC. AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON STOCK
                          ------------------- ADDITIONAL                    TOTAL
                            SHARES              PAID-IN     RETAINED    STOCKHOLDERS'
                            ISSUED    AMOUNT    CAPITAL     EARNINGS       EQUITY
                          ----------- ------- -----------  -----------  -------------
Balance, December 25,
 1994, as previously
 stated.................        109.5 $ 2,085 $   446,260  $   546,639   $   994,984
  Merger with Ohio Pizza
   Delivery.............          100     --          100      473,540       473,640
                          ----------- ------- -----------  -----------   -----------
Balance, December 25,
 1994, as restated......        209.5   2,085     446,360    1,020,179     1,468,624
  Net income............          --      --          --     1,769,169     1,769,169
  S corporation
   distributions........          --      --          --    (1,353,485)   (1,353,485)
  Incorporation of Twice
   the Cheese...........        1,000   1,000         --           --          1,000
                          ----------- ------- -----------  -----------   -----------
Balance, December 31,
 1995...................      1,209.5   3,085     446,360    1,435,863     1,885,308
  Net income............          --      --          --     2,270,801     2,270,801
  S corporation
   distributions........          --      --          --    (4,100,063)   (4,100,063)
  Stock splits and
   changes in par value
   and authorized
   shares...............  1,768,890.5  14,615     (14,615)         --            --
  Change in par value
   applicable to the
   merger with Ohio
   Pizza Delivery.......      277,984   2,781      (2,781)         --            --
  Issuance of common
   stock
   (net of issuance
   costs)...............    1,755,000  17,550  19,224,691          --     19,242,241
  Acquisition of
   Virginia group.......    1,230,000  12,300     290,700    1,832,177     2,135,177
  Issuance of warrant to
   PJI..................          --      --       84,375          --         84,375
                          ----------- ------- -----------  -----------   -----------
Balance, December 29,
 1996...................    5,033,084  50,331  20,028,730    1,438,778    21,517,839
Unaudited:
  Net income............          --      --          --       921,519       921,519
  S corporation
   distributions........          --      --          --      (115,000)     (115,000)
                          ----------- ------- -----------  -----------   -----------
Balance, March 30, 1997.    5,033,084 $50,331 $20,028,730   $2,245,297   $22,324,358
                          =========== ======= ===========  ===========   ===========



                            (See accompanying notes)

                       PJ AMERICA, INC. AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                               FOR THE YEARS ENDED        THREE MONTHS ENDED
                             -------------------------  -----------------------
                             DECEMBER 31,   DECEMBER     MARCH 29,   MARCH 30,
                                 1995       29, 1996       1996        1997
                             ------------  -----------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES:
Net income.................  $ 1,769,169   $ 2,270,801   $497,169   $  921,519
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation and
   amortization............      393,435       627,317    121,811      292,554
  Deferred income taxes....          --        (33,023)       --           --
  Changes in operating
   assets and liabilities:
    Accounts receivable....       (5,715)       54,776     (8,050)     (16,273)
    Inventories............       (5,719)      (68,886)   (21,794)     (28,343)
    Advances to related
     parties...............     (132,725)       28,693     (4,036)      22,623
    Prepaid expenses and
     other.................      (12,895)       46,860    (32,094)      71,472
    Accounts payable.......      154,202      (143,489)  (106,836)     (16,239)
    Accrued expenses.......     (146,231)      878,881     (1,968)      43,029
    Income taxes payable...          --            --         --       402,418
Other assets...............          --         (5,737)    73,276       (1,700)
Deferred franchise and
 development costs.........     (119,047)     (105,000)   (15,000)     (45,000)
                             -----------   -----------   --------   ----------
Net cash provided by
 operating activities......    1,894,474     3,551,193    502,478    1,646,060
INVESTING ACTIVITIES:
Purchases of property and
 equipment.................   (1,078,544)   (1,280,012)  (164,055)    (980,381)
Purchases of investments...          --    (12,057,972)       --      (228,328)
Purchase of Virginia Group,
 net of cash acquired......          --        985,170        --           --
Other......................       44,476        82,485        --           --
                             -----------   -----------   --------   ----------
Net cash used in investing
 activities................   (1,034,068)  (12,270,329)  (164,055)  (1,208,709)
FINANCING ACTIVITIES:
Proceeds from bank
 borrowings................      450,000     1,065,000    120,000          --
Proceeds from issuance of
 common stock..............          --     19,242,241        --           --
Payments on bank
 borrowings................     (126,975)   (2,423,025)   (35,871)     (70,000)
Issuance of (payments on)
 stockholder notes.........      253,896    (1,495,846)   (10,803)         --
Distributions paid.........   (1,353,485)   (4,100,063)  (102,918)    (115,000)
Capital contributions......        1,000           --         --           --
                             -----------   -----------   --------   ----------
Net cash provided (used) by
 financing activities......     (775,564)   12,288,307    (29,592)    (185,000)
                             -----------   -----------   --------   ----------
Net increase in cash and
 cash equivalents..........       84,842     3,569,171    308,831      252,351
Cash and cash equivalents
 at beginning of period....      421,900       506,742    506,742    4,075,913
                             -----------   -----------   --------   ----------
Cash and cash equivalents
 at end of period..........  $   506,742   $ 4,075,913   $815,573   $4,328,264
                             ===========   ===========   ========   ==========

                            (See accompanying notes)

                       PJ AMERICA, INC. AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1.BASIS OF PRESENTATION, DESCRIPTION OF BUSINESS AND REORGANIZATION

 Basis of Presentation

  The accompanying supplemental consolidated financial statements include the accounts of PJ America, Inc. and its wholly-owned subsidiaries, PJ Cheese, Inc. and Ohio Pizza Delivery Co. (the "Company"). All significant inter-company transactions between the consolidated companies have been eliminated. Prior to the Company's initial public offering (the "Offering") and reorganization, the Company's financial statements represented the combined financial position, results of operations and cash flows of Extra Cheese, Inc. (Extra Cheese), Textra Cheese Corp. (Textra) and Twice the Cheese, Inc. (Twice), collectively referred to herein as the "Alabama Group." Those financial statements excluded the combined financial position of PJVA, Inc. and PJV, Inc., collectively referred to as the "Virginia Group" prior to their acquisition on October 30, 1996 (See Note 6). These supplemental consolidated financial statements have been restated to give retroactive effect to the merger with Ohio Pizza Delivery Co. (OPD), on June 5, 1997, in a transaction accounted for as a pooling of interests as if the merger had occurred at the beginning of fiscal 1995. (See Note 4). These supplemental consolidated financial statements will become the historical financial statements of the Company when financial results for the quarter ended June 29, 1997 are issued.

  The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 28, 1997.

  Extra Cheese, Textra, and Twice operated as S corporations through October 30, 1996, when their S corporation elections were terminated. As a result, they were not subject to federal or state income tax before October 30, 1996.

  OPD operated as an S corporation from January 1, 1995 through June 5, 1997, when its S corporation election was terminated. As a result, OPD was not subject to federal or state income taxes before June 5, 1997. However, OPD was subject to local income taxes.

  Pro forma information for the years ended December 31, 1995 and December 29, 1996 have been presented as if the Alabama Group and OPD had been treated as C corporations rather than S corporations, with assumed effective income tax rates of 36.5% and 41%, respectively.

  Results of operations for the year ended December 25, 1994 have not been restated and have not been included herein. It is not practical to restate such results since the financial statements of OPD were not required to be audited under Rule 3-05 of Regulation S-X and because the Company does not currently have complete access to all prior accounting records of OPD.

 Description of Business

  The Company operates pizza delivery and carry-out restaurants under the trademark "Papa John's" in Birmingham, Alabama and the surrounding area; Norfolk, Richmond, and Virginia Beach, Virginia and surrounding areas; East Texas, and Akron, Ohio and the surrounding area. At December 29, 1996, the Company operated 54 restaurants. In addition to the areas the Company currently has restaurants, the Company also holds franchise and development rights for Ventura, Kern, San Luis Obispo and Santa Barbara counties in California; Vancouver, Canada and the surrounding area; and Puerto Rico.

 Reorganization

  The Company was formed in August, 1996 to succeed to the businesses of five Papa John's International, Inc. (PJI) franchisees. Extra Cheese entered into an Agreement dated June 10, 1996, as amended on July 10, 1996, and a Plan of Merger with Twice, Textra, PJVA, Inc. and PJV, Inc., pursuant to which all such corporations agreed to be merged into PJ Cheese, Inc. (PJ Cheese), a wholly-owned subsidiary of Extra Cheese,

                       PJ AMERICA, INC. AND SUBSIDIARIES
in exchange for shares of common stock of Extra Cheese. On October 30, 1996, concurrent with the completion of the Offering (i) all such corporations merged into PJ Cheese; (ii) Extra Cheese contributed to PJ Cheese all of the assets of Extra Cheese relating to its restaurants, with PJ Cheese assuming all of Extra Cheese's liabilities relating thereto; and (iii) Extra Cheese merged into the Company with the stockholders of Extra Cheese receiving an aggregate of 3,000,000 shares of common stock of the Company (the "Reorganization"). Accordingly, the Company is the parent of PJ Cheese, and PJ Cheese owns all of the Papa John's restaurants which were owned by Extra Cheese, Textra, Twice, PJVA, Inc. and PJV, Inc. (collectively, the "Predecessor Companies").

  The Reorganization was an exchange of non-monetary assets by stockholders and has been accounted for at historical cost.

2. SIGNIFICANT ACCOUNTING POLICIES

 Fiscal Year

  The Company's fiscal year ends on the last Sunday in December of each year. The 1996 fiscal year consisted of 52 weeks. The 1995 fiscal year consisted of 53 weeks.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Cash Equivalents

  Cash equivalents consist of highly liquid investments with a maturity of three months or less at date of purchase. These investments are carried at cost, which approximates fair value.

 Inventories

  Inventories consist of food product, paper goods and supplies and are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market. Virtually all of the Company's food products and supplies are purchased from PJI.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for restaurant and other equipment, and up to 20 years for buildings and improvements. Leasehold improvements are amortized over the terms of the respective leases, including the first renewal period (generally five to ten years). Normal repair and maintenance costs are expensed as incurred.

 Investments

  The Company determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. All investment securities held by the Company have been classified as held-to-maturity. Held-to-maturity investment securities are stated at amortized cost with any amortization of premiums and accretion of discounts included in interest income.

 Development and Franchise Fees

  Development fees paid by the Company to PJI for the right to open a certain number of restaurants in a geographic area are deferred and amortized to expense on a pro rata basis as each restaurant is opened. Franchise

                       PJ AMERICA, INC. AND SUBSIDIARIES
fees are generally paid when each restaurant is opened and are deferred and amortized. Deferred development and franchise fees are amortized over a 20 year period using the straight-line method beginning with the opening of each restaurant.

 Advertising and Related Costs

  Advertising and related costs include restaurant activities such as mail coupons, doorhangers, promotional items, and required contributions to PJI's production fund (0.50% to 0.75% of restaurant sales). Such amounts are expensed as incurred and were approximately $980,000 in 1995 and $1.5 million in 1996, and are included in other operating expenses in the consolidated statements of income.

 Stock-Based Compensation

  The Company follows the provisions of Accounting Principles Board Opinion
(APB) No. 25 for its stock-based compensation awards (see Note 14).

 Income Taxes

  On October 29, 1996, the Predecessor Companies of PJ America, Inc. terminated their status as S corporations and the Company became subject to federal and state income taxes. Concurrently, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and accordingly, there was no cumulative effect of adopting SFAS No. 109, and prior year financial statements were not restated. In accordance with the provisions of SFAS No. 109, deferred income taxes reflect the temporary tax consequences on future years of differences between the tax and financial statement basis of assets and liabilities.

  On June 5, 1997, OPD terminated its status as an S corporation and became subject to federal and state income taxes. Temporary differences between the tax and financial statement basis of assets and liabilities are immaterial. The supplemental consolidated statements of income include a provision for local income taxes for 1995 and 1996.

 Pre-Opening Costs

  Pre-opening costs, which represent certain expenses incurred before a restaurant opens, are expensed as incurred.

 Net Income Per Share

  Net income per share information is not presented because such data is not meaningful (See Notes 5 and 6).

 Accounting Changes

  Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of." The adoption of SFAS 121 had no impact on the Company.

3. INITIAL PUBLIC OFFERING

  The Company completed the offering of its common stock on October 30, 1996, pursuant to which the Company sold 1,755,000 shares of its common stock, including 135,000 shares exercised to cover underwriter over-allotments, at an initial public offering price of $12.50 per share. Net proceeds from the Offering (after deducting the underwriting discount of $1.5 million and expenses of $1.2 million) were $19.2 million. Such proceeds were partially used to fully retire the outstanding balance owed to banks and shareholders, pay S corporation distributions, and for general corporate purposes.

                       PJ AMERICA, INC. AND SUBSIDIARIES

4. MERGER WITH OHIO PIZZA DELIVERY CO.

  On June 5, 1997, a subsidiary of PJ America, Inc. merged with OPD based in Akron, Ohio. Pursuant to the Agreement and Plan of Merger, dated as of May 30, 1997, PJAM Acquisition Subsidiary was merged into OPD, with OPD surviving the merger as a wholly owned subsidiary of PJ America, Inc.

  Pursuant to a fixed formula price, the OPD shareholders received approximately 278,000 shares of the Company's common stock in exchange for 100% of the common stock of OPD. The total value of the transaction was approximately $4.6 million, based upon the conversion value of $16.50 per common share agreed upon on May 20, 1997. The number of shares of common stock issued in the merger is subject to adjustment based upon the actual stockholders' equity of OPD as shown on the closing balance sheet. Any such adjustment is not expected to be material.

  The transaction is intended to be treated for accounting purposes as a "pooling of interests", and as such, the historical financial statements of PJ America, Inc. for 1995 and 1996 have been restated to include the results of operations of OPD.

5. PRO FORMA INFORMATION (UNAUDITED)

  The Company terminated its status as an S corporation on October 29, 1996 (June 5, 1997 for OPD). Pro forma income taxes have been presented to reflect a provision for federal, state, and local income taxes at an assumed effective rate of 36.5% (41.0% for OPD).

  Pro forma net income per share is based on the weighted averaged number of shares of common stock and common stock equivalents outstanding during the period. The pro forma net income per share amounts were calculated assuming issuance of the number of shares of common stock in the Offering necessary to generate sufficient proceeds to fund the payment of the Company's undistributed S corporation earnings. A summary of the components of the weighted average shares of common stock and equivalents outstanding during the periods indicated is as follows:

                                                          THREE MONTHS ENDED
                                                        -----------------------
                                                         MARCH 29,   MARCH 30,
                                      1995      1996       1996        1997
                                    --------- --------- ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
   Total number of common shares
    outstanding throughout the
    period......................... 2,048,084 2,048,084  2,048,084   5,033,084
   Weighted average number of
    common shares issued in
    connection with the Offering...       --    492,116        --          --
   Shares issuable upon net
    exercise of outstanding stock
    options........................       --     26,498        --      126,687
   Adjustment to reflect shares
    issued to pay S corporation
    distributions..................    71,960    43,067     39,091      31,600
                                    --------- ---------  ---------   ---------
   Total weighted average shares
    and equivalents outstanding.... 2,120,044 2,609,765  2,087,175   5,191,371
                                    ========= =========  =========   =========

6. ACQUISITION OF VIRGINIA GROUP--PRO FORMA INFORMATION (UNAUDITED)

  Concurrent with the Reorganization, the Company acquired PJVA, Inc. and PJV, Inc. (See Note 1). The acquisition was accounted for at historical cost, with the shareholders of PJVA, Inc. and PJV, Inc. receiving an aggregate of 1,230,000 shares of common stock of the Company.

                       PJ AMERICA, INC. AND SUBSIDIARIES

  The following represents the unaudited pro forma results of operations for the years ended December 31, 1995 and December 29, 1996 as if the Reorganization and OPD merger had occurred at the beginning of the Company's fiscal year. Pro forma net income reflects an assumed corporate income tax rate of 36.5% for the Company, and 41.0% for OPD.

                                                           1995        1996
                                                        ----------- -----------
      Restaurant sales................................. $29,386,133 $37,968,295
      Restaurant operating expenses:
        Cost of sales..................................   9,946,330  12,643,111
        Salaries and benefits..........................   7,306,171   9,329,512
        Other operating expenses.......................   7,169,552   9,379,391
        Depreciation and amortization..................     775,192   1,067,302
                                                        ----------- -----------
                                                         25,197,245  32,419,316
                                                        ----------- -----------
      Restaurant operating income......................   4,188,888   5,548,979
      General and administrative expenses..............   1,372,980   2,019,839
                                                        ----------- -----------
      Operating income.................................   2,815,908   3,529,140
      Other expense, net...............................     233,133     124,520
                                                        ----------- -----------
      Income before income taxes.......................   2,582,775   3,404,620
      Pro forma income tax expense.....................     977,342   1,261,549
                                                        ----------- -----------
      Pro forma net income............................. $ 1,605,433   2,143,071
                                                        =========== ===========
      Pro forma net income per share................... $      0.47 $      0.57
                                                        =========== ===========
      Weighted average shares outstanding..............   3,435,183   3,749,994
                                                        =========== ===========

  The pro forma information is not indicative of the results of operations that actually would have been obtained if the transactions had occurred at the beginning of the Company's fiscal year. Additionally, the pro forma information is not intended to be a projection of future results.

7. INVESTMENTS

  A summary of the Company's held-to-maturity securities as of December 29, 1996 follows:

                                               GROSS      GROSS
                                             UNREALIZED UNREALIZED
                                  AMORTIZED   HOLDING    HOLDING    ESTIMATED
                                    COST       GAINS      LOSSES   FAIR VALUE
                                 ----------- ---------- ---------- -----------
      U.S. Government
       securities............... $ 8,980,113   $  --     $(1,849)  $ 8,978,264
      Municipal bonds...........   3,077,859    2,686       (665)    3,079,880
                                 -----------   ------    -------   -----------
        Total................... $12,057,972   $2,686    $(2,514)  $12,058,144
                                 ===========   ======    =======   ===========

  All investment securities have a contractual maturity of one year or less.

                       PJ AMERICA, INC. AND SUBSIDIARIES

8. NET PROPERTY AND EQUIPMENT

  Net property and equipment consists of the following:

                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
      Land...........................................  $  114,079  $   114,079
      Building and improvements......................     567,794    1,235,075
      Leasehold improvements.........................     739,122    2,770,004
      Restaurant equipment...........................   1,719,158    4,227,958
      Other..........................................     246,138       31,465
                                                       ----------  -----------
                                                        3,386,291    8,378,581
      Less accumulated depreciation..................    (804,237)  (2,442,195)
                                                       ----------  -----------
      Net property and equipment.....................  $2,582,054  $ 5,936,386
                                                       ==========  ===========

9. ACCRUED EXPENSES

  Accrued expenses consists of the following:

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Salaries and wages..............................   $140,347    $  440,105
      Taxes, other than income........................     93,585       260,503
      Advertising and royalties.......................    115,109       265,276
      Reserve for relocation..........................        --        116,002
      Accrued Offering expenses.......................        --        276,256
      Other...........................................    153,356       407,370
                                                         --------    ----------
                                                         $502,397    $1,765,512
                                                         ========    ==========


10.NOTES PAYABLE TO BANK

  Notes payable to bank consists of the following:

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Note payable to bank............................  $ 328,025     $ 70,000
      Less current maturities of bank debt............   (153,887)     (70,000)
                                                        ---------     --------
                                                        $ 174,138     $    --
                                                        =========     ========

  Notes payable to bank bears interest at rates between 8.9% and 9.0% in 1995 and 8.0% and 8.75% in 1996, respectively. PJ America, Inc. notes payable were retired during 1996 with proceeds from the Offering. OPD's note was retired in January, 1997. The interest payments on the notes payable were approximately $39,000 and $16,000 in 1995 and 1996, respectively.

11. INCOME TAXES

  Concurrent with the Reorganization on October 30, 1996, the Predecessor Companies (See Note 1) terminated their status as S corporations. Accordingly, the Company is now subject to federal and state income taxes. At the date of termination of S corporation status, the Company recorded a net deferred tax asset and corresponding credit to income tax expense for cumulative temporary differences between the tax basis and the

                       PJ AMERICA, INC. AND SUBSIDIARIES
reported amounts of the Company's assets and liabilities in the consolidated financial statements. These differences consisted primarily of deferred expenses and accumulated depreciation on property and equipment. At the date of termination of S corporation status, the net differences equaled approximately $109,000, resulting in a net deferred tax asset and corresponding credit to income tax expense of approximately $40,000.

  Additionally, in connection with the termination of the Predecessor Companies' S corporation status, distributions were made to their stockholders of approximately $2.0 million, representing substantially all undistributed S corporation earnings (as determined for tax reporting purposes) at the time of termination. Prior to the termination of the Company's S corporation status, distributions paid to stockholders in 1996 were approximately $1.4 million.

  A summary of income tax expense is as follows:

                                  1995    1996
                                 ------ --------
      Current
        Federal................. $  --  $241,340
        State and local.........  9,213   41,987
      Deferred (federal and
       state)...................    --     6,934
      Deferred tax credit
       resulting from change in
       tax status...............    --   (39,957)
                                 ------ --------
      Income tax expense........ $9,213 $250,304
                                 ====== ========

  Concurrent with the acquisition of OPD (See Note 4), OPD terminated their status as an S corporation on June 5, 1997. OPD was previously only subject to local income taxes. The differences between OPD's tax basis and financial reporting basis was immaterial.

  Net deferred tax assets are comprised of the following at December 29, 1996:

      Deferred tax assets--miscellaneous reserves and accruals........ $104,203
      Deferred tax liabilities--accelerated depreciation..............   71,180
                                                                       --------
      Net deferred tax assets......................................... $ 33,023
                                                                       ========

  The reconciliation of income tax computed at the U.S. federal statutory rate to income tax expense for the year ended December 29, 1996 is as follows:

      Income tax expense at U.S. federal statutory rate (attributable to income before income taxes from operations for the period while taxed October 30, 1996 through December 29, 1996) ......  $264,408
      State and local income taxes--net..............................    35,151
      Tax exempt interest income.....................................    (9,978)
      Deferred tax credit resulting from change in tax status........   (39,957)
      Other..........................................................       680
                                                                       --------
      Income tax expense.............................................  $250,304
                                                                       ========

  Income tax payments amounted to $245,000 and $10,000 in 1996 and 1995, respectively.

12. RELATED PARTY TRANSACTIONS

 Franchisor

  Under the terms of area development agreements between the Company and PJI, the Company paid development fees ranging from $350 to $5,000 per restaurant. Franchise fees ranging from $1,150 to $15,000 have been paid as each new restaurant was opened. Royalties in the amount of 4% of restaurant sales are paid

                       PJ AMERICA, INC. AND SUBSIDIARIES
monthly to PJI, and a monthly contribution of 0.50% to 0.75% of sales is paid to the Marketing fund of PJI. The Company is required to buy certain proprietary food products from PJI's commissary subsidiary and have elected to buy substantially all other food products, supplies, marketing materials and equipment from PJI or its subsidiaries.

  The Company's franchise and development agreements with PJI contain certain requirements regarding the number of units to be opened in the future. Should the Company fail to comply with the required development schedule or with the requirements of the agreements for restaurants within areas covered by the development agreements, PJI has the right to terminate the exclusive nature of the Company franchises. The franchise agreements also provide PJI with significant rights regarding the business and operations of the Company.

  In connection with the Company's Offering, the Company issued a warrant to PJ USA (a subsidiary of PJI) to purchase 225,000 shares of common stock at $11.25 per share. The warrant was issued in consideration for, among other things, the rights to enter into development agreements for certain counties in California; Vancouver, Canada and the surrounding area; and Puerto Rico. The Company expects to pay all standard development and franchise fees in connection with operating restaurants in these territories. The warrant is exercisable in whole or in part at any time until October 30, 2001. The portion of the warrant discount attributable to the granting of the various development rights, approximately $84,000, has been capitalized into deferred franchise and development costs.

 Affiliate Markets

  Certain officers and directors of the Company own equity interests in other entities that franchise Papa John's restaurants. The Company also provides management and operational supervision services to three related entities; PJ Utah, LLC, PJ Louisiana, Inc., and PJ Iowa, LLC. Currently, the Company receives monthly management fees of $20,000 from PJ Utah, $5,000 from PJ Louisiana, and $5,000 from PJ Iowa. During 1996, the Company received $100,000 from PJ Utah, $20,000 from PJ Louisiana, and $10,000 from PJ Iowa. Management fee income is netted against general and administrative expenses in the consolidated statements of income.

  PJ Utah, LLC holds the development and franchise rights for Papa John's restaurants in Utah. The Company and PJ Utah, LLC have entered into an option agreement granting the Company the option to acquire for cash the operations and development rights for the franchised Papa John's restaurants in Utah. The option is exercisable at any time during 1998, but expires December 31, 1998. The purchase price of the option is equal to the aggregate amount invested in the Papa John's restaurants, operations (including operating losses, if any) and related matters in Utah by PJ Utah, LLC, including interest paid to a third party and/or its members on any loans, an imputed yield on all equity invested in PJ Utah, LLC equal to the "prime rate," as published in The Wall Street Journal, plus $10,000 for each store that is open at the time the option is exercised. The Company expects, but is not obligated, to exercise such option in 1998.

  The Company has obtained a right of first refusal to acquire franchise and development rights for PJ Louisiana, Inc. and PJ Iowa, L.C. However, there is no agreement or understanding between the Company and these entities or stockholders to acquire such entities or their assets.

 Stockholders

  Notes payable to stockholders were due on demand and carried interest at 7.0%. The notes payable were fully paid at the closing of the Offering. Interest expense related to these notes was approximately $47,000 in 1995 and $39,000 in 1996. Interest payments were approximately $4,000 in 1995 and $98,000 in 1996.

                       PJ AMERICA, INC. AND SUBSIDIARIES

  In connection with the Company's Offering, certain officers, directors and former employees received approximately $250,000 for consulting services provided to the Company with respect to the structuring, organization and implementation of the Offering.

13. LEASES

  The Company leases office and retail space under operating leases with terms generally ranging from three to five years and providing for at least one renewal. Certain leases further provide that the lease payments may be increased annually based on the Consumer Price Index. Future minimum lease payments are as follows:

           1997................................... $  681,224
           1998...................................    611,914
           1999...................................    443,738
           2000...................................    294,537
           2001...................................    140,367
           Thereafter.............................     53,761
                                                   ----------
                                                   $2,225,541
                                                   ==========

  Rent expense was approximately $260,000 in 1995 and $413,000 in 1996.

14. STOCK OPTIONS

  In August, 1996, the Company adopted the 1996 Stock Ownership Incentive Plan (the "1996 Plan") and a Non-Employee Directors 1996 Stock Incentive Plan (the "Director's Plan"). The 1996 Plan reserves 600,000 shares of common stock for future issuance, for either stock options, performance units, or restricted stock (which is limited to 120,000 of the total 600,000 shares reserved). All options granted pursuant to the 1996 Plan must have an exercise price equal to at least 100% of the fair market value of the underlying shares on the date of grant, and incentive stock options granted to any employee owning more than 10.0% of the combined voting power of all classes of stock must be granted at an exercise price at least equal to 110 % of such fair market value. A compensation committee established by the Board of Directors selects employees to receive awards under the 1996 Plan and determines terms, conditions, and limitations applicable to each award. On October 24, 1996, the Company granted 266,500 stock options under the 1996 Plan, which had an exercise price of $12.50, the market price of the Company's stock on the date of grant. Options granted to date under the 1996 Plan will become exercisable in four equal annual installments, beginning on the first anniversary of such option's date of grant.

  The Director's Plan reserves 160,000 shares of common stock for future issuance. Each non-employee director received options to purchase 12,000 shares on the initial grant date (the "Initial Grants"). Each new non-employee director will be granted options to purchase 12,000 shares of common stock on the date of his or her election. The Company will thereafter annually issue, beginning on the first anniversary of the initial grant date, to each of the Company's non-employee directors, options to purchase 4,000 shares of common stock. Thereafter, all options will be granted at the fair market value of the common stock on the date of grant. All options granted under the Director's Plan will become exercisable in four equal annual installments, beginning on the first anniversary of such option's date of grant. On October 24, 1996, the Company granted 72,000 stock options under the Director's Plan, which had an exercise price of $12.50, the market price of the Company's common stock at the date of the grant.

  The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the 1996 Plan and the Director's Plan (the "Plans"). Accordingly, no compensation cost has been recognized for its Plans. Had compensation cost for the Company's plans been

                       PJ AMERICA, INC. AND SUBSIDIARIES

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED) determined based on the fair value at the grant date consistent with the method prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income and pro forma earnings per share (as adjusted for pro forma income tax expense--see Note 4) would have been reduced to the pro forma amounts indicated below:

                                                                         1996
                                                                      ----------
      Pro forma net income       As reported........................  $1,580,357
                                 As adjusted for SFAS No. 123.......   1,524,052
      Primary earnings per share As reported........................  $     0.61
                                 As adjusted for SFAS No. 123.......        0.58

  The weighted average fair value of the stock options granted during 1996 was $5.63. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 49.1%, risk-free interest rate of 6.0%, and an expected life of 4 years.

  As of December 29, 1996, 333,500 and 88,000 shares were available for future issuance under the 1996 Plan and Director's Plan, respectively.

  In March, 1995, an employee who is the Operations Director of OPD was granted an option to purchase five shares of OPD at an exercise price of $16,500 per share. No compensation expense was recorded as the option was issued at fair market value as determined by an independent appraisal. The employee has not exercised the option to acquire such stock.

15. SHAREHOLDERS AGREEMENT

  In April 1992, the shareholders of OPD entered into an agreement whereby among other things, the transfer or sale of the OPD's common stock was required to be first offered to OPD. Upon the death of a shareholder, OPD was required to purchase the stock at fair market value. As a result of this requirement, OPD obtained officers life insurance for two of their shareholders, who owned 80% of the common stock. This agreement and the life insurance was terminated on June 5, 1997.

 [Papa John's employee on      PJ AMERICA, INC.       [Papa John's restaurant
      the telephone]                                   Pizza preparation area
                                                          with employees]

 [Portion of "Pizza Papa  [Large Papa John's pizza]      [Portion of Logo]
      John's" Logo]

  [Preparation area with            [Logo]              [Person with pizza]
        employees]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 No dealer, salesperson or other person has been authorized to give any infor-mation or to make any representations other than those contained in this Pro-spectus in connection with this offering and, if given or made, such informa-tion or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders or any Underwriter. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is un-lawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Recent Developments.......................................................   11
Prior S Corporation Status of the Company's Predecessors..................   11
Use of Proceeds...........................................................   11
Dividend Policy...........................................................   12
Price Range of Common Stock...............................................   12
Capitalization............................................................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   16
Business..................................................................   23
Management................................................................   30
Certain Transactions......................................................   36
Principal and Selling Stockholders........................................   40
Description of Capital Stock..............................................   41
Shares Eligible for Future Sale...........................................   43
Underwriting..............................................................   44
Legal Matters.............................................................   45
Experts...................................................................   45
Available Information.....................................................   45
Index to Financial Statements.............................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,200,000 SHARES

                                      LOGO

                                PJ AMERICA, INC.

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                             MONTGOMERY SECURITIES

                               ALEX. BROWN & SONS
                                 incorporated

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated costs and expenses to be borne by the Company in connection with the offering described in the Registration Statement.

      Registration Fee................................................ $  7,110
      Legal Fees and Expenses.........................................  100,000
      Accounting Fees and Expenses....................................   60,000
      Printing and Engraving Expenses.................................  120,000
      Blue Sky Registration Fees and Expenses.........................    3,000
      Transfer Agent's Fees...........................................   10,000
      NASD Filing Fee.................................................    2,846
      Miscellaneous Expenses..........................................   97,044
                                                                       --------
          Total....................................................... $400,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  A. Elimination of Certain Liability. Pursuant to Article IX of the registrant's Certificate of Incorporation ("Article IX"), a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of Section A of Article IX shall not adversely affect any right or protection of a director of the registrant existing at the time of such repeal or modification.

  B. Right to Indemnification. Subject to Section C of Article XI of the registrant's Certificate of Incorporation, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the registrant to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights than said law permitted the registrant to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as in effect from time to time ("ERISA"), penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. The registrant may, by action of its Board of Directors, provide indemnification to other employees or agents of the registrant with the same scope and effect as the indemnification of directors and officers pursuant to Article IX.

  C. Procedure for Indemnification. Any indemnification under Article IX (unless ordered by a court) shall be made by the registrant only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the registrant to provide broader indemnification rights then said law permitted the registrant to provide prior to such amendment). Such determination shall be made: (i) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit or proceeding (the "Disinterested Directors"); or (ii) if such a quorum of Disinterested Directors is not obtainable, or, even if obtainable, a quorum of Disinterested Directors so directs, by independent legal counsel and a written opinion; or (iii) by the stockholders. The majority of Disinterested Directors may, as they deem appropriate, elect to have the registrant indemnify any other employee, agent or other person acting for or on behalf of the registrant.

  D. Advances for Expenses. Costs, charges and expenses (including attorneys' fees) incurred by a director or officer of the registrant, or such other person acting on behalf of the registrant as determined in accordance with Section C of Article IX, in defending a civil or criminal action, suit or proceeding, shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or other person to repay all amounts so advanced in the event that it shall ultimately be determined that such director, officer or other person is not entitled to be indemnified by the registrant as authorized in Article IX or otherwise.

  E. Right of Claimant to Bring Suit. If a claim under Sections B/2 or D/D of
Article IX is not paid in full by the registrant within 30 days after a written claim has been received by the registrant, the claimant may at any time thereafter bring suit against the registrant to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the registrant) that the claimant has not met the standard of conduct which make it permissible under the General Corporation Law of the State of Delaware for the registrant to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the registrant. Neither the failure of the registrant (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standards of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the registrant (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

  F. Other Rights; Continuation of Right to Indemnification. The indemnification and advancement of expenses provided by Article IX shall not be deemed exclusive of any other rights to which a claimant may be entitled under any law (common or statutory) by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to any action in another capacity while holding office or while employed by or acting as agent for the registrant, and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification under Article IX shall be deemed to be a contract between the registrant and each director and officer of the registrant who serves or served in such capacity at any time while Article IX is in effect. Any repeal or modification of Article IX or any repeal or modification of relevant provisions of the General Corporation Law of the State of Delaware or any other applicable law shall not in any way diminish any rights to indemnification of such director, officer or the obligations of the registrant arising hereunder with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of Article IX, references to "the registrant" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article IX of the registrant's Articles of Incorporation, with respect to the resulting or surviving corporation, as such person would if such person had served the resulting or surviving corporation in the same capacity.

  G. Insurance. The registrant may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the registrant or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

  H. Severability. If any provision or provisions of Article IX shall be held to be invalid, illegal or unenforceable for any reason whatsoever (1) the validity, legality and enforceability of the remaining provisions of Article IX (including, without limitation, each portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (2) to the fullest extent possible, the provisions of Article IX of the registrant's Articles of Incorporation (including, without limitation, each such portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On June 5, 1997, 278,084 shares of the Company were issued to the five stockholders of Ohio Pizza Delivery Co. in connection with the acquisition of eight Papa John's restaurants in the Akron, Ohio area. Such shares were not registered under the Securities Act of 1933, as amended, pursuant to the exemption afford by Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Index to and Description of Exhibits

    NUMBER                                   DESCRIPTION
    ------                                   -----------
     1*       Form of Underwriting Agreement.
     3.1      Certificate of Incorporation Exhibit 3.1 to the Company's Registration
              Statement on Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
     3.2      By-laws. Exhibit 3.2 to the Company's Registration Statement on Form S-1
              (Commission File No. 333-11253) is hereby incorporated by reference.
     4        Specimen Common Stock Certificate. Exhibit 4 to the Company's Registration
              Statement on Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
     5*       Opinion of Greenebaum Doll & McDonald PLLC as to the legality of the securities being registered.
    10.1      Form of Registration Rights Agreement. Exhibit 10.1 to the Company's
              Registration Statement on Form S-1 (Commission File No. 333-11253) is
              hereby incorporated by reference.
    10.2      Form of 1996 Stock Ownership Incentive Plan. Exhibit 10.2 to the Company's
              Registration Statement on Form S-1 (Commission File No. 333-11253) is
              hereby incorporated by reference.
    10.3      Form of Non-Employee Directors 1996 Stock Incentive Plan. Exhibit 10.3 to
              the Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.

    NUMBER                                   DESCRIPTION
    ------                                   -----------
    10.4      Agreement relating to the Reorganization. Exhibit 10.4 to the Company's
              Registration Statement on Form S-1 (Commission File No. 333-11253) is
              hereby incorporated by reference.
    10.5      Plan of Merger. Exhibit 10.5 to the Company's Registration Statement on
              Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
    10.6      Indemnification Agreement. Exhibit 10.6 to the Company's Registration
              Statement on Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
    10.7      Escrow Agreement. Exhibit 10.7 to the Company's Registration Statement on
              Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
    10.8      Warrant issued to PJI. Exhibit 10.8 to the Company's Registration
              Statement on Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
    10.9      Agreement between PJI and Extra Cheese, Inc. relating to certain Southern
              California counties; Puerto Rico; Vancouver, Canada; consent for IPO from
              PJI; the issuance of the warrant; and certain other matters. Exhibit 10.9 to the Company's Registration Statement on Form S-1 (Commission File No.
              333-11253) is hereby incorporated by reference.
    10.10     Development Agreement relating to the Utah territory. Exhibit 10.10 to the
              Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.11     Development Agreement relating to the development of an aggregate of ten restaurants in Birmingham, Tuscaloosa and Auburn, Alabama (the "Alabama
              Development Agreement"). Exhibit 10.11 to the Company's Registration
              Statement on Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
    10.11(a)  First Amendment to the Alabama Development Agreement. Exhibit 10.11(a) to
              the Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.11(b)  Second Amendment to the Alabama Development Agreement. Exhibit 10.11(b) to
              the Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.11(c)  Third Amendment to the Alabama Development Agreement. Exhibit 10.11(c) to
              the Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.12     Form of Franchise Agreement relating to the Birmingham, Tuscaloosa and
              Auburn, Alabama restaurants (e.g., Franchise Agreement dated February 18,
              1992, by and between Extra Cheese, Inc. and PJI at 2503 McFarland Blvd.
              W., Northport, Alabama 35476). Exhibit 10.12 to the Company's Registration
              Statement on Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
    10.13     Development Agreement relating to the development of an aggregate of four restaurants in Cullman, Jasper, Sylacauga and Talladega, Alabama. Exhibit
              10.13 to the Company's Registration Statement on Form S-1 (Commission File
              No. 333-11253) is hereby incorporated by reference.
    10.14     Form of Franchise Agreement relating to the Cullman, Jasper, Sylacauga and
              Talladega, Alabama restaurants (e.g., Franchise Agreement dated August 14,
              1995, by and between Extra Cheese, Inc. and PJI at 680 Highway 78 West,
              Jasper, Alabama 35501). Exhibit 10.14 to the Company's Registration
              Statement on Form S-1 (Commission File No.
              333-11253) is hereby incorporated by reference.

    NUMBER                                   DESCRIPTION
    ------                                   -----------
    10.15     Development Agreement relating to the development of an aggregate of five restaurants in Longview, Lufkin and Nacogdoches, Texas. Exhibit 10.15 to
              the Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.16     Form of Franchise Agreement relating to the East Texas restaurants (e.g.,
              Franchise Agreement dated September 20, 1994, by and between Textra Cheese
              Corp. and PJI at 2702 North Street, Nacogdoches, Texas 75961). Exhibit
              10.16 to the Company's Registration Statement on Form S-1 (Commission File
              No. 333-11253) is hereby incorporated by reference.
    10.17     Development Agreement relating to the development of an aggregate of 47 restaurants in Virginia Beach, Richmond and Norfolk, Virginia (the
              "Virginia Development Agreement"). Exhibit 10.17 to the Company's
              Registration Statement on Form S-1 (Commission File No. 333-11253) is
              hereby incorporated by reference.
    10.17(a)  First Amendment to the Virginia Development Agreement. Exhibit 10.17(a) to
              the Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.17(b)  Second Amendment to the Virginia Development Agreement. Exhibit 10.17(b)
              to the Company's Registration Statement on Form S-1 (Commission File No.
              333-11253) is hereby incorporated by reference.
    10.17(c)  Third Amendment to the Virginia Development Agreement. Exhibit 10.17(c) to
              the Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.17(d)  Fourth Amendment to the Virginia Development Agreement. Exhibit 10.17(d)
              to the Company's Registration Statement on Form S-1 (Commission File No.
              333-11253) is hereby incorporated by reference.
    10.18     Form of Franchise Agreement relating to the Virginia restaurants (e.g.
              Franchise Agreement dated March, 31, 1994, by and between PJVA and PJI at
              10054 Robious Road, Richmond, Virginia 23235). Exhibit 10.18 to the
              Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.19     PJI's Waiver of Right of First Refusal (certain Utah, Iowa markets and other markets). Exhibit 10.19 to the Company's Registration Statement on
              Form S-1 (Commission File No. 333-11253) is hereby incorporated by reference.
    10.20     The Company's Right of First Refusal relating to certain Iowa territories.
              Exhibit 10.20 to the Company's Registration Statement on Form S-1
              (Commission File No. 333-11253) is hereby incorporated by reference.
    10.21     The Company's Right of First Refusal relating to certain Louisiana territories. Exhibit 10.21 to the Company's Registration Statement on Form
              S-1 (Commission File No.
              333-11253) is hereby incorporated by reference.
    10.22     Option Agreement relating to the Utah territories. Exhibit 10.22 to the
              Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.23     $1,200,000 Commercial Installment Note issued to National City Bank from
              PJVA, Inc. and PJV, Inc., and guaranteed by Messrs. Sherman, Laughery,
              Hart and Grisanti. Exhibit 10.23 to the Company's Registration Statement
              on Form S-1 (Commission File No.
              333-11253) is hereby incorporated by reference.

    NUMBER                                   DESCRIPTION
    ------                                   -----------
    10.24     $1,000,000 Credit Facility with AmSouth Bank of Alabama guaranteed by
              Messrs. Stephens, Langford, Sherman, Fleishman and Keener. Exhibit 10.24
              to the Company's Registration Statement on Form S-1 (Commission File No.
              333-11253) is hereby incorporated by reference.
    10.25     Employment Agreement with Mr. Davison. Exhibit 10.25 to the Company's
              Registration Statement on Form S-1 (Commission File No. 333-11253) is
              hereby incorporated by reference.
    10.26     Agreement between PJI and PJ Utah, LLC relating to development rights to be granted with respect to the Utah territory. Exhibit 10.26 to the
              Company's Registration Statement on Form S-1 (Commission File No. 333-
              11253) is hereby incorporated by reference.
    10.27     Agreement and Plan of Merger among PJ America, Inc., PJAM Acquisition
              Subsidiary, Inc., OPD Co., Roger P. Tennyson, Mary Ann Tennyson, Brian J.
              Tennyson, Jeanne K. Tennyson, John H. Schnatter, Charles Schnatter and Dan
              Holland dated May 30, 1997. Exhibit 2.1 to the Company's Form 8-K dated
              June 19, 1997, is hereby incorporated by reference.
    10.28     PJ America, Inc. Registration Rights Agreement dated June 5, 1997 relating to the Agreement and Plan of Merger (OPD transaction). Exhibit 10.1 to the
              Company's Form
              8-K dated June 19, 1997, is hereby incorporated by reference.
    10.29*    Letter dated June 18, 1997, from PJI to the Company relating to the development rights for the Vancouver, Canada area.
    10.30*    Development Agreement relating to the development of 37 restaurants in the
              Ventura, Kern, San Luis Obispo, Santa Barbara and northwestern Los Angeles counties of California.
    10.31*    Letter dated June 26, 1997, from PJI to the Company relating to the development rights for Puerto Rico.
    10.32*    Asset Purchase Agreement dated June 26, 1997 by and between Northcoast
              Pizza, Inc., North Royalton Pizza, Inc., Louis Akhar and Ohio Pizza
              Delivery Co.
    21*       Subsidiaries of the Registrant.
    23.1*     Consent of Greenebaum Doll & McDonald PLLC (included in Exhibit 5).
    23.2*     Consent of Ernst & Young LLP.
    24*       Power of Attorney (included on Signature Page of the Registration
              Statement).
    27*       Financial Data Schedule (included only in filings under the Electronic
              Data Gathering, Analysis, and Retrieval System). Exhibit 27 to the
              Company's Form 10-Q dated April 17, 1997, is hereby incorporated by reference.

--------
*Previously Filed

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes:

    (1) For the purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON JULY 23, 1997.

                                          PJ America, Inc.

                                                /s/ Douglas S. Stephens
                                          By: _________________________________
                                                    Douglas S. Stephens
                                                Chief Executive Officer and
                                                         President

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Chairman of the Board           July 23, 1997
____________________________________
         Richard F. Sherman

    /s/ Douglas S. Stephens          Chief Executive Officer,        July 23, 1997
____________________________________  President and Director
        Douglas S. Stephens

      /s/ D. Ross Davison            Vice President--Chief           July 23, 1997
____________________________________  Financial Officer and
          D. Ross Davison             Treasurer
                                      (Chief Financial and
                                      Accounting Officer)

                 *                   Director                        July 23, 1997
____________________________________
        Michael M. Fleishman

                 *                   Director                        July 23, 1997
____________________________________
           Martin T. Hart

                 *                   Director                        July 23, 1997
____________________________________
          Frank O. Keener

                 *                   Director                        July 23, 1997
____________________________________
        Stephen P. Langford

                 *                   Director                        July 23, 1997
____________________________________
        Charles W. Schnatter


        /s/ Douglas S. Stephens                                    July 23, 1997
*By: __________________________
      Douglas S. Stephens
       Attorney-in-fact